                                                                PRELIMINARY COPY

                           SUN ENERGY PARTNERS, L.P.
                           123 ROBERT S. KERR AVENUE
                         OKLAHOMA CITY, OKLAHOMA 73102

                            ------------------------

                             INFORMATION STATEMENT

                            ------------------------

TO:  HOLDERS OF LIMITED PARTNERSHIP UNITS OF SUN ENERGY PARTNERS, L.P.:

     Pursuant to an Amended and Restated Agreement and Plan of Merger dated as of May 24, 1999 between Sun Energy Partners and Kerr-McGee Energy Corporation, a Delaware corporation which is an indirect wholly owned subsidiary of Kerr-McGee Corporation, a Delaware corporation, Kerr-McGee Energy will be merged into Sun Energy Partners and each outstanding partnership unit of Sun Energy Partners (other than units held by Kerr-McGee Corporation and its affiliates) will be converted solely into the right to receive $5.75 in cash per unit, without interest (except that $1.23 of such amount will be subject to court approval of the settlement described herein, and will be paid together with interest from the date of the merger to the date of the court approval at the rate described herein). As a result, Sun Energy Partners will become an indirect wholly-owned subsidiary of Kerr-McGee Corporation.


     The merger has been approved by Kerr-McGee Corporation, as the managing general partner of Sun Energy Partners, and by Kerr-McGee Energy. Kerr-McGee Corporation, as the holder of 100% of the general partnership interests and of 94.16% of the limited partnership units of Sun Energy Partners, has executed a written consent approving the merger. The merger does not require the vote or
consent of any other unit holder. On [            ], 1999, the last trading day
prior to the date of this Information Statement, the high and low sales prices
for the depositary units were $[          ] and $[          ], respectively.


     NO MEETING OF UNIT HOLDERS WILL BE HELD TO CONSIDER APPROVAL OF THE MERGER OR THE MERGER AGREEMENT AND NO VOTE OR CONSENT OF UNIT HOLDERS IS BEING SOLICITED.

     WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                            ------------------------

         The date of this Information Statement is             , 1999.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
AVAILABLE INFORMATION.......................................    2
DOCUMENTS CONSTITUTING THIS INFORMATION STATEMENT...........    2
INTRODUCTION................................................    2
PRICE RANGE OF DEPOSITARY UNITS; CASH DISTRIBUTIONS.........    3
SPECIAL FACTORS.............................................    3
     Background.............................................    3
     Purpose and Structure of the Merger....................    5
     Terms of the Merger; Conflicts of Interest.............    5
     Reasons for the Merger.................................    6
     Alternative Transactions Considered....................    7
     Fairness of the Merger.................................    8
     Opinion of Financial Advisor to the Board of Directors
      of Kerr-McGee Corporation.............................   10
     Effect of the Merger on the Market for Units; NYSE
      Listing and Securities Exchange Act Registration......   16
     Financing of the Merger................................   17
     No Appraisal Rights....................................   17
     Other Unit Holder Rights...............................   17
     Material United States Federal Income Tax
      Consequences..........................................   18
     Accounting Treatment...................................   18
     Litigation.............................................   19
     Term of the Partnership Agreement......................   19
THE MERGER..................................................   19
     Terms of the Merger....................................   19
CERTAIN CONTACTS AND TRANSACTIONS WITH AFFILIATES...........   22
SELECTED FINANCIAL DATA.....................................   23
     Sun Energy Partners....................................   23
     Kerr-McGee Energy......................................   23
CERTAIN PROJECTIONS.........................................   24
FEES AND EXPENSES...........................................   25
REGULATORY APPROVAL.........................................   25


SCHEDULE 1  --   DIRECTORS AND EXECUTIVE OFFICERS OF KERR-McGEE CORPORATION,
                 KERR-McGEE L.P. CORPORATION AND KERR-McGEE ENERGY
                 CORPORATION

APPENDIX A  --   AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER DATED AS
                 OF MAY 24, 1999 BETWEEN SUN ENERGY PARTNERS, L.P. AND
                 KERR-McGEE ENERGY CORPORATION

APPENDIX B  --   OPINION OF LEHMAN BROTHERS INC.

PART II     --   SUN ENERGY PARTNERS' ANNUAL REPORT ON FORM 10-K FOR THE YEAR
                 ENDED DECEMBER 31, 1998

PART III    --   SUN ENERGY PARTNERS' QUARTERLY REPORT ON FORM 10-Q FOR THE
                 QUARTER ENDED MARCH 31, 1999

                             AVAILABLE INFORMATION

     Sun Energy Partners is subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, files reports and other information with the Securities and Exchange Commission. Such reports and other information filed with the Commission can be inspected and copied at the public reference facility maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and should also be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048 and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

     Kerr-McGee Energy, Kerr-McGee Corporation, Kerr-McGee L.P. Corporation (a Delaware corporation which is a wholly owned direct subsidiary of Kerr-McGee Corporation and the direct parent of Kerr-McGee Energy) and Sun Energy Partners have filed with the Commission a Rule 13e-3 Transaction Statement under the Securities Exchange Act in connection with the merger. This Information Statement also constitutes a part of such Rule 13e-3 Transaction Statement. The Rule 13e-3 Transaction Statement and any amendments thereto, including exhibits filed as a part thereof, are available for inspection and copying as set forth above.

               DOCUMENTS CONSTITUTING THIS INFORMATION STATEMENT

     This Information Statement consists of the following three parts: (1) this document, (2) Sun Energy Partners' Annual Report on Form 10-K for the year ended December 31, 1998 attached as Part II hereof and (3) Sun Energy Partners' Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 attached as
Part III hereof.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS INFORMATION STATEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

                                  INTRODUCTION


     This Information Statement is being furnished in connection with the merger to holders of record as of the close of business on May 24, 1999 of limited partnership units of Sun Energy Partners, including holders of depositary units represented by depositary receipts. As of the date of this Information Statement, there are 129,171,100 limited partnership units outstanding held as of such record date by approximately 1,384 unit holders of record, of which 121,628,000 or approximately 94.16% are owned by Kerr-McGee Corporation. In addition, Kerr-McGee Corporation holds 100% of the general partnership interest in Sun Energy Partners, for a combined total interest of approximately 98.2%.


     Sun Energy Partners is engaged in the oil and gas exploration and production business in the United States. Kerr-McGee Corporation is an energy and chemical company with worldwide operations. Kerr-McGee L.P. is a wholly owned subsidiary of Kerr-McGee Corporation formed for the purpose of holding a limited partner interest in Sun Energy Partners following the merger and has not conducted any other business. Kerr-McGee Energy is a wholly owned subsidiary of Kerr-McGee L.P. formed for the purpose of effecting the merger and has not conducted any other business.

     The principal executive offices of Sun Energy Partners, Kerr-McGee Corporation, Kerr-McGee L.P. and Kerr-McGee Energy are each located at 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102, and the telephone number of each at such address is (405) 270-1313.

                            ------------------------

              PRICE RANGE OF DEPOSITARY UNITS; CASH DISTRIBUTIONS

     The depositary units are listed and traded on the New York Stock Exchange under the symbol SLP. The following table sets forth, for the periods indicated, the reported high and low sales prices for the depositary units.

                                               1997           1998              1999
                                            -----------    -----------    ----------------
                                            HIGH    LOW    HIGH    LOW     HIGH      LOW
                                            ----    ---    ----    ---    ------    ------
First Quarter.............................   $5 5/8 $4 3/8  $4 3/4 $4     $4 1/2    $3 1/16
Second Quarter............................   $5 3/8 $4 1/4  $4 1/2 $3 5/16 $ [  ](a) $ [  ](a)
Third Quarter.............................   $6 1/16 $5 1/8  $3 15/16 $2 9/16
Fourth Quarter............................   $5 5/8 $4 1/4  $4 1/16 $2 5/8

---------------
(a) Through [            ], 1999.


     On October 14, 1998, the last full trading day prior to the announcement of the merger of Oryx Energy Corporation (the prior managing general partner of Sun Energy Partners) into Kerr-McGee Corporation, the high and low sales prices for the depositary units on the New York Stock Exchange were $3 and $2 13/16, respectively. On March 8, the last full trading day prior to the original announcement of the Sun Energy Partners merger for consideration of $4.52 per unit, the high and low sales prices for the depositary units were $4 1/8 and $4,
respectively. On [            ], 1999, the last trading day prior to the date of
this Information Statement, the high and low sales prices for the depositary
units were $[          ] and $[          ], respectively. UNIT HOLDERS ARE URGED
TO OBTAIN A CURRENT MARKET QUOTATION FOR THE DEPOSITARY UNITS.


     Since January 1, 1997, the quarterly cash distributions per unit paid to unit holders were as follows:

                                                              1997    1998    1999
                                                              ----    ----    -----
First Quarter...............................................  $.15    $.02       --
Second Quarter..............................................   .08      --    $   [](a)
Third Quarter...............................................   .02      --
Fourth Quarter..............................................    --      --

---------------
(a) Through [            ], 1999.

     Sun Energy Partners funds its capital outlays from internally generated funds, including cash proceeds from asset sales, and makes distributions of only that cash remaining after such outlays. Any such distributions will fluctuate due to oil and gas prices, production volumes, operating costs and the timing and amount of capital expenditures and divestment proceeds.

                                SPECIAL FACTORS

BACKGROUND

     Sun Energy Partners was formed in 1985 to succeed to all the domestic oil and gas business and all the domestic oil and gas properties and related assets of Sun Exploration and Production Company, a wholly-owned subsidiary of Sun Company, Inc., and certain of its affiliates. In 1988, Sun Company spun off Sun Exploration to Sun Company's stockholders, resulting in Sun Exploration becoming a publicly traded company independent of Sun Company. Thereafter, Sun Exploration changed its name to Oryx Energy Company.

     Oryx conducted substantially all of its domestic oil and gas exploration and production business through Sun Energy Partners and through operating limited partnerships in which Sun Energy Partners holds a 99% interest as the sole limited partner and Oryx held a 1% interest as the general partner.

     On October 14, 1998, Kerr-McGee Corporation and Oryx entered into an Agreement and Plan of Merger, pursuant to which, among other things, Oryx would be merged into Kerr-McGee Corporation (Kerr-McGee Corporation prior to the Oryx merger is referred to as "Old Kerr-McGee") and each share of Oryx common stock outstanding immediately prior to the Oryx merger and a related reverse stock split by Oryx would be converted into 0.369 shares of Kerr-McGee common stock (the "Oryx merger"). In the course of the negotiations relating to the Oryx merger, Kerr-McGee Corporation considered whether to seek to effect the Sun Energy Partners merger simultaneously with the Oryx merger. To avoid complicating and possibly delaying the Oryx merger, Kerr-McGee Corporation decided to defer consideration of the Sun Energy Partners merger until after the completion of the Oryx merger.

     On February 26, 1999, Oryx was merged into Old Kerr-McGee and Kerr-McGee Corporation became the managing general partner of and succeeded to Oryx's general and limited partnership interests in Sun Energy Partners and the operating partnerships.

     Kerr-McGee Corporation, in its capacity as managing general partner of Sun Energy Partners, retained Lehman Brothers Inc. as financial advisor in connection with the consideration of the Sun Energy Partners merger. Prior to a meeting of the Kerr-McGee Corporation board of directors on March 9, 1999, Lehman Brothers preliminarily advised Kerr-McGee Corporation of its view that cash consideration in the range of $4.08 to $5.03 per unit would be fair to the public unit holders from a financial point of view. At the March 9 board of directors of meeting, management of Kerr-McGee Corporation recommended that the board of directors authorize the merger on behalf of Kerr-McGee Corporation, as managing general partner of Sun Energy Partners. Management further recommended that, despite the decrease in oil and gas prices and stock prices of oil and gas companies subsequent to the announcement on October 14, 1998 of the Oryx merger, the board of directors set the Sun Energy Partners merger consideration at $4.52 per unit. This was a level that would give the public unit holders a 50.7% premium over the $3.00 closing trading price of a depositary unit on October 14, 1998 equal in percentage terms to the 50.7% premium received by Oryx stockholders in the Oryx merger (based on the closing trading prices of Oryx common stock and Kerr-McGee common stock on October 14, 1998 and the exchange ratio in the Oryx merger).

     Lehman Brothers presented its analysis regarding the transaction and then delivered its opinion that the cash consideration of $4.52 per unit was fair to the public unit holders from a financial point of view. (For a description of the qualifications of Lehman Brothers, the reasons Lehman Brothers was selected by Kerr-McGee Corporation to act as financial advisor, recent material relationships and contacts between Lehman Brothers and Kerr-McGee Corporation, and other matters regarding Lehman Brothers' opinion, see "-- Opinion of Financial Advisor to the Board of Directors of Kerr-McGee Corporation".) After discussion, the non-employee members of the Kerr-McGee Corporation board of directors, acting for Kerr-McGee Corporation as managing general partner of Sun Energy Partners, resolved to approve the merger and the merger agreement and to set the merger consideration at $4.52 per unit.

     Kerr-McGee Energy also authorized the merger and the merger agreement and Kerr-McGee Energy and Sun Energy Partners entered into the merger agreement. Kerr-McGee Corporation, as the holder of 100% of the general partnership interests and 94.16% of the outstanding limited partnership units of Sun Energy Partners, executed a written consent approving the merger and the merger agreement.

     Following the announcement of the merger, three purported class action lawsuits were filed by several unit holders against, among others, Sun Energy Partners and Kerr-McGee Corporation. Among other things, the plaintiffs alleged that the defendants breached fiduciary and common law duties by failing to offer a fair price to unit holders in the merger, failing to negotiate the purchase price at arm's-length, failing to obtain an independent evaluation of the units and of Sun Energy Partners, and timing the merger to take advantage of the alleged depressed market price of the units. The plaintiffs also alleged that the $4.52 per unit merger consideration was unfair because it did not reflect the significant increases in oil and gas prices, and in the trading values of oil and gas company stocks generally, which occurred subsequent to March 9, 1999. See "-- Litigation."

     On May 24, 1999, as a result of arm's-length negotiations with counsel for the plaintiffs in the lawsuits, Sun Energy Partners, Kerr-McGee Corporation and the other defendants entered into a memorandum of understanding with the plaintiffs contemplating a settlement in which the merger consideration would be increased to $5.75 per unit, subject to court approval of the settlement (plus interest on such increase from the date of the merger to the date of such approval), and certain other modifications would be made to the terms of the merger as described under "-- Litigation." Unit holders will be notified by press release and by mail of final court approval of the settlement. Kerr-McGee Corporation, in its capacity as managing general partner of Sun Energy Partners, and Kerr-McGee Energy then approved such changes and entered into an amended and restated merger agreement providing for such increased merger consideration and such other modifications. See
"-- Litigation." Kerr-McGee Corporation, as the holder of 100% of the general partnership interests and 94.16% of the outstanding limited partnership units of Sun Energy Partners, executed a written consent approving the increased merger consideration and such amended and restated merger agreement.


PURPOSE AND STRUCTURE OF THE MERGER

     The purpose of the merger is for Kerr-McGee Corporation to acquire the approximately 1.8% equity interest in Sun Energy Partners it does not already hold. Kerr-McGee Corporation wants to avoid conflicts of interest that otherwise might arise out of the fact that Kerr-McGee Corporation and Sun Energy Partners operate in some of the same areas of the United States. Kerr-McGee Corporation also believes that the existence of a public minority ownership interest in Sun Energy Partners will limit its flexibility in operating and growing its business, including by limiting Kerr-McGee Corporation's ability to engage in cash management activities and other affiliate transactions that may require special consideration of the public minority interest. In addition, Kerr-McGee Corporation is endeavoring to avoid the administrative costs and burdens of separate financial and tax accounting, reporting and disclosure requirements for Sun Energy Partners.

     Because Kerr-McGee Corporation owns all of the outstanding general partnership interests and 94.16% of all outstanding limited partnership units of Sun Energy Partners, under the Sun Energy Partners partnership agreement and Delaware law, Kerr-McGee Corporation has the right to approve, and has approved, the merger and the merger agreement with respect to Sun Energy Partners without the consent of any other unit holder.

     Sun Energy Partners expects that the merger will be consummated on [INSERT DATE THAT IS 20 DAYS AFTER THE MAILING DATE] or as promptly as practicable thereafter, assuming that the conditions to the merger set forth in the merger agreement have been satisfied or waived. See "The Merger -- Terms of the Merger."

     Kerr-McGee Corporation is considering the possibility of an internal reorganization following the merger, including possibly merging Sun Energy Partners into another subsidiary of Kerr-McGee Corporation, or distributing Sun Energy Partners' assets to another Kerr-McGee Corporation subsidiary through liquidation or otherwise. Otherwise, and except as described above, Kerr-McGee Corporation, Kerr-McGee L.P., Kerr-McGee Energy and Sun Energy Partners have no present plans or proposals that would relate to or result in: any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Sun Energy Partners or its subsidiaries; a sale or transfer of a material amount of assets of Sun Energy Partners or its subsidiaries; any change in Sun Energy Partners' management; any material change in Sun Energy Partners' distribution rate or policy or indebtedness or capitalization; or any other material change in Sun Energy Partners' structure or business.

TERMS OF THE MERGER; CONFLICTS OF INTEREST

     Kerr-McGee Corporation, as managing general partner of Sun Energy Partners, has determined the terms of the merger, including the consideration to be received by the public unit holders for their limited partnership units. In determining the terms of the merger, Kerr-McGee Corporation considered its fiduciary duty to its stockholders, its business objective of consolidating Oryx's oil and gas exploration and production business with that of Old Kerr-McGee and its duty as managing general partner to structure a transaction that is fair to the public unit holders. The directors and officers of Kerr-McGee Corporation have a fiduciary duty to manage Kerr-McGee Corporation in the best interests of its stockholders. At the same time, Kerr-McGee Corporation, as the managing general partner of Sun Energy Partners, has a duty to manage Sun Energy Partners in a manner that is fair to the public unit holders. Accordingly, Kerr-McGee Corporation has a conflict of interest in determining the terms of the merger. As described below in "-- No Appraisal Rights," the partnership agreement provides that, when the managing general partner has a conflict of interest in determining a course of conduct for Sun Energy Partners, the managing general partner should consider the relative interests of the parties to the conflict, the benefits and burdens relating to such interests, customary industry practice and generally accepted accounting and engineering principles. Consistent with these provisions, the non-employee members of the Kerr-McGee Corporation board of directors, acting for Kerr-McGee Corporation in its capacity as managing general partner of Sun Energy Partners, determined the original merger consideration of $4.52 per unit and approved the original merger and the original merger agreement. In addition, the Kerr-McGee Corporation board of directors received an opinion from its financial advisor that the original merger consideration of $4.52 per unit was fair to the public unit holders from a financial point of view. Subsequent negotiations with the counsel for the plaintiffs in the unit holder litigation resulted in an increase of the merger consideration on May 24, 1999 to $5.75 per unit in cash (plus an interest component on such increase), subject to court approval of the settlement. See "-- Litigation."


     Although Kerr-McGee Corporation believes that the terms of the original merger were fair to the public unit holders, such terms were not the result of arm's-length negotiations. No special committee or other entity was formed or engaged to negotiate on behalf of the public unit holders, although, as previously discussed, the original merger and the original merger agreement were approved solely by Kerr-McGee Corporation's non-employee directors. However, Kerr-McGee Corporation believes that the subsequent negotiations with the plaintiffs' counsel was effectively an arm's-length negotiation regarding the merger, since the plaintiffs' counsel represented the interests of the plaintiff unit holders in the purported class action lawsuits. See "-- Fairness of the Merger", "-- Opinion of Financial Advisor to the Board of Directors of Kerr-McGee Corporation" and "-- Litigation" for a discussion of the determination of the fairness of the terms of the merger, of the opinion rendered by the financial advisor to Kerr-McGee Corporation with respect to the fairness of the original merger consideration of $4.52 per unit to the public unit holders from a financial point of view and of the unit holder litigation and settlement negotiations which resulted in the increased merger consideration, subject to court approval of the settlement.

REASONS FOR THE MERGER

  Avoidance of Conflicts of Interest

     Kerr-McGee Corporation conducts businesses similar to that of Sun Energy Partners through other Kerr-McGee Corporation affiliates. The conduct of these other businesses, and the allocation of business opportunities and capital investments between Sun Energy Partners and these other businesses, may give rise to conflicts of interest. These conflict situations will be eliminated through the merger.

  Elimination of Minority Interest

     In addition to the conflicts of interest concerns expressed above, Kerr-McGee Corporation believes that the existence of a public minority ownership interest in a subsidiary is not advisable because it represents a constituency that may have interests different from or in addition to those of Kerr-McGee Corporation and its stockholders. The existence of the minority interest will limit Kerr-McGee Corporation's flexibility in operating and growing its exploration and production business by, among other things, limiting Kerr-McGee Corporation's ability to contribute and distribute cash freely to and from Sun Energy Partners as it may with its other subsidiaries and precluding Kerr-McGee Corporation from allocating resources, managing operations and engaging in other affiliate transactions with Sun Energy Partners without regard for the interests of public unit holders. The merger will result in Sun Energy Partners becoming a wholly-owned subsidiary of Kerr-McGee Corporation, thereby eliminating these concerns. See also "Avoidance of Conflicts of Interest."

  Reduction of Administrative Costs and Burdens

     Kerr-McGee Corporation is endeavoring to avoid the administrative costs and burdens of separate financial and tax accounting, reporting and disclosure requirements for Sun Energy Partners. These costs are estimated at approximately $1 million for 1999. These requirements are different from and in addition to those which are required for Kerr-McGee Corporation's wholly owned businesses because the depositary units are publicly held and listed on the New York Stock Exchange. In addition, the merger will eliminate complexities in allocating resources and costs for overhead, personnel and other matters.

  Timing

     Kerr-McGee Corporation is effecting the merger as soon as practicable following the consummation of the Oryx merger, the event which gave rise to the foregoing considerations.

ALTERNATIVE TRANSACTIONS CONSIDERED

     Kerr-McGee Corporation, as the holder of 98.2% of the ownership interests in Sun Energy Partners, reviewed various alternative methods described below to allow it to acquire the outstanding publicly-held units. Kerr-McGee Corporation determined that none of the alternatives would provide for a timely transaction fair to all public unit holders which could be effected with certainty and would achieve the goals of efficiently combining the oil and gas businesses of Kerr-McGee Corporation and Sun Energy Partners and eliminating conflicts of interest. Certain of these alternative transactions, if pursued, may have resulted in greater or lesser total consideration to the public unit holders than they will receive in the merger. Kerr-McGee Corporation did not pursue any of such alternative transactions and, therefore, cannot determine whether such alternatives would actually have resulted in greater or lesser total consideration to the public unit holders or quantify the extent, if any, to which the total consideration to be received in any such transactions might have exceeded the consideration to be received in the merger.

     Kerr-McGee Corporation considered the possibility of making a cash tender offer or stock exchange offer for the outstanding publicly held units followed by a call of the remaining units as permitted under the Sun Energy Partners partnership agreement. The partnership agreement provides that if less than 2,500,000 units are held by the public, Kerr-McGee Corporation has the right to purchase all, but not less than all, of the outstanding units at a minimum price equal to the greater of (a) the highest price paid by Kerr-McGee Corporation or its affiliates for a limited partnership unit during the 90 days preceding the mailing of the call exercise notice to the unit holders and (b) the average of the closing prices of the units on the New York Stock Exchange for the 30 days preceding the mailing of such notice. Kerr-McGee Corporation determined that a tender or exchange offer was not desirable because it was uncertain that holders would tender enough units to permit Kerr-McGee Corporation to exercise its call right. In that event, a merger would still need to be effected subsequent to the tender or exchange offer in order to complete the acquisition of the publicly held interests in Sun Energy Partners. Thus, the alternative of a tender or exchange offer presented both uncertainty and significant delay. Additionally, an exchange offer was not selected because Kerr-McGee Corporation did not want to issue securities, and because any unit holder who preferred to hold Kerr-McGee securities could use the cash merger consideration to purchase such securities on the open market.

     Kerr-McGee Corporation also considered market purchases as a means of acquiring sufficient publicly held units to permit it to exercise its call right. However, given the historical trading volume of the public units, Kerr-McGee Corporation believed it would take a number of years to acquire a sufficient number of units through open-market purchases to permit it to exercise its call right. This alternative would also result in public unit holders receiving different consideration for their units, as opposed to the merger which ensures that all holders receive identical consideration.

     For the reasons already discussed, Kerr-McGee Corporation rejected the alternative of continuing to operate Sun Energy Partners as it exists, with a small public minority interest.

     Because Kerr-McGee Corporation owns 98.2% of the interests in Sun Energy Partners and Sun Energy Partners' assets constitute a substantial part of the assets acquired in the Oryx merger, all of which Kerr-McGee Corporation plans to operate through its subsidiaries as a going concern, Kerr-McGee Corporation did not consider the alternative of liquidating Sun Energy Partners, which would have required the sale of some or all of such assets.

FAIRNESS OF THE MERGER


     The merger consideration of $5.75 per unit (including $1.23 per unit which is subject to court approval and interest thereon) was negotiated in arm's-length settlement discussions with counsel representing unit holders in three purported class action lawsuits. The $5.75 per unit merger consideration represents a 27% increase over the original $4.52 per unit merger consideration which was determined to be fair by Kerr-McGee Corporation in approving the original merger on March 9, 1999 and a 42% premium over the $4.06 closing price of a depository unit on March 8, 1999, the last trading day prior to announcement of the original merger.


     Kerr-McGee Corporation, as managing general partner, believes that the terms of the original merger were fair to the public unit holders. In reaching this conclusion, Kerr-McGee Corporation considered the following factors:

          (1) The original merger consideration of $4.52 per unit would have given the public unit holders a 50.7% premium over the $3.00 closing trading price of a depositary unit on October 14, 1998, the trading day prior to the announcement of the Oryx merger. This was the same percentage premium received by the Oryx stockholders in the Oryx merger (based on the closing trading prices for Oryx common stock and Kerr-McGee common stock on October 14, 1998 and the exchange ratio in the Oryx merger). The exchange ratio in the Oryx merger giving rise to the implied premium was negotiated in an arm's length transaction between Oryx and Old Kerr-McGee, two companies sophisticated and experienced in purchase and sale transactions involving oil and gas properties. In addition, in connection with the Oryx merger, both Oryx and Old Kerr-McGee received fairness opinions from their financial advisors that the exchange ratio used in the Oryx merger was fair to their shareholders from a financial point of view, based in part upon the same methodologies used to value Sun Energy Partners in determining the fairness of the original $4.52 merger consideration.

          (2) In approving the original merger, Kerr-McGee Corporation considered the then-current market price of the units and historical market prices for the units during the past two years, including that the $4.52 original merger consideration represented an 11.3% premium over the $4.06 closing trading price of a depositary unit on March 8, 1999, the last trading day prior to the announcement of the Sun Energy Partners merger, as opposed to the 50.7% premium to the unit price on October 14, 1998 discussed above. However, Kerr-McGee Corporation believed that the unit price was substantially affected following announcement of the Oryx merger by anticipation that Kerr-McGee Corporation would acquire the Sun Energy Partners units at a premium, based on the fact that the Sun Energy Partners units closed at $3 11/16 following the Oryx merger announcement, up 23% from the prior day's close. Further, the Sun Energy Partners units remained at similar or higher levels (other than during a brief period in late 1998) until the March 9, 1999 announcement of the Sun Energy Partners merger, even though oil and gas prices and stock prices for most oil and gas companies decreased during the same period. Accordingly, and despite the decreases in such oil, gas and stock prices, Kerr-McGee Corporation selected a merger consideration price which would yield a percentage premium equal to that received in the Oryx merger based on what Kerr-McGee Corporation viewed as the "unaffected" unit price on October 14, 1998, the same date on which the corresponding Oryx merger premium was measured. While the depositary units have at times traded at prices higher than the merger consideration, the units also have traded at lower prices. See "Price Range of Units; Cash Distributions."

          (3) In approving the original merger, Kerr-McGee Corporation relied in part upon the fairness opinion rendered by Lehman Brothers described in "-- Opinion of Financial Advisor to the Board of

     Directors of Kerr-McGee Corporation" that the original merger consideration of $4.52 per unit was fair to the public unit holders from a financial point of view.

          (4) The merger will result in the liquidation of the unit holders' interests for cash, an opportunity which might not otherwise be available to all unit holders given the limited liquidity in the market for the units. The average daily trading volume for the units over the three-month period ended October 14, 1998, as well as over the three-month period ended March 9, 1999, was in each case approximately 15,000 units, or approximately 0.2% of the outstanding units held by the public. Based on this trading activity, it would take the current unit holders approximately 500 trading days, or two years, to liquidate their current positions via the public markets.

          (5) As a result of the merger, the public unit holders will have no further interest in the net book value, assets, net income, cash flow, distributions or other future performance of, or any other equity interest in, Sun Energy Partners and, therefore, will not be able to participate in any future growth, or be subject to any future decline, of Sun Energy Partners. At the same time, the interest of Kerr-McGee Corporation and its affiliates in the equity, net book value, assets, net income, cash flow, distributions and future performance of Sun Energy Partners will increase from 98.2% to 100%.

          (6) Unit holders are not entitled to appraisal rights in connection with the merger. Accordingly, unit holders do not have the alternative of dissenting from the merger and seeking a judicial determination of the fair value of their units in lieu of accepting the merger consideration to be paid in the merger. See "-- No Appraisal Rights."

          (7) Kerr-McGee Corporation did not structure the merger to require approval of a majority of unaffiliated unit holders. No vote of unaffiliated unit holders is required in connection with the merger and no vote is being solicited. Kerr-McGee Corporation holds all of the general partnership interests and 94.16% of the outstanding limited partnership units of Sun Energy Partners. Therefore, whether a majority of the unaffiliated unit holders are in favor of the merger or not will have no impact on the consummation of the merger or the consideration to be received by unit holders in the merger.

          (8) Although no unaffiliated representative was retained to act solely on behalf of unaffiliated unit holders for the purpose of negotiating the terms of the original merger or preparing a report concerning the fairness of the original merger, the original merger was approved by, and the original merger consideration of $4.52 per unit was determined by, the non-employee directors of the Kerr-McGee Corporation board of directors, acting in Kerr-McGee Corporation's capacity as managing general partner of Sun Energy Partners. In addition, determination of and evaluation of the fairness of the original cash merger consideration of $4.52 per unit was based, in part, on a valuation of the assets and properties of Sun Energy Partners using methodologies similar to those used in determining and evaluating the fairness of the exchange ratio in the Oryx merger, which was negotiated in an arm's-length transaction between Oryx and Old Kerr-McGee. No independent party negotiated the terms of the original merger agreement with Kerr-McGee Corporation on behalf of unaffiliated unit holders or prepared a report on behalf of unaffiliated unit holders concerning the fairness of the merger, although, as noted above, the increased merger consideration was the result of arm's-length settlement negotiations with counsel representing unit holders in three purported class action lawsuits.


          (9) Kerr-McGee Corporation does not believe current net book value or liquidation value per unit to be relevant to a determination of the fairness of the merger consideration because Kerr-McGee Corporation intends to continue to operate the business currently conducted by Sun Energy Partners as a going concern and therefore Kerr-McGee Corporation evaluated Sun Energy Partners on a going concern basis. The net book value per unit of the Sun Energy Partners units was $2.62 as of December 31, 1998, which is substantially lower than the going concern value of the units as estimated by Lehman Brothers. See "-- Opinion of Financial Advisor to the Board of Directors of Kerr-McGee Corporation -- Going Concern Analysis." For the foregoing reasons, no analysis of the liquidation value of Sun Energy Partners was performed.

     In view of the number and variety of factors considered, Kerr-McGee Corporation did not find it practicable to, and did not, assign relative weights to the factors described above. However, Kerr-McGee Corporation believes that the factors described in (1), (2), (3), (4), parts of (5) and (8), and (9) above were favorable to its determination of fairness and factors (6), (7) and parts of (5) and (8) were not favorable to such determination. Notwithstanding factors
(5), (6), (7) and (8), Kerr-McGee Corporation believes that the terms of the original merger were fair to public unit holders. During the period from the delivery of the Lehman Brothers opinion and execution of the original merger agreement on March 9, 1999 to the execution of the revised merger agreement on May 24, 1999 as a result of settlement negotiations, there were substantial increases in oil and gas prices and in the trading values of oil and gas company stocks generally. Such increases were one basis for the plaintiffs' complaints in the unit holder litigation, and Kerr-McGee Corporation believes that they were fully taken into account by plaintiffs' counsel in the settlement negotiations. Because the increase in the merger consideration (subject to court approval) was a result of arm's-length settlement negotiations, Kerr-McGee Corporation did not and does not intend to obtain or request an updated fairness opinion from Lehman Brothers in connection with the revised merger in light of such increases or otherwise.


     Kerr-McGee Corporation believes that the procedures by which the terms of the original merger were determined and the original merger was approved were likewise fair: (1) the original merger was approved by the nonemployee directors of Kerr-McGee Corporation, acting for Kerr-McGee Corporation in its capacity as managing general partner of Sun Energy Partners; (2) the board of directors of Kerr-McGee Corporation retained Lehman Brothers to render an opinion concerning the fairness, from a financial point of view, of the consideration to be received by the unit holders in the original merger; and (3) the determination of the original merger consideration was based upon the percentage premium received by Oryx stockholders in the Oryx merger, which premium resulted from arm's-length negotiations between Oryx and Old Kerr-McGee. The procedures resulting in the increase of the merger consideration, subject to court approval, consisted of arm's-length settlement negotiations with counsel representing unit holders in three purported class action lawsuits. See
"-- Litigation."

     Each of Sun Energy Partners, Kerr-McGee Energy and Kerr-McGee L.P. believe the terms of the original merger were fair for the same reasons discussed above.

OPINION OF FINANCIAL ADVISOR TO THE BOARD OF DIRECTORS OF KERR-MCGEE CORPORATION

     Kerr-McGee Corporation, in its capacity as managing general partner of Sun Energy Partners, engaged Lehman Brothers to act as Kerr-McGee Corporation's financial advisor in connection with the merger and instructed Lehman Brothers to evaluate the fairness, from a financial perspective, to the public unit holders of the consideration to be paid to such public unit holders in the original merger. Lehman Brothers has delivered its opinion, dated March 9, 1999, to the Kerr-McGee Corporation board of directors, acting in Kerr-McGee Corporation's capacity as managing general partner of Sun Energy Partners, to the effect that as of such date and based upon and subject to certain matters stated therein, from a financial point of view, the cash consideration of $4.52 per unit to be received by the public unit holders in the original merger was fair to the unit holders.

     THE FULL TEXT OF THE WRITTEN OPINION OF LEHMAN BROTHERS IS INCLUDED AS APPENDIX B TO THIS DOCUMENT, AND IS INCORPORATED HEREIN BY REFERENCE. UNIT HOLDERS MAY READ SUCH OPINION FOR A DISCUSSION OF THE ASSUMPTIONS MADE, FACTORS CONSIDERED AND LIMITATIONS UPON THE REVIEW UNDERTAKEN BY LEHMAN BROTHERS IN RENDERING ITS OPINION. THE FOLLOWING IS A SUMMARY OF LEHMAN BROTHERS' OPINION AND THE METHODOLOGY LEHMAN BROTHERS USED TO RENDER ITS FAIRNESS OPINION.

     No limitations were imposed by Kerr-McGee Corporation, acting in its capacity as managing general partner of Sun Energy Partners, on the scope of Lehman Brothers' investigation or the procedures to be followed by Lehman Brothers in rendering its opinion. In arriving at its opinion, Lehman Brothers did not ascribe a specific range of values to Sun Energy Partners but made its determination as to the fairness of the consideration to be received by the unit holders in the original merger on the basis of the financial and comparative analyses described below. Lehman Brothers' advisory services and opinion were provided for the information and assistance of Kerr-McGee Corporation, acting in its capacity as managing general partner of Sun Energy Partners, in connection with its consideration of the original merger.

     In arriving at its opinion, Lehman Brothers reviewed and analyzed:

          (1) the original merger agreement and the specific terms of the original merger;

          (2) publicly available information concerning Sun Energy Partners and Kerr-McGee Corporation that Lehman Brothers believed to be relevant to its analysis, including, without limitation, each of the periodic reports and proxy statements filed by Sun Energy Partners and Kerr-McGee Corporation since January 1, 1998, including the audited and unaudited financial statements included in such reports and statements;

          (3) financial and operating information with respect to the corporate structure, businesses, operations and prospects of Sun Energy Partners as furnished to Lehman Brothers by Kerr-McGee Corporation, including financial projections based on the respective business plans of Sun Energy Partners and, in particular:

             (a) certain estimates of proved and non-proved reserves; and

             (b) projected annual production of such reserves;

          (4) a trading history of Sun Energy Partners units from December 31, 1995 to March 8, 1999, and a comparison of that trading history with those of other companies that Lehman Brothers deemed relevant;

          (5) a comparison of the historical financial results and present financial condition of Sun Energy Partners with those of other companies that Lehman Brothers deemed relevant; and

          (6) a comparison of the financial terms of the original merger with the financial terms of certain other transactions that Lehman Brothers deemed relevant.

     In addition, Lehman Brothers:

          (a) had discussions with the management of Kerr-McGee Corporation concerning Sun Energy Partners' corporate structure, business, operations, financial condition, reserves, production profile, exploration program, assets and prospects; and

          (b) undertook such other studies, analyses and investigations as Lehman Brothers deemed appropriate.

     In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by Lehman Brothers without assuming any responsibility for independent verification of such information and further relied upon the assurances of management of Kerr-McGee Corporation that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of Sun Energy Partners, upon the advice of the management of Kerr-McGee Corporation, Lehman Brothers assumed that such projections had been reasonably prepared on a basis reflecting the then best currently available estimates and judgments of the management of Kerr-McGee Corporation as to the future financial performance of Sun Energy Partners and that Sun Energy Partners would perform substantially in accordance with such projections. In arriving at its opinion, Lehman Brothers did not conduct a physical inspection of the properties and facilities of Sun Energy Partners and did not make or obtain from third parties any evaluations or appraisals of the assets or liabilities of Sun Energy Partners. Lehman Brothers' opinion necessarily is based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion letter.

     In connection with rendering its opinion, Lehman Brothers performed certain financial, comparative and other analyses as described below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its fairness opinion, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the opinion. In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Sun Energy Partners or Kerr-McGee Corporation. Any estimates contained in the analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

  Valuation Analysis

     Lehman Brothers prepared a valuation of Sun Energy Partners. In determining valuation, Lehman Brothers used the following methodologies: discounted cash flow analysis, comparable company trading analysis, comparable transactions analysis, going concern analysis and segment valuation analysis. Each of these methodologies was used to generate a reference enterprise value range for Sun Energy Partners. The enterprise value range was adjusted for appropriate on- and off-balance sheet assets and liabilities to arrive at an equity value range (in aggregate dollars and dollars per unit). The per unit equity value ranges were then used to evaluate the $4.52 per unit consideration to be received by the unit holders in the original merger. The implied per unit equity values derived using the various valuation methodologies described above all supported the conclusion that the $4.52 per unit consideration to be received by the unit holders was fair to the unit holders from a financial point of view.

     The various valuation methodologies noted above and the implied per unit equity values derived therefrom are included in the following table. This table should be read together with the more detailed descriptions set forth below. The table alone does not constitute a complete description of the financial and comparative analyses. In particular, in applying the various valuation methodologies to the particular businesses, operations and prospects of Sun Energy Partners, and the particular circumstances of the merger, Lehman Brothers made qualitative judgments as to the significance and relevance of each analysis. In addition, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Sun Energy Partners or Kerr-McGee Corporation. Accordingly, the methodologies and the per unit equity values derived therefrom as set forth in the table must be considered as a whole and in the context of the narrative description of the financial analyses, including the assumptions underlying these analyses. Considering the implied per unit equity values without considering the narrative description of the financial analyses, including the assumptions underlying these analyses, could create a misleading or incomplete view of the process underlying, and conclusions represented by, Lehman Brothers' opinion.

                                                                                       IMPLIED EQUITY
VALUATION METHODOLOGY                  SUMMARY DESCRIPTION OF VALUATION METHODOLOGY    VALUE PER UNIT
---------------------                  --------------------------------------------    --------------
DISCOUNTED CASH FLOW ANALYSIS          Net present valuation of after-tax cash         $4.08 - $5.03
                                       flows generated by proved reserves using
                                       selected hydrocarbon pricing scenarios and
                                       discount rates plus evaluation of probable
                                       reserves and other assets and liabilities
COMPARABLE COMPANY TRADING ANALYSIS    Market valuation benchmark based on the         $4.08 - $5.27
                                       common stock trading multiples of selected
                                       comparable companies for selected financial
                                       and asset-based measures
COMPARABLE TRANSACTIONS ANALYSIS       Market valuation benchmark based on             $4.20 - $5.50
                                       consideration paid in selected comparable
                                       transactions

                                                                                       IMPLIED EQUITY
VALUATION METHODOLOGY                  SUMMARY DESCRIPTION OF VALUATION METHODOLOGY    VALUE PER UNIT
---------------------                  --------------------------------------------    --------------
GOING CONCERN ANALYSIS                 Net present valuation of management             $4.32 - $5.15
                                       projections of after-tax cash flows using
                                       selected hydrocarbon pricing scenarios and
                                       discount rates and assumed capital programs
                                       and finding costs
SEGMENT VALUATION ANALYSIS             Build up of total enterprise value based on     $3.96 - $5.15
                                       the valuation of each geographic business
                                       segment (onshore and offshore) determined by
                                       reference to the discounted cash flow
                                       analysis, comparable company trading
                                       analysis and comparable transactions
                                       analysis performed with respect to each
                                       geographic segment

CONSIDERATION TO BE RECEIVED BY THE PUBLIC UNIT HOLDERS IN THE ORIGINAL MERGER.....    $4.52

     Discounted Cash Flow Analysis. Lehman Brothers estimated the present value of the future after-tax cash flows expected to be generated from Sun Energy Partners' proved reserves as of January 1, 1999 based on reserves, production cost estimates and a range of discount rates and assuming a tax rate of 35%, all as provided by and discussed with Kerr-McGee Corporation management. Lehman Brothers added to such estimated values for proved reserves assessments of the value of certain other assets and liabilities of Sun Energy Partners, including possible and probable reserves and other land and acreage, under three oil and gas price scenarios ("Modified Management Case," "Banker Case," "Lehman Brothers Research Case," collectively, the "Pricing Scenarios"). These assessments were made by Lehman Brothers based on information provided by Kerr-McGee Corporation management and on various industry benchmarks and assumptions provided by and discussed with Kerr-McGee Corporation management.

     The oil price forecasts in the Pricing Scenarios were based on New York Mercantile Exchange ("NYMEX") West Texas Intermediate ("WTI") oil prices. Adjustments were made to the oil price forecasts to reflect location and quality differentials. In the Modified Management Case, the unadjusted WTI oil prices per barrel for the years 1999 to 2002 were assumed to be $13.50, $14.50, $15.00 and $15.50, respectively, and were assumed to remain at that price thereafter without any escalation. In the Banker Case, the unadjusted WTI oil prices per barrel for the years 1999 to 2003 were assumed to be $14.00, $15.00, $16.00, $17.00 and $18.00, respectively, and were assumed to escalate at 2% per annum thereafter. In the Lehman Brothers Research Case, the unadjusted WTI oil prices per barrel for the years 1999 to 2003 were assumed to be $13.95, $16.50, $17.50, $20.40 and $21.34, respectively, and were assumed to escalate at 3% per annum thereafter.

     The gas price forecasts in the Pricing Scenarios were based on NYMEX (Henry Hub, Louisiana delivery) price forecasts from which adjustments were made to reflect location and quality differentials. In addition, adjustments to the forecasted NYMEX prices were made to reflect the value per thousand cubic feet of gas. NYMEX gas price quotations are stated in heating value equivalents per million British Thermal Units ("MMBtu"). In the Modified Management Case, the unadjusted gas prices per MMBtu for the years 1999 to 2002 were assumed to be $2.25, $2.35, $2.45 and $2.55, respectively, and were assumed to remain at that price thereafter without any escalation. In the Banker Case, the unadjusted gas prices per MMBtu for the years 1999 to 2003 were assumed to be $2.25, $2.35, $2.40, $2.45 and $2.50, respectively, and were assumed to escalate at 2% per annum thereafter. In the Lehman Brothers Research Case, the unadjusted gas prices per MMBtu for the years 1999 to 2003 were assumed to be $2.25, $2.20, $2.25, $2.35 and $2.42, respectively, and were assumed to escalate at 3% per annum thereafter.

     The discounted cash flow analysis resulted in implied per unit equity values ranging from $4.08 to $5.03. The consideration of $4.52 per unit to be received by the unit holders in the original merger fell within this range.

     Comparable Company Trading Analysis. Lehman Brothers reviewed the public stock market trading multiples for selected large capitalization exploration and production companies including Burlington Resources Inc., Devon Energy Corporation, Ocean Energy, Inc., Pioneer Natural Resources Company, and Vastar Resources, Inc. Using publicly available information, Lehman Brothers calculated and analyzed the adjusted capitalization multiples of certain historical and projected financial and operating criteria such as earnings before interest, taxes, depreciation, depletion, amortization and exploration expenses ("EBITDE") and proved reserves. The adjusted capitalization of each company was obtained by adding its long-term debt to the sum of the market value of the common equity, the value of its preferred stock (market value if publicly traded, liquidation value if not) and the book value of any minority interest minus the cash balance. The appropriate 1998, projected 1999 and projected 2000 EBITDE multiple ranges were determined to be 6.0x to 7.0x, 5.5x to 6.5x and 5.0x to 6.0x, respectively. Proved reserve multiple ranges were determined to be $4.00 to $6.00 per barrel of oil equivalent ("BOE") and $0.70 to $1.00 per thousand cubic feet of gas equivalent ("Mcfe").

     This methodology yielded valuations for Sun Energy Partners that implied a per unit equity value range of $4.08 to $5.27. The consideration of $4.52 per unit to be received by the unit holders in the original merger fell within this range.

     Because of the inherent differences between the corporate structure, businesses, operations and prospects of Sun Energy Partners and the corporate structure, businesses, operations and prospects of the companies included in the comparable company groups, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis and, accordingly, also made qualitative judgments concerning differences between the financial and operating characteristics of Sun Energy Partners and the companies in the comparable company groups that would affect the public trading values of Sun Energy Partners and such comparable companies.

     Comparable Transactions Analysis. Lehman Brothers reviewed certain publicly available information on selected transactions which were announced or took place from July of 1996 to March of 1999 including, but not limited to, Santa Fe Energy Resources, Inc./Snyder Oil Company, Ocean Energy, Inc./ Seagull Energy Corporation, Kerr-McGee Corporation/Oryx Energy Company, Ocean Energy, Inc./United Meridian Corporation, Sonat Inc./Zilkha Energy Company, Chesapeake Energy Corporation/Hugoton Energy Corporation, Belco Oil & Gas Corp./Coda Energy, Inc., Burlington Resources Inc./Louisiana Land and Exploration Company, Louis Dreyfus Natural Gas Corp./American Exploration Company, MESA Inc./Parker & Parsley Petroleum Company, Conoco Inc./TransTexas Gas Corporation Lobo Trend natural gas properties and Seagull Energy Corporation/Global Natural Resources, Inc. For each transaction, relevant transaction multiples were analyzed including the total purchase price (equity purchase price plus assumed obligations) divided by:

          (1) latest twelve month ("LTM") EBITDE; and

          (2) proved oil and natural gas reserves on a BOE basis and a Mcfe basis.

     The appropriate LTM EBITDE multiple ranges were determined to be 5.5x to 7.5x. The appropriate proved reserve multiple ranges were determined to be $4.00 to $6.00 per BOE and $0.70 to $1.00 per Mcfe, respectively.

     This methodology yielded valuations for Sun Energy Partners that implied per unit equity values ranging from $4.20 to $5.50. The consideration of $4.52 per unit to be received by the unit holders in the original merger fell within this range.

     Because the market conditions, rationale and circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences between the businesses, operations and prospects of Sun Energy Partners and the acquired businesses analyzed, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis and, accordingly, also made qualitative judgments concerning differences between the characteristics of these transactions and the merger that would affect the acquisition values of Sun Energy Partners and such acquired companies.

     Going Concern Analysis. Lehman Brothers prepared an after-tax cash flow model for Sun Energy Partners utilizing information and projections provided by Kerr-McGee Corporation. Lehman Brothers used discount rates of 10% to 12% and terminal value EBITDE multiples of 4.5x to 5.5x. The discount rates used were based on Lehman Brothers' review of the financial terms of similar transactions in the sector of exploration and production companies with a focus onshore in Texas, Oklahoma and Louisiana and in the Gulf of Mexico. The year-5 terminal value multiples were selected by reference to current trading multiples of similar publicly traded companies and to recently completed or proposed acquisitions of similar assets and companies.

     This methodology yielded a valuation of Sun Energy Partners implying a range of per unit equity values of $4.32 to $5.15. The consideration of $4.52 per unit to be received by the unit holders in the original merger fell within this range.

     Segment Valuation Analysis. Lehman Brothers performed a discounted cash flow analysis, comparable company trading analysis and comparable transactions analysis of the segmented operations of Sun Energy Partners utilizing information and projections provided by Kerr-McGee Corporation. Lehman Brothers segmented Sun Energy Partners' operations into the geographic segments of onshore domestic and the Gulf of Mexico. The segment enterprise value ranges calculated were added together to calculate an enterprise value range for Sun Energy Partners.

     The segment valuation analysis resulted in implied per unit equity values ranging from $3.96 to $5.15. The consideration of $4.52 per unit to be received by the unit holders in the original merger fell within this range.

     Historical Trading Analysis. Lehman Brothers reviewed the daily historical closing prices of Sun Energy Partners units for the period from December 31, 1995 to March 8, 1999, including the closing price of the Sun Energy Partners units on October 14, 1998 (the trading day before the announcement of the Oryx merger) and March 8, 1999 (the trading day before the announcement of the Sun Energy Partners merger). Lehman Brothers calculated the Sun Energy Partners closing unit prices based on 5-day, 10-day, 20-day, 30-day, 60-day, 120-day, 240-day and 360-day averages as of March 8, 1999. The following table summarizes such historical trading analysis:

                                                            PREMIUM BASED
                                                            ON $4.52 PER
                                                            UNIT PRICE IN
                                                            THE ORIGINAL
                                              UNIT PRICE       MERGER
                                              ----------    -------------
March 8, 1999...............................    $4.06           11.3%
5-Day Average...............................    $4.08           10.9%
10-Day Average..............................    $3.92           15.3%
20-Day Average..............................    $3.82           18.4%
30-Day Average..............................    $3.86           17.1%
60-Day Average..............................    $3.64           24.2%
120-Day Average.............................    $3.56           27.0%
240-Day Average.............................    $3.63           24.4%
360-Day Average.............................    $3.98           13.6%
October 14, 1998............................    $3.00           50.7%

     Premiums Analysis. Lehman Brothers reviewed certain publicly available information on selected exploration and production transactions in which units held by unaffiliated limited partner unit holders were acquired by the managing general partner in order to calculate the premium paid by the managing general partner to the unaffiliated limited partner unit holders. These transactions included, but were not limited to, Valero Natural Gas Partners L.P./Valero Natural Gas Company, Enserch Exploration Partners/Enserch Corporation, Diamond Shamrock Offshore L.P./Meridian Offshore Inc., Santa Fe Energy Partners L.P./Santa Fe Energy Resources, Inc. The following table summarizes the premiums paid by the managing general partner to the unaffiliated limited partner unit holders in those selected transactions. Lehman Brothers noted that the $4.52 per unit cash consideration to be received by the public unit holders in the original merger represented a 50.7% premium to the unit price of $3.00 per unit on October 14, 1998 (the trading day prior to the announcement of the Oryx merger).

                                                                PERCENTAGE PREMIUM TO THE
                                                               PRICE AS OF DAY(S) PRIOR TO
                                                                TRANSACTION ANNOUNCEMENT
                                                              -----------------------------
                                                              1-DAY     5-DAYS     30-DAYS
                                                              ------    -------    --------
SELECTED TRANSACTIONS
Median......................................................    1.0%      1.6%       22.6%
High........................................................   18.0%     32.6%       36.3%
Low.........................................................   (3.0)%    (0.3)%       5.5%
PREMIUM TO BE RECEIVED BY THE PUBLIC UNIT HOLDERS IN THE
  ORIGINAL MERGER...........................................   11.3%     13.0%       14.8%

     Lehman Brothers is an internationally recognized investment banking firm engaged in, among other things, the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Kerr-McGee Corporation, acting in its capacity as managing general partner of Sun Energy Partners, selected Lehman Brothers because of its expertise, reputation and familiarity with Sun Energy Partners and because its investment banking professionals have substantial experience in transactions comparable to the merger.

     Lehman Brothers has previously rendered certain financial advisory and investment banking services to Kerr-McGee Corporation for which it has received customary compensation, including serving as financial advisor to Kerr-McGee Corporation in connection with the Oryx merger and in connection with Kerr-McGee Corporation's acquisition of producing properties in the North Sea from Gulf Canada Resources Limited in May 1998, and serving as lead manager in connection with Kerr-McGee Corporation's issuance of $300 million of debt securities in late 1997. Pursuant to the terms of an engagement letter agreement, dated February 23, 1999, between Lehman Brothers and Kerr-McGee Corporation, acting in its capacity as managing general partner of Sun Energy Partners, Kerr-McGee Corporation paid Lehman Brothers $500,000 upon delivery of the fairness opinion. In addition, Kerr-McGee Corporation, acting in its capacity as managing general partner of Sun Energy Partners, has agreed to reimburse Lehman Brothers for its reasonable expenses (including, without limitation, professional and legal fees and disbursements) incurred in connection with its engagement, and to indemnify Lehman Brothers and certain related persons against certain liabilities in connection with its engagement, including certain liabilities which may arise under federal securities laws.

     In the ordinary course of its business, Lehman Brothers actively trades in the debt and equity securities of Sun Energy Partners and Kerr-McGee Corporation for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

     A copy of the full text of the written materials used in connection with Lehman Brothers' March 9, 1999 presentation to the Kerr-McGee Corporation board of directors will be made available for inspection and copying at the principal executive offices of Sun Energy Partners and Kerr-McGee Corporation during regular business hours by any interested unit holder or his or her representative who has been so designated in writing.

EFFECT OF THE MERGER ON THE MARKET FOR UNITS; NYSE LISTING AND SECURITIES EXCHANGE ACT REGISTRATION

     As a result of the merger, the depositary units will cease to be outstanding and will be delisted from the New York Stock Exchange, and the registration of the depositary units under the Securities Exchange Act will be terminated.

FINANCING OF THE MERGER

     The amount of funds needed to pay the aggregate merger consideration and related fees and expenses will be approximately $46 million. See "Fees and Expenses." Kerr-McGee Energy has obtained all of such funds relating to the merger consideration through intercompany advances made to it by KM Investment Corporation, a wholly-owned indirect subsidiary of Kerr-McGee Corporation. The advances accrue interest at a variable rate announced by the Internal Revenue Service as its Applicable Federal Rate, payment of which will be deferred until following completion of the merger. Kerr-McGee Corporation will be responsible for paying all fees and expenses relating to the transaction. See "Fees and Expenses."

NO APPRAISAL RIGHTS

     Holders of units do not have appraisal rights in connection with the merger. The partnership agreement does not provide for appraisal rights. Sun Energy Partners is a Delaware limited partnership and the partnership agreement provides that the partnership agreement shall be construed in accordance with and governed by the laws of the State of Delaware. Kerr-McGee Corporation is not aware of any provisions of Delaware law expressly providing rights to holders of interests in a Delaware limited partnership in lieu of appraisal rights. Delaware law provides that the express terms of an agreement of limited partnership preempt any fiduciary principles otherwise applicable. The partnership agreement provides that in resolving any conflict of interest, the managing general partner shall consider the relative interests of each party to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interests, any customary or accepted industry practices, and any applicable generally accepted accounting or engineering practices or principles. In the absence of bad faith by the managing general partner, the resolution, action or terms so made, taken or provided by the managing general partner shall not constitute a breach of the partnership agreement or a breach of any standard of care or duty imposed by any agreement or under the Delaware Revised Uniform Limited Partnership Act or any other applicable law, rule or regulation. The partnership agreement further provides that, unless otherwise expressly provided in the partnership agreement, a partnership agreement with respect to any operating partnership or any other agreement contemplated therein, any provision contained in the partnership agreement shall control to the fullest extent possible if it is in conflict with such standard of care or duty, the Delaware Revised Uniform Limited Partnership Act or any other applicable law, rule or regulation, and each limited partner waives such standard of care or duty and the Delaware Revised Uniform Limited Partnership Act or any other applicable law, rule or regulation and agrees that the same shall be modified and/or waived to the extent necessary to permit the managing general partner to act as described above in this paragraph.

OTHER UNIT HOLDER RIGHTS

     Pursuant to the Sun Energy Partners partnership agreement, each limited partner has the right, for a proper purpose reasonably related to such limited partner's interest in Sun Energy Partners, upon two days written demand and under oath directed to Sun Energy Partners at the principal office thereof stating the purpose thereof, and at such partner's own expense, to inspect and copy during the regular business hours of Sun Energy Partners at its principal place of business such books and records of Sun Energy Partners as are just and reasonable, subject to certain exceptions. Pursuant to the depositary agreement with respect to the depositary units, each record holder of a depositary unit or another limited partnership unit has the right to inspect the books kept by the recordkeeping transfer agent for the transfer of depositary receipts and depositary units, upon two business days written notice to the transfer agent of such holder's desire to inspect such books, provided that such inspection shall not be for the purpose of communicating with holders of depositary receipts in the interest of a business or object other than the business of Sun Energy Partners or a matter related to the depositary agreement or the depositary receipts.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

  Unit Holders

     The following discusses the material United States federal income tax consequences of the merger to unit holders that are United States persons. A "United States person" is a unit holder who is one of the following: a citizen or resident of the United States; a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision of the United States; an estate, the income of which is subject to United States federal income taxation regardless of its source; any trust if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all the substantial decisions of such trust; or a trust that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

     This summary does not discuss the tax consequences that might be relevant to unit holders that are subject to special treatment under United States federal income tax law including, without limitation, banks, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors, or foreign investors. In addition, this summary does not include any description of any tax consequences arising out of the tax laws of any state, local or foreign jurisdiction. You should consult your own tax advisor regarding the tax consequences of the merger to you.

     Upon completion of the merger, a unit holder will generally recognize gain or loss, for federal income tax purposes in an amount equal to the difference between the amount realized by the unit holder in the merger and the unit holder's aggregate tax basis in its units. Except as provided in section 751 of the Internal Revenue Code of 1986, as amended (the "Code"), if a unit holder holds its units as a capital asset, any gain or loss recognized will be capital gain or loss. The capital gain or loss will be long-term capital gain or loss if the unit holder has held its units for more than one year at the time of the merger. Long-term capital gains of individuals are taxed at a maximum rate of 20%. The deductibility of capital losses is subject to certain limitations.

     A unit holder will recognize ordinary income for federal income tax purposes to the extent that the amount realized by the unit holder in the merger is attributable to (i) unrealized receivables, as defined in section 751(c) of the Code or (ii) inventory items, as defined in section 751(d) of the Code.

  Backup Withholding

     Certain noncorporate unit holders may be subject to backup withholding at a 31% rate on cash received in the merger. Backup withholding will not apply, however, to a unit holder who furnishes a correct taxpayer identification number and certifies that he or she is not subject to backup withholding and otherwise complies with the applicable requirements of the Treasury Regulations.

     BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO A PARTICULAR UNIT HOLDER MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH UNIT HOLDER SHOULD CONSULT A PERSONAL TAX ADVISOR CONCERNING THE APPLICABILITY OF ANY FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER.

  Other Consequences

     Sun Energy Partners, Kerr-McGee Corporation and its other affiliates will not recognize gain or loss for federal income tax purposes as a result of the merger.

ACCOUNTING TREATMENT

     The effective acquisition by Kerr-McGee Corporation of the public unit holders' approximately 1.8% interest in Sun Energy Partners will be accounted for as a purchase.

LITIGATION


     Three purported class action lawsuits entitled Kaplan v. Sun Energy Partners, L.P., Greenfield v. Sun Energy Partners, L.P. and Feldbaum v. Sun Energy Partners, L.P. were filed in Delaware Chancery Court by several unit holders with respect to the original merger. The complaints in these actions, as amended, name as defendants Sun Energy Partners, Kerr-McGee Corporation and directors of Kerr-McGee Corporation. Among other things, the plaintiffs alleged that the defendants have breached fiduciary and common law duties or aided and abetted such breaches by failing to offer a fair price to unit holders in the merger, failing to maximize the consideration received by unit holders for their units, failing to negotiate the purchase price at arms-length, not obtaining an independent valuation of the units and of Sun Energy Partners, not employing various other procedures designed to ensure fairness to the unit holders, and otherwise seeking to enrich themselves to the detriment of the unit holders. The plaintiffs further alleged that the merger was timed to take advantage of the alleged depressed market price of the units and of oil and natural gas generally and that the purchase price is grossly inadequate relative to the market price of the units prior to the announcement of the merger and the premium paid in Kerr-McGee Corporation's merger with Oryx. The plaintiffs also alleged that the original $4.52 per unit merger consideration was unfair because it did not reflect the significant increases in oil and gas prices, and in the trading values of oil and gas company stocks generally, which occurred subsequent to March 9, 1999. These lawsuits seek unspecified damages and costs and to enjoin or rescind the merger, among other things.



     On May 24, 1999, as a result of arm's-length negotiations with counsel for the plaintiffs in the lawsuits, Sun Energy Partners, Kerr-McGee Corporation and the other defendants entered into a memorandum of understanding with the plaintiffs contemplating a settlement in which the merger consideration would be increased to $5.75 per unit, subject to final, non-appealable court approval of the settlement (plus interest on such increase from the date of the merger to the date of such approval). Additionally, the settlement provided that the merger agreement would be amended to delete a provision allowing Kerr-McGee Energy the unilateral right to abandon the merger at any time prior to its consummation. The settlement also provides that the defendants will not oppose a request by plaintiffs' counsel for court approval of not more than $1,350,000 in fees and not more than $50,000 in documented out-of-pocket expenses to be paid by Kerr-McGee Corporation. If the settlement does not receive final, non-appealable court approval, then the unit holders will be entitled to receive only the base merger consideration of $4.52 per unit in the merger, and not the additional $1.23 per unit or the interest thereon contemplated by the settlement. If the settlement does receive court approval, Kerr-McGee Corporation will issue a press release to such effect and unit holders will receive notification and be entitled to payment of the additional merger consideration and interest promptly following such approval becoming final and non-appealable.


     The defendants expressly deny that there is any basis for the claims in the lawsuits. However, in recognition of the costs and diversion of management time which would be incurred if the matter were fully litigated to a conclusion, they have determined that it is in the best interests of Kerr-McGee Corporation, Sun Energy Partners and the other defendants to settle the lawsuits at this time.


TERM OF THE PARTNERSHIP AGREEMENT


     Sun Energy Partners' partnership agreement provides that the partnership will continue in existence until December 31, 2035 or until the earlier termination of the partnership in accordance with the partnership agreement.

                                   THE MERGER
TERMS OF THE MERGER


  Merger Consideration


     At the effective time of the merger, each outstanding unit (other than units held by Kerr-McGee Corporation or any of its affiliates) will be converted solely into the right to receive the merger consideration of $5.75 per unit in cash, without interest (except that $1.23 of such amount will be subject to court approval of the settlement described herein, and will be paid together with interest from the date of the merger to the date of the court approval at the rate described herein), less any required withholding taxes and all such units will automatically cease to be outstanding and will be canceled and retired and cease to exist.

  Effective Time

     The merger will become effective at the time a Certificate of Merger is duly filed with the Secretary of State of the State of Delaware in accordance with the Delaware General Corporation Law and the Delaware Revised Uniform Limited Partnership Act or at such other time as may be specified in the Certificate of Merger. Provided the conditions to the merger have been satisfied or waived, it is anticipated that the merger will be consummated on [INSERT DATE 20 DAYS AFTER MAILING] or as promptly as practicable thereafter.

  Parties; Surviving Entity

     In the merger, Kerr-McGee Energy will be merged into Sun Energy Partners, whereupon the separate existence of Kerr-McGee Energy will cease. Sun Energy Partners will be the surviving entity in the merger and will continue its existence under the laws of the State of Delaware. At the election of Kerr-McGee Corporation, any direct or indirect wholly owned subsidiary of Kerr-McGee Corporation may be substituted for Kerr-McGee Energy as a party in the merger.

  Conditions to the Merger

     The obligations of Kerr-McGee Energy and Sun Energy Partners to effect the merger are each subject to the following conditions which must be satisfied or waived:

     - no statute, rule, regulation, executive order, decree, injunction or other order, whether temporary, preliminary or permanent, shall have been enacted, entered, promulgated or enforced by any court or governmental authority which is in effect and has the effect of prohibiting the consummation of the merger; provided that each of the parties shall have used its best efforts to prevent the entry of any injunction or other order and to appeal as promptly as possible any injunction or other order that may be entered;

     - there shall not be pending or threatened against Kerr-McGee Corporation, Sun Energy Partners or Kerr-McGee Energy, or any of their affiliates, property or businesses, any other action, suit or proceeding involving a claim at law or in equity or before or by any federal, state, or municipal or other government department, commission, board, bureau, agency or instrumentality, domestic or foreign, relating to the merger or the merger agreement that would be reasonably likely to have a material adverse effect on the condition, financial or otherwise, of Kerr-McGee Corporation, Sun Energy Partners or Kerr-McGee Energy;

     - the parties shall have received any necessary governmental consents or approvals and the waiting period, and any extension thereof, applicable to the consummation of the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if any, shall have expired or been terminated;

     - 20 days shall have elapsed from the date this Information Statement is sent or given to unit holders; and

     - Lehman Brothers' fairness opinion shall not have been withdrawn or modified in any manner materially adverse to Kerr-McGee Corporation, Sun Energy Partners or Kerr-McGee Energy.

  Procedures for Exchange of Depositary Units

     Prior to the merger, Kerr-McGee Energy will appoint a bank or trust company to act as disbursing agent for the payment of the merger consideration upon surrender of certificates representing the depositary units. Promptly after the merger, Sun Energy Partners will cause the disbursing agent to mail to each person who was a record holder, as of the effective time of the merger, of an outstanding certificate or certificates which immediately prior to the effective time of the merger represented depositary units, a form of letter of transmittal and instructions for use in effecting the surrender of such certificates in exchange for payment of the merger consideration. The letter of transmittal shall specify that delivery shall be effected, and risk of loss with respect to the certificates representing depositary units shall pass, only upon proper delivery of the certificates to the disbursing agent. Upon surrender to the disbursing agent of a certificate representing depositary units, together with such letter of transmittal duly executed and such other documents as may be reasonably required by the disbursing agent, the holder of such certificate will be paid in cash in an amount equal to the product of the number of units represented by such certificate multiplied by the sum of (i) the base merger consideration of $4.52 and (ii) if final court approval of the settlement described under "Special Factors -- Litigation" above has been received, additional merger consideration of $1.23 together with interest thereon from the date of the merger to the date of such court approval at a per annum rate equal to the yield on three-month Treasury bills, as reported in the Wall Street Journal on the date the merger is consummated, and such certificate shall forthwith be canceled. If the court approval is received after any holder of a certificate has complied with the above procedures and received payment of the base merger consideration of $4.52 per unit, then promptly following the court approval such holder will be paid in cash in an amount equal to the product of the number of units represented by such certificate multiplied by the additional merger consideration of $1.23 together with interest thereon from the date of the merger to the date of the court approval at the rate described above. If the court fails to approve the settlement then neither the additional merger consideration nor the interest thereon will be paid. Except as described above, no interest will be paid or accrued on the cash payable upon the surrender of the certificates representing depositary units.

     At and after the effective time of the merger, there will be no registration of transfers of units and Sun Energy Partners will instruct the depositary for depositary units not to register transfers of depositary units. From and after the effective time of the merger, the holders of units outstanding immediately prior to the effective time of the merger shall cease to have any rights with respect to such units except as otherwise provided in the merger agreement or by applicable law.

     At any time more than one year after the effective time of the merger, Sun Energy Partners will be entitled to require the disbursing agent to deliver to it any funds made available to the disbursing agent and not disbursed in exchange for certificates representing depositary units. Thereafter, holders of units will be entitled to look only to Sun Energy Partners, subject to abandoned property, escheat and other similar laws, as general creditors thereof with respect to any merger consideration that may be payable upon due surrender of the certificates held by them. Neither Sun Energy Partners nor the disbursing agent will be liable to any holder of a unit for any merger consideration delivered to a public official pursuant to any abandoned property, escheat or other similar law.

  Effects of the Merger

     As a result of the merger, each outstanding unit, other than units held by Kerr-McGee Corporation or any of its affiliates, will be converted into the right to receive the merger consideration, and all such units will automatically cease to be outstanding. At the same time, the interest of Kerr-McGee Corporation and its affiliates in the net book value, assets, net income, cash flow, distributions and future performance of Sun Energy Partners will increase from 98.2% to 100%.

     The foregoing summary of the merger agreement is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Appendix A.

               CERTAIN CONTACTS AND TRANSACTIONS WITH AFFILIATES

     As described above in "Special Factors -- Background," Old Kerr-McGee recently completed a business combination with Oryx, which prior to such business combination was the managing general partner and holder of all general partnership interests and 94.16% of all outstanding limited partnership units in Sun Energy Partners. The "managing general partner" refers to Oryx prior to February 26, 1999 and to Kerr-McGee Corporation since February 26, 1999.

     The managing general partner serves as Sun Energy Partners' lender and borrower of funds and a clearing-house for the settlement of intercompany receivables and payables. Deposits earn interest at a rate equal to the rate paid by a major money market fund. Demand loans bear interest at a rate based on the prime rate.

     Sun Energy Partners is indebted to the managing general partner under a 9.75% note due 1999-2001. Repayment obligations under such note are approximately $14 million in 1999, $16 million in 2000 and $8 million in 2001.

     The managing general partner is reimbursed by Sun Energy Partners for all direct costs incurred in performing management functions and indirect costs (including payroll and payroll related costs and the cost of postemployment benefits and management incentive plans) allocable to Sun Energy Partners. The full cost of direct and indirect costs incurred on behalf of Sun Energy Partners by the managing general partner is allocated to Sun Energy Partners based on services rendered and extent of use. Such costs, which are charged principally to production cost, exploration cost and general and administrative expense, totaled $57 million, $61 million and $61 million for the years 1998, 1997 and 1996 and $11 million during the fiscal quarter ended March 31, 1999. The managing general partner does not receive any carried interests, promotions, back-ins or other similar compensation as the general partner of Sun Energy Partners.

     Interest income received from the managing general partner was earned on advances to the managing general partner and totaled $3 million, $4 million and $4 million during the years 1998, 1997 and 1996 and $1 million during the fiscal quarter ended March 31, 1999.

     Interest cost paid to the managing general partner was primarily incurred on long-term debt and advances due the managing general partner and totaled $20 million, $14 million and $16 million during the years 1998, 1997 and 1996 and $4 million during the fiscal quarter ended March 31, 1999.

                            SELECTED FINANCIAL DATA

SUN ENERGY PARTNERS

     The following selected financial data relating to Sun Energy Partners has been taken from its 1998 Annual Report on Form 10-K and its Quarterly Report on Form 10-Q for the quarter ended March 31, 1999. The financial data set forth below is qualified in its entirety by reference to such reports and other documents, including the financial statements and related notes contained therein.


                               (UNAUDITED)
                              QUARTER ENDED
                                MARCH 31                    YEAR ENDED DECEMBER 31
                             ---------------    ----------------------------------------------
                              1999     1998      1998      1997      1996      1995      1994
                             ------   ------    ------    ------    ------    ------    ------
                                      (MILLIONS OF DOLLARS, EXCEPT PER UNIT AMOUNTS)
For the Period
  Revenues.................  $  106   $  146    $  523    $  728    $  686    $  552    $  613
  Income (loss) before
     cumulative effect of
     accounting
     change(1).............  $   11   $   --    $  (44)   $  239    $  248    $   99    $  100
  Net income (loss)(1).....  $   11   $   --    $  (44)   $  239    $  248    $   99    $ (477)
  Net income (loss) per
     unit before cumulative
     effect of accounting
     change(1).............  $  .03   $   --    $ (.10)   $  .57    $  .59    $  .24    $  .24
  Net income (loss) per
     unit..................  $  .03   $   --    $ (.10)   $  .57    $  .59    $  .24    $(1.13)
  Cash distributions paid
     to unit holders.......  $   --   $    9    $    8    $  105    $   67    $  194    $  114
  Cash distributions paid
     per unit..............  $   --   $  .02    $  .02    $  .25    $  .16    $  .46    $  .27
  Weighted average units
     outstanding
     (in thousands)........   421.2    421.2     421.2     421.2     421.2     421.2     421.2
  Capital expenditures.....  $   67   $  155    $  367    $  410    $  314    $  206    $  166
At End of Period
  Total assets.............  $1,428   $1,512    $1,374    $1,468    $1,299    $1,143    $1,181
  Long-term debt(2)........  $   20   $   34    $   24    $   38    $   52    $   62    $   74
  Partners' capital........  $1,112   $1,145    $1,102    $1,154    $1,020    $  839    $  934
  Book value per unit......  $ 2.64   $ 2.72    $ 2.62    $ 2.74    $ 2.42    $ 1.99    $ 2.22


---------------
(1) Effective January 1, 1994, Sun Energy Partners adopted a new policy for determining the ceiling test for its oil and gas properties. A one-time non-cash charge of $577 million for the cumulative effect of the change was recognized in the earnings for 1994. As a result of an impairment test related to the application of Statement of Financial Accounting Standards No. 121, Sun Energy Partners reported a non-cash write-down of assets of $75 million in the fourth quarter of 1998.

(2) Includes $20 million, $34 million, $24 million, $38 million, $51 million, $62 million and $72 million of long-term debt due to the managing general partner.

KERR-MCGEE ENERGY

     The assets of Kerr-McGee Energy consist of approximately $43.4 million in cash, obtained through intercompany advances from KM Investment Corporation, a wholly-owned subsidiary of Kerr-McGee Corporation. Kerr-McGee Energy does not have any liabilities, except its obligations under and in respect of the merger agreement and in respect of such advances.

                              CERTAIN PROJECTIONS

     Sun Energy Partners and Kerr-McGee Corporation do not as a matter of course make public forecasts or projections as to future revenues or results of operations. However, during the course of Lehman Brothers' preparation of its fairness opinion, as discussed under "Special Factors -- Background" and "Special Factors -- Opinion of Financial Advisor to the Board of Directors of Kerr-McGee Corporation", management of Kerr-McGee Corporation produced certain financial information regarding Sun Energy Partners to representatives of Lehman Brothers, including estimates of Sun Energy Partners' future financial performance prepared by management of Kerr-McGee Corporation in February 1999 in connection with its annual budget process. The projections presented below are included only because they were made available to Lehman Brothers.

     While presented with numerical specificity, the projections are "forward-looking" and based upon numerous estimates and assumptions that are inherently subject to significant uncertainties and contingencies, all of which are difficult to predict and many of which are beyond Sun Energy Partners' control. Factors that could cause Sun Energy Partners' results to differ materially from the results discussed in such forward-looking statements include, but are not limited to, the following: general economic conditions, production variances from expectations, volatility of oil and gas prices, the need to develop and replace its reserves, the success of the oil and gas exploration program, ultimate volume of recoverable oil and gas reserves, the substantial capital expenditures required to fund its operations, exploration uses, environmental risks, uncertainties about estimates of reserves, competition, government regulation and political actions, and the ability of Sun Energy Partners to implement its business strategy. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than those predicted. In particular, the projections were based on the following assumptions regarding oil and gas prices: for New York Mercantile Exchanges ("NYMEX") West Texas Intermediate oil, $13 per barrel in 1999 and $14 per barrel in 2000; and for NYMEX Henry Hub, Louisiana delivery natural gas, $2.25 per million British Thermal Units in 1999 and $2.35 per MMBtu in 2000.

     While such projections were prepared in good faith by management of Kerr-McGee Corporation, no assurance can be made regarding future events. Therefore, such projections cannot be considered a reliable predictor of future operating results, and this information should not be relied on as such. Additionally, the financial projections do not reflect revised prospects for Sun Energy Partners, changes in general business and economic conditions, or any other transaction or event that has occurred or may occur and that was not anticipated at the time such information was prepared. Due to the speculative nature of the projections, Kerr-McGee Corporation and Sun Energy Partners do not assume responsibility for the ultimate outcome of the following projections. The projections were prepared solely for internal use and not with a view toward public disclosure or complying with either the published guidelines of the Commission regarding projections or forecasts or the American Institute of Certified Public Accountants' Guide for Prospective Financial Statements. The projections do not purport to present operations in accordance with generally accepted accounting principles, and Sun Energy Partners' independent auditors have not examined, compiled or performed any procedures regarding these projections, and accordingly, assume no responsibility for them. Unit holders are cautioned not to place undue reliance on the projections.

                                                              YEAR ENDED DECEMBER 31
                                                              ----------------------
                                                              1999             2000
                                                              -----            -----
                                                              (MILLIONS OF DOLLARS)
For the Period
  Revenues..................................................  $500             $550
  Net income before net interest expense....................  $154             $199
  Capital expenditures......................................  $173             $127

                               FEES AND EXPENSES

     It is estimated that the expenses incurred in connection with the payment of the merger consideration and the merger will be approximately as set forth below:


Filing Fees.................................................  $     8,675
Financial Advisory Fees and Expenses........................      500,000
Accounting Fees and Expenses................................       10,000
Disbursing Agent Fees and Expenses..........................       30,000
Legal Fees..................................................      400,000
Printing and Mailing Costs..................................       35,000
Miscellaneous...............................................        5,000
                                                              -----------
          Total:............................................  $   988,675
                                                              ===========


     Sun Energy Partners and Kerr-McGee Corporation will be responsible for all of the foregoing fees and expenses. Brokers, dealers, commercial banks and trust companies will, upon request only, be reimbursed by Kerr-McGee Corporation for customary mailing and handling expenses incurred by them in forwarding material to their customers.

                              REGULATORY APPROVAL

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), the merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and specified waiting period requirements have been satisfied. Early termination of the waiting period under the HSR Act was granted effective April 7, 1999. Sun Energy Partners is not aware of any other regulatory approvals required in connection with the merger. If any other regulatory approvals are required, Kerr-McGee Corporation and Sun Energy Partners intend to seek such approvals as promptly as practicable.

SCHEDULE 1 -- DIRECTORS AND EXECUTIVE OFFICERS OF KERR-MCGEE CORPORATION,
              KERR-MCGEE L.P. CORPORATION AND KERR-MCGEE ENERGY CORPORATION

 (Unless otherwise noted, each director's and officer's business address is c/o Kerr-McGee Corporation, 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102
                      and each is a United States citizen)

           DIRECTORS AND EXECUTIVE OFFICERS OF KERR-MCGEE CORPORATION


NAME, POSITION            CURRENT AND RECENT BUSINESS EXPERIENCE
--------------            --------------------------------------
William E. Bradford       Chairman, Halliburton Company, a provider of energy and
  Director                energy services, from 1998; Chairman and Chief Executive
                          Officer of Dresser Industries, Inc., now merged with
                          Halliburton Company, from 1996 to 1998; President and Chief
                          Operating Officer of Dresser Industries, Inc. from 1992 to
                          1995; Director, Ultramar/Diamond Shamrock, Inc.
George D. Christiansen    Vice President since March 1998; Vice President,
  Vice President, Safety  Environmental Assessment and Remediation from January 1996
  and Environmental       to March 1998; Vice President, Minerals Exploration,
                          Hydrology and Real Estate, Safety and Environmental Affairs
                          Division from 1994 to 1996; Vice President, Exploration,
                          Minerals Exploration Division from 1980 to 1994.
Luke R. Corbett           Chairman of the Board and Chief Executive Officer of
  Chairman of the Board,  Kerr-McGee Corporation since May 11, 1999 and from February
  Chief Executive         1997 to February 26, 1999; Chief Executive Officer of
  Officer and Director    Kerr-McGee Corporation from February 27, 1999 to May 10,
                          1999; President and Chief Operating Officer from May 1995
                          through January 1997; Group Vice President from 1992 through
                          May 1995. Director, OGE Energy Corp and BOK Financial Corp.
Kenneth W. Crouch         Senior Vice President of Kerr-McGee Corporation since 1996.
  Senior Vice President   Senior Vice President, Worldwide Exploration and Production
                          Operations, Kerr-McGee Oil & Gas Corporation since 1998.
                          Senior Vice President, Exploration, Kerr-McGee Oil & Gas
                          Corporation from 1996 to 1998. Senior Vice President, North
                          America and International Exploration, Exploration and
                          Production Division during 1996. Vice President, Gulf of
                          Mexico and International Exploration, Exploration and
                          Production Division from 1995 to 1996. Vice President and
                          Managing Director of Exploration for North Sea Operations,
                          Exploration and Production Division from 1993 to 1995.
Sylvia A. Earl            Chair, Deep Ocean Exploration and Research, Inc. since 1992
  Director                and Explorer-in- Residence for the National Geographic
                          Society since 1998; Chair of the Sea Change Trust, a
                          non-profit scientific research organization from 1993 to
                          1995; Advisor to the Administrator from 1992 to 1993 and
                          Chief Scientist from 1990 to 1992 of the National Oceanic
                          and Atmosphere Administration.
David G. Genever-Watling  Managing Director, SMG Management L.L.C., an investment
  Director                firm, since 1997; President and Chief Executive Officer from
                          1992 to 1995 of General Electric Industrial and Power
                          Systems.
Julius C. Hilburn         Vice President, Human Resources since 1996; Manager,
  Vice President, Human   Benefits Administration from 1992 to 1996.
  Resources
Russell G. Horner, Jr.    Senior Vice President and Corporate Secretary of Kerr-McGee
  Senior Vice President   Corporation since 1997. General Counsel from 1986 to May 11,
  and Corporate           1999. Vice President from 1986 to 1997.
  Secretary
Martin C. Jischke         President of Iowa State University since 1991. Director,
  Director                Bankers Trust Corporation.

NAME, POSITION            CURRENT AND RECENT BUSINESS EXPERIENCE
--------------            --------------------------------------
Deborah A. Kitchens       Vice President and Controller since 1996; Controller,
  Vice President and      Exploration and Production Division from 1992 to 1996.
  Controller
John C. Linehan           Executive Vice President and Chief Financial Officer of
  Executive Vice          Kerr-McGee Corporation since 1997. Chief Financial Officer
  President               since 1987. Senior Vice President from 1987 to 1997.
                          Director, BancFirst Oklahoma City.
Tom J. McDaniel           Vice Chairman of Kerr-McGee Corporation since February,
  Vice Chairman and       1997; Senior Vice President and Corporate Secretary from
  Director                1989 through January 1997. Director, UMB Financial
                          Corporation and UMB Oklahoma Bank.
William C. Morris         Chairman of the Board of J. & W. Seligman & Co.,
  Director                Incorporated; Chairman of the Board of Tri-Continental
                          Corporation and Chairman of the Boards of the companies in the Seligman family of investment companies, all since
                          December 1988. Chairman of the Board of Carbo Ceramics,
                          Inc., since 1987.
John J. Murphy            Managing Director, SMG Management L.L.C., an investment
  Director                firm, since January 1997; Chairman of the Board of Dresser
                          Industries, Inc., hydrocarbon energy products and services, from 1983 through November 1996; Chief Executive Officer of
                          Dresser Industries, Inc., from 1983 to 1995. Director, Carbo
                          Ceramics, Inc.; PepsiCo Inc., W.R. Grace & Co. and Shaw
                          Industries.
Gregory F. Pilcher        Vice President and General Counsel of Kerr-McGee Corporation
  Vice President and      since May 11, 1999. Deputy General Counsel for Business
  General Counsel         Transactions from December 1998 to 1999. Associate General
                          Counsel for Litigation and Civil Proceedings from 1997 to
                          1998. Assistant General Counsel for Litigation and Civil
                          Proceedings from 1996 to 1997. Senior Counsel for Major
                          Projects from 1994 to 1996.
John M. Rauh              Treasurer since 1996; Vice President since 1987; Controller
  Vice President and      from 1987 to 1996.
  Treasurer
Leroy C. Richie           Chairman and Chief Executive Officer, Capitol Coatings
  Director                Technologies, Inc., since March 1999. President, Intrepid
                          World Communications from September 1998 to February 1999;
                          Vice President and General Counsel for Automotive Legal
                          Affairs, Chrysler Corporation, 1990 through December 1997.
Matthew R. Simmons        President of Simmons & Company International, a specialized
  Director                investment banking firm that serves the worldwide energy
                          service industry, since founding the company in 1974.
Jean B. Wallace           Vice President, General Administration since 1996; Vice
  Vice President,         President, Human Resources from 1989 to 1996.
  General Administration
Farah M. Walters          President and Chief Executive Officer of University
  Director                Hospitals Health System, Cleveland, Ohio since 1992.
                          Director, LTV Corporation and Geon Company.
Michael G. Webb           Senior Vice President of Kerr-McGee Corporation since 1994.
  Senior Vice President   Senior Vice President, Exploration, Exploration and
                          Production Division from 1994 to 1996. Vice President,
                          Exploration from 1992 to 1993. Citizen of Canada.
Ian L. White-Thomson      Chairman of U.S. Borax, Inc., a provider of borax and borate
  Director                products since 1996; President and Chief Executive Officer from 1988 to 1999; Chief Executive Officer, Rio Tinto Borax
                          Ltd. since 1995. Director, KCET Community Television of
                          Southern California, LA Opera and 3D Systems Corp.

NAME, POSITION            CURRENT AND RECENT BUSINESS EXPERIENCE
--------------            --------------------------------------
W. Peter Woodward         Senior Vice President of Kerr-McGee Corporation since May
  Senior Vice President   1997. Senior Vice President of Kerr-McGee Chemical
                          Corporation since May 1997. Senior Vice President, Chemical
                          Marketing of Kerr-McGee Chemical Corporation from May 1996 through May 1997. Director, Pigment Business Management of
                          Kerr-McGee Chemical Corporation from 1993 through April
                          1996.

                      DIRECTORS AND EXECUTIVE OFFICERS OF
         KERR-MCGEE L.P. CORPORATION AND KERR-MCGEE ENERGY CORPORATION

NAME, POSITION            CURRENT AND RECENT BUSINESS EXPERIENCE
--------------            --------------------------------------
Luke R. Corbett           (see above)
  President and Director
Russell G. Horner, Jr.    (see above)
  Vice President,
  Secretary and Director
Tom J. McDaniel           (see above)
  Vice President and
  Director
John M. Rauh              (see above)
  Vice President
  and Treasurer

                                                                      APPENDIX A

                              AMENDED AND RESTATED
                          AGREEMENT AND PLAN OF MERGER
                            DATED AS OF MAY 24, 1999

                                    BETWEEN

                           SUN ENERGY PARTNERS, L.P.

                                      AND

                         KERR-MCGEE ENERGY CORPORATION

                          AGREEMENT AND PLAN OF MERGER

     AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER dated as of May 24, 1999 (the "Agreement"), between SUN ENERGY PARTNERS, L.P., a Delaware limited partnership (the "Partnership"), and KERR-McGEE ENERGY CORPORATION, a Delaware corporation (the "Company").

                                   BACKGROUND

     The Company and the Partnership are parties to an Agreement and Plan of Merger, dated as of March 9, 1999 (the "Original Agreement"), providing, upon the terms and subject to the conditions set forth therein, for the merger of the Company into the Partnership (the "Original Merger"), whereby each outstanding LP Unit (as defined in the Second Amended and Restated Agreement of Limited Partnership of the Partnership, as amended (the "Partnership Agreement") not owned by the Company or any of its affiliates will be converted into the right to receive the merger consideration specified therein (the "Original Merger Consideration").

     There are currently pending in the Court of Chancery, County of New Castle, State of Delaware (the "Court"), actions styled as class actions entitled Kaplan, et al. v. Sun Energy Partners, L.P., et al., Del. Ch., C.A. No. 17063NC, Greenfield, et al. v. Sun Energy Partners, L.P., et al., Del. Ch., C.A. No. 17096, and Feldbaum, et al. v. Sun Energy Partners, L.P., et al., Del. Ch., C.A. No. 17141NC (collectively, the "Actions").

     On May 24, 1999, the Company and the Partnership, among others, entered into a Memorandum of Understanding (the "Memorandum of Understanding") with the counsel for the plaintiffs in the Actions providing for the settlement of the Actions including, among other things, the revisions to the Original Merger Consideration and other terms of the Original Merger provided for herein. The settlement contemplated by the Memorandum of Understanding is subject to the Court entering an order approving the settlement and such order being finally affirmed on appeal or no longer subject to appeal ("Final Court Approval").

     The Board of Directors of the Company (the "Board of Directors") has approved on behalf of the Company, and Kerr-McGee Corporation, a Delaware corporation (the "Parent"), in its capacity as managing general partner of the Partnership, has approved on behalf of the Partnership, upon the terms and subject to the conditions set forth in this Agreement, the merger of the Company into the Partnership (the "Merger"), whereby each outstanding LP Unit not owned by the Company or any of its affiliates will be converted into the right to receive the Merger Consideration (as hereinafter defined).

     Pursuant to Section 17-211(b) of the DRULPA (as defined below), the Parent, in its capacities as (i) the sole general partner of the Partnership and (ii) the holder of more than 50% of the LP Units, has executed a written consent approving the Merger.

     Now, therefore, the Partnership and the Company hereby agree that the Original Agreement shall be amended and restated to read as follows:

                                   ARTICLE I

                                   THE MERGER

     SECTION 1.1 The Merger. Upon the terms and subject to the conditions hereof, and in accordance with the relevant provisions of the Delaware General Corporation Law (the "DGCL") and the Delaware Revised Uniform Limited Partnership Act (the "DRULPA"), the Company shall be merged with and into the Partnership as soon as practicable following the satisfaction or waiver of the conditions set forth in Article IV. Following the Merger, the Partnership shall continue as the surviving entity (the "Surviving Entity") and shall continue its existence under the laws of the State of Delaware, and the separate existence of the Company shall cease. At the election of the Parent, any direct or indirect wholly-owned subsidiary of the Parent may be substituted for the Company as a constituent party in the Merger.

     SECTION 1.2 Effective Time. As soon as practicable following the satisfaction or waiver of the conditions set forth in Article IV, but in no event before a 20-day period shall have elapsed from the date of mailing to holders of LP Units of an information statement with respect to the Merger, the Merger shall be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger or other appropriate documents (in any case, the "Certificate of Merger") in accordance with the DGCL and the DRULPA. The Merger shall become effective at such time as the Certificate of Merger is duly filed, or at such other time as the Partnership and the Company shall specify in the Certificate of Merger (the time the Merger becomes effective being the "Effective Time").

     SECTION 1.3 Effects of the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL and Section 17-211 of the DRULPA.

     SECTION 1.4 Certificate of Limited Partnership and Partnership
Agreement. The Certificate of Limited Partnership and the Partnership Agreement of the Partnership shall be the certificate of limited partnership and partnership agreement of the Surviving Entity until thereafter changed or amended as provided therein or by applicable law.

     SECTION 1.5 General Partner. The Parent shall be the managing general partner of the Surviving Entity until the earlier of its resignation or removal or until its successor is duly appointed or elected pursuant to the Partnership Agreement.

     SECTION 1.6 Conversion of Units. At the Effective Time, by virtue of the Merger and without any action on the part of the Partnership, the Company or the holders of any of the following securities:

          (a) each LP Unit held by the Parent or any affiliate of the Parent shall be canceled and retired and shall cease to exist, and no payment or consideration shall be made with respect thereto;


          (b) each issued and outstanding LP Unit, other than LP Units referred to in paragraph (a) above, shall be converted into the right to receive from the Surviving Entity an amount in cash equal to (i) $4.52, without interest (the "Base Merger Consideration"), plus (ii) subject to receipt of the Final Court Approval, an additional $1.23 together with interest thereon from the Effective Time to the date of the Final Court Approval at a per annum rate equal to the yield on three-month Treasury bills, as reported in the Wall Street Journal on the date the Merger is consummated (the "Additional Merger Consideration"; together with the Base Merger Consideration, the "Merger Consideration"), in each case less any required withholding taxes. At the Effective Time, all such LP Units shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such LP Unit shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest; and

          (c) all of the issued and outstanding shares of capital stock of the Company shall be converted into and become a number of LP Units equal to the number of LP Units canceled and retired pursuant to paragraphs (a) and
     (b) above.

                                   ARTICLE II

                               EXCHANGE OF UNITS

     SECTION 2.1 Exchange of Certificates.

          (a) Prior to the Effective Time, the Company shall appoint a bank or trust company to act as disbursing agent (the "Disbursing Agent") for the payment of Merger Consideration upon surrender of certificates representing the LP Units. The Company will enter into a disbursing agent agreement with the Disbursing Agent, in form and substance reasonably acceptable to the Company, and shall deposit or cause to be deposited with the Disbursing Agent in trust for the benefit of the holders of LP Units cash in an aggregate amount necessary to make the payments pursuant to Section 1.06 to holders of LP Units (such amounts being hereinafter referred to as the "Exchange Fund"). The Disbursing Agent shall, pursuant to irrevocable instructions, make the payments provided for in the preceding sentence out of the Exchange Fund. The Disbursing Agent shall invest portions of the Exchange Fund as the Company directs, provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations receiving the highest rating from either Moody's Investors Service, Inc. or Standard & Poor's Corporation, or in certificates of deposit, bank repurchase agreements or banker's acceptances of commercial banks with capital exceeding $100 million. The Exchange Fund shall not be used for any other purpose, except as provided in this Agreement.

          (b) Promptly after the Effective Time, the Surviving Entity shall cause the Disbursing Agent to mail to each person who was a record holder as of the Effective Time of an outstanding certificate or certificates which immediately prior to the Effective Time represented Depositary Units (as defined in the Partnership Agreement) representing LP Units (the "Certificates"), and whose LP Units were converted into the right to receive Merger Consideration pursuant to Section 1.06, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss with respect to the Certificates shall pass, only upon proper delivery of the Certificates to the Disbursing Agent) and instructions for use in effecting the surrender of the Certificate in exchange for payment of the Merger Consideration. Upon surrender to the Disbursing Agent of a Certificate, together with such letter of transmittal duly executed and such other documents as may be reasonably required by the Disbursing Agent, the holder of such Certificate shall be paid in exchange therefor cash in an amount equal to the product of the number of LP Units represented by such Certificate multiplied by (i) the Base Merger Consideration plus (ii) if the Final Court Approval has been received, the Additional Merger Consideration, and such Certificate shall forthwith be canceled. If the Final Court Approval is received after payment of the Base Merger Consideration is made to any holder of a Certificate pursuant to the preceding sentence, then promptly after receipt of the Final Court Approval such holder shall be paid cash in an amount equal to the product of the number of LP Units represented by such Certificate multiplied by the Additional Merger Consideration. No interest will be paid or accrued on the cash payable upon the surrender of the Certificates (except to the extent included in the Additional Merger Consideration). If payment is to be made to a person other than the person in whose name the Certificate surrendered is registered, it shall be a condition of payment that the Certificate so surrendered be properly endorsed or otherwise be in proper form for transfer and that the person requesting such payment pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate surrendered or establish to the satisfaction of the Surviving Entity that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this
     Section 2.01, each Certificate (other than Certificates representing LP Units owned by the Parent or any affiliate of the Parent) shall represent for all purposes only the right to receive the Merger Consideration in cash multiplied by the number of LP Units represented by such Certificate, without any interest thereon.

          (c) At and after the Effective Time, there shall be no registration of transfers of LP Units and the Partnership shall instruct the depositary for the Depositary Units not to register transfers of the Depositary Units which were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of LP Units outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such LP Units except as otherwise provided in this Agreement or by applicable law. All cash paid upon the surrender of Certificates in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the LP Units previously represented by such Certificates. If, after the Effective Time, Certificates are presented to the Surviving Entity for any reason, such Certificates shall be canceled and exchanged for cash as provided in this
     Article II. At any time more than one year after the Effective Time, the Surviving Entity shall be entitled to require the Disbursing Agent to deliver to it any funds which had been made available to the Disbursing Agent and not disbursed in exchange for Certificates (including, without limitation, all interest and other income received by the Disbursing Agent in respect of all such funds). Thereafter, holders of LP Units shall look only to the Surviving Entity (subject to abandoned property, escheat and other similar laws) as general creditors thereof with respect to any Merger Consideration that may be payable, without interest, upon due surrender of the Certificates held by them. Notwithstanding the foregoing, neither the Surviving Entity nor the Disbursing Agent shall be liable to any holder of an LP Unit for any Merger Consideration delivered in respect of such LP Unit to a public official pursuant to any abandoned property, escheat or other similar law.

                                  ARTICLE III

                         REPRESENTATIONS AND WARRANTIES

     SECTION 3.1 Representations and Warranties of Each Party. Each of the Company and the Partnership represent and warrant to the other that:

          (a) such company is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority to carry on its respective business as now conducted;

          (b) such company has the requisite power and authority to enter into this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by such company and the consummation of the transactions contemplated hereby have been duly authorized by all requisite organizational action and no other organizational proceeding is necessary therefor. This Agreement has been duly executed and delivered by such company and constitutes the valid and binding obligation of such company, enforceable against each such company in accordance with its terms;

          (c) neither the execution and delivery hereof by such company, nor the consummation of the transactions contemplated hereby, nor compliance with the provisions hereof will (A) violate or conflict with or result in the breach of or default (whether following lapse of time or notice of both), or terminate or accelerate any right or obligation, or create any lien upon any property or assets of such company or any of its subsidiaries, under any of the terms of (x) the organization documents of such company or its subsidiaries or (y) any material debt or other agreement to which such company or its subsidiaries or the assets or properties thereof may be subject; or (B) violate any judgment, ruling, order, writ, injunction, statute, rule or regulation applicable to such company; except in the case of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or liens which, in the aggregate, would not have a material adverse effect on the transactions contemplated hereby or on the condition (financial or other), business or operations of such company and its subsidiaries, taken as a whole. Other than under the DRULPA, the DGCL, the federal securities laws, the "blue sky" regulations of various states, and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, to the knowledge of such company no notice to, filing with, or authorization of any domestic or foreign public body or authority is required for the consummation of the transactions contemplated hereby; and

          (d) the Parent, as managing general partner of the Partnership, has received the opinion of Lehman Brothers Inc. dated March 9, 1999, to the effect that the consideration to be paid to the holders of the LP Units (other than the Parent and any other holders of LP Units that are affiliates of the Parent) in connection with the Original Merger was fair to such holders of LP Units from a financial point of view as of such date (the "Fairness Opinion").

     SECTION 3.2  Additional Representations and Warranties of the
Partnership. The Partnership represents and warrants as follows: Since December 31, 1998, the business of the Partnership has not undergone any material adverse change.

                                   ARTICLE IV

                    CONDITIONS TO CONSUMMATION OF THE MERGER

     SECTION 4.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction or waiver, prior to the Effective Time, of the following conditions:

          (a) no statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent), shall have been enacted, entered, promulgated or enforced by any court or governmental authority which is in effect and has the effect of prohibiting the consummation of the Merger; provided that each of the parties shall have used its best efforts to prevent the entry of any injunction or other order and to appeal as promptly as possible any injunction or other order that may be entered;

          (b) there shall not be pending or threatened against the Partnership, the Parent, or the Company, or any affiliate of the Partnership, the Parent, or the Company, or the property or business of the Partnership, the Parent, or the Company, any other action, suit or proceeding involving a claim at law or in equity or before or by any federal, state, or municipal or other government department, commission, board, bureau, agency or instrumentality, domestic or foreign, relating to the Merger or this Agreement that would be reasonably likely to have a material adverse effect on the condition, financial or otherwise, of the Partnership, the Parent, or the Company;

          (c) the parties shall have received any necessary governmental consents or approvals and the waiting period (and any extension thereof) applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if any, shall have expired or been terminated and a 20-day period shall have elapsed from the date of mailing to holders of LP Units of an information statement with respect to the Merger; and

          (d) the Fairness Opinion shall not have been withdrawn or modified in any manner materially adverse to the Parent, the Company or the Partnership.

                                   ARTICLE V

                                 MISCELLANEOUS

     SECTION 5.1 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of all the parties.

     SECTION 5.2 Entire Agreement; Assignment. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Except as set forth in this Agreement, neither this Agreement nor any right, interest or obligation under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise without the prior written consent of the other parties.

     SECTION 5.3 Validity. In the event any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby.

     SECTION 5.4 Governing Law. This Agreement shall be governed by and construed in accordance with the substantive laws of the State of Delaware regardless of the laws that might otherwise govern under principles of conflicts of laws applicable thereto.

     SECTION 5.5 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

     SECTION 5.6 Parties in Interest. Nothing in this Agreement, express or implied, is intended to confer upon any person other than the parties to this Agreement any rights or remedies of any nature whatsoever under or by reason of this Agreement.

     SECTION 5.7 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

     IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its respective officers thereunto duly authorized, all as of the day and year first above written.

                                          SUN ENERGY PARTNERS, L.P.

                                          By: Kerr-McGee Corporation,
                                              its Managing General Partner

                                          By:  /s/ RUSSELL G. HORNER, JR.
                                            ------------------------------------
                                              Russell G. Horner, Jr.
                                              Senior Vice President

                                          KERR-McGEE ENERGY CORPORATION

                                          By:       /s/ JOHN M. RAUH
                                            ------------------------------------
                                              John M. Rauh
                                              Vice President


     Signature Page of Amended and Restated Agreement and Plan of Merger dated as of May 24, 1999 between Sun Energy Partners, L.P. and Kerr-McGee Energy Corporation

                                                                      APPENDIX B
                                LEHMAN BROTHERS

                                                                   March 9, 1999
Kerr-McGee Corporation
Kerr-McGee Center
123 Robert S. Kerr Avenue
Oklahoma City, Oklahoma 73102

Kerr-McGee Corporation, acting in its capacity as Managing General Partner of Sun Energy Partners, L.P.:

     We understand that Kerr-McGee Corporation (the "Company"), acting in its capacity as Managing General Partner of Sun Energy Partners, L.P. ("SLP"), is considering entering into a transaction (the "Proposed Transaction") pursuant to which (i) SLP will merge with a newly-formed, wholly-owned indirect subsidiary of the Company ("Newco") and (ii) each of the depository units representing units of limited partnership interest in SLP that are held by holders unaffiliated with the Company (the "Public Unitholders") will be converted into the right to receive $4.52 per unit in cash. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger dated March 9, 1999 between SLP and Newco (the "Agreement").

     We have been requested by the Company, acting in its capacity as Managing General Partner of SLP, to render our opinion with respect to the fairness, from a financial point of view, to the Public Unitholders of the consideration to be received by the Public Unitholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

     In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction; (2) such publicly available information concerning the Company and SLP that we believe to be relevant to our analysis, including, without limitation, each of the periodic reports and proxy statements filed by the Company since January 1, 1998 and each of the periodic reports filed by SLP since January 1, 1998 (including the audited and unaudited financial statements of both the Company and SLP included in such reports and statements); (3) financial and operating information with respect to the business, operations and prospects of SLP furnished to us by the Company, including financial projections based on the business plan of SLP, and, in particular, (a) certain estimates of proved and non-proved reserves and (b) projected annual production of such reserves; (4) a trading history of SLP's units from December 31, 1995 to the present and a comparison of that trading history with those of other companies that we deemed relevant; (5) a comparison of the historical financial results and present financial condition of SLP with those of other companies that we deemed relevant; and (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant. In addition, we have had discussions with the management of the Company concerning SLP's business, operations, assets, financial condition, reserves, production profile, exploration program and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

     In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of SLP, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of SLP and that SLP will perform substantially in accordance with such projections. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of SLP and have not made or obtained any evaluations or appraisals of the assets or liabilities of SLP. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

     Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be received by the Public Unitholders in the Proposed Transaction is fair to the Public Unitholders.

     We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for the Company in the past (including acting as financial advisor in the Company's merger with Oryx Energy Company) and have received customary fees for such services. In the ordinary course of our business, we actively trade in the debt and equity securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Company, acting in its capacity as Managing General Partner of SLP, and is rendered to the Company in such capacity in connection with its consideration of the Proposed Transaction.

                                          Very truly yours,

                                          /s/ Lehman Brothers

                                          LEHMAN BROTHERS

                                                                         PART II
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                   FORM 10-K

   (MARK ONE)
      [X]        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

      [ ]        TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                 FOR THE TRANSITION PERIOD FROM            TO

                         COMMISSION FILE NUMBER 1-9033
                         ------------------------------

                           SUN ENERGY PARTNERS, L.P.

             (Exact name of Registrant as specified in its charter)

                   DELAWARE                                      75-2070723
       (State or other jurisdiction of                (I.R.S. employer identification
        incorporation or organization)                            number)
          123 ROBERT S. KERR AVENUE
                 OKLAHOMA, OK                                      73102
   (Address of principal executive offices)                      (Zip code)

              Registrant's telephone number, including area code:
                                  405-270-1313

          SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

                                                           Name of Each Exchange
             Title of Each Class                            on Which Registered
             -------------------                           ---------------------
               Depositary Units                        New York Stock Exchange, Inc.

          SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                                      NONE

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy of information statements incorporated by reference in Part III of this Form 10-K or any amendment to this
Form 10-K.    X

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___

     The aggregate market value of the Depositary Units held by nonaffiliates of the Registrant as of February 28, 1999, was approximately $30 million.

     The total number of Partnership Units outstanding as of February 28, 1999, was 421,170,459.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    CERTAIN ABBREVIATIONS AND OTHER MATTERS

     As used herein, the following terms have specific meanings:

      m   thousand
     mm   million
    bbl   barrel
     mb   thousand barrels
    mmb   million barrels
     eb   equivalent barrel
    meb   thousand equivalent barrels
   mmeb   million equivalent barrels
    b/d   barrels per day
   bc/d   barrels of condensate per
          day
    mcf   thousand cubic feet
   mmcf   million cubic feet
    bcf   billion cubic feet
 mmcf/d   million cubic feet per day
mmcfe/d   million cubic feet
          equivalent per day
   ED&A   exploration, development
          and acquisition*
   FD&A   finding, development and
          acquisition per barrel
    WTI   West Texas Intermediate
          spot price
     HH   Henry Hub spot price

------------------------------

 * ED&A outlays represent capital expenditures and cash exploration costs, excluding capitalized interest.

     Natural gas equivalents are determined under the relative energy content method by using the ratio of 6 mcf of natural gas to 1 bbl of crude oil, condensate or natural gas liquids.

     With respect to information quoted as to working interest, "net" is determined by multiplying the whole numbers by Sun Energy Partners, L.P.'s working interest.

                           FORWARD-LOOKING STATEMENTS

In the following report, Sun Energy Partners, L.P. has included certain statements (other than statements of historical fact) that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When used herein, the words "budget", "budgeted", "anticipate", "expects", "believes", "seeks", "goals", "intends" or "projects" and similar expressions are intended to identify forward-looking statements. It is important to note that Sun Energy Partners, L.P.'s actual results could differ materially from those projected by such forward-looking statements. Although Sun Energy Partners, L.P. believes the expectations reflected in such forward-looking statements are reasonable and such forward-looking statements are based upon the best data available at the time this report is filed with the Securities and Exchange Commission, no assurance can be given that such expectations will prove correct. Factors that could cause Sun Energy Partners, L.P.'s results to differ materially from the results discussed in such forward-looking statements include, but are not limited to, the following: production variances from expectations, volatility of oil and gas prices, the need to develop and replace its reserves, the substantial capital expenditures required to fund its operations, exploration uses, environmental risks, uncertainties about estimates of reserves, competition, government regulation and political actions, and the ability of Sun Energy Partners, L.P. to implement its business strategy. All such forward-looking statements in this document are expressly qualified in their entirety by the cautionary statements in this paragraph.

                                     PART I

ITEMS 1 AND 2. BUSINESS AND PROPERTIES

GENERAL

     Sun Energy Partners, L.P. (Sun Energy Partners) engages in the oil and gas exploration and production business in the United States. Prior to February 26, 1999, Oryx Energy Company (Oryx) controlled Sun Energy Partners and was its managing general partner. On that date, Kerr-McGee Corporation (Kerr-McGee) became managing general partner following its merger with Oryx, and Kerr-McGee now controls Sun Energy Partners. The Company refers to Oryx prior to February 26, 1999 and to Kerr-McGee since February 26, 1999. As of December 31, 1998, the Company owned 98.2 percent of Sun Energy Partners. The remaining 1.8 percent interest is comprised of limited partnership interests held by public unitholders in the form of depositary units (Units). Eighty-five percent of the Company's Board of Directors must approve any additional issuance, sale or transfer of units that would reduce the Company's holdings below 85 percent of the outstanding units.

     On March 9, 1999, Kerr-McGee, as managing general partner, announced that its Board of Directors had approved a plan to merge Sun Energy Partners with Kerr-McGee Energy (an indirect wholly-owned subsidiary of Kerr-McGee). As part of the transaction, each of the publicly held limited partnership units will be converted solely into the right to receive $4.52 in cash, and as a result, Kerr-McGee will own 100% of Sun Energy Partners. Detailed information regarding this transaction will be distributed to all holders of limited partnership units prior to the consummation of the transaction. The transaction is subject to the expiration of the Hart-Scott-Rodino waiting period and other customary closing conditions and regulatory approvals, and is expected to be completed by the end of the third quarter, 1999.

     Sun Energy Partners' business is conducted through Sun Operating Limited Partnership, a Delaware limited partnership, and several other operating partnerships (collectively, the Operating Partnerships). In all of the partnerships which comprise the Operating Partnerships, Sun Energy Partners holds a 99 percent interest as the sole limited partner, while the Company holds a 1 percent interest as the managing general partner.

     Sun Energy Partners and the Operating Partnerships (collectively, the Partnership), are managed by the Company. The holders of limited partnership units have no power to direct or participate in the control of the Partnership. The Company makes all decisions regarding exploration, development, production and marketing for properties belonging to the Partnership, all decisions regarding the sale of less than substantially all of such properties or the acquisition of properties by the Partnership and all other decisions regarding the Partnership's business and operations.

     The Partnership has no officers or employees. Officers and employees of the Company perform all management functions required for Sun Energy Partners.

     The Partnership's strategy is to target as future growth opportunities those areas where its advanced technological capabilities will have the greatest economic impact.

PROVED RESERVES

     As of December 31, 1998, the Partnership's proved reserves were an estimated 209 mmb of liquids and an estimated 1,084 bcf of natural gas, an aggregate of 390 mmeb of reserves. More information on the estimated quantities of proved oil and gas reserves and information on proved developed oil and gas reserves, as well as information concerning the standardized measure of discounted future net cash flows from estimated production of proved oil and gas reserves (Standardized Measure), are presented in the "Consolidated Financial Statements Supplementary Financial and Operating Information." The Partnership files oil and gas reserve estimates with various governmental regulatory authorities and agencies, the variability of which does not exceed 5 percent.

     The Partnership's production is exclusively in the United States and in 1998, the Partnership produced 42 mmeb. The Partnership seeks production replacement through a balanced approach that combines exploration, development and acquisition. In 1998, the Partnership replaced 88 percent of its production at an FD&A cost of $11.02 per eb.

OFFSHORE

     The Partnership has identified the Gulf of Mexico as the primary focus of its growth strategy.

     The Partnership has a significant presence in the Gulf of Mexico with an interest in 210 blocks at December 31, 1998, in various stages of exploration, development and production. The Partnership has an interest in 37 producing platforms, 19 of which it operates. The Partnership also holds interests in various offshore pipelines and facilities. In 1997, the Partnership achieved a 6 percent reduction in its offshore operating costs per equivalent barrel. In 1998, operating costs per equivalent barrel increased 12 percent compared to 1997.

     Exploration

     Of the Gulf of Mexico blocks in which the Partnership owns an interest, 167 are undeveloped. In 1998, the Partnership spent $62 million to acquire interests in 25 blocks.

     In May 1997, the Partnership participated in an exploration discovery, Garden Banks 215 #4 (Sun Energy Partners 25 percent), the Conger prospect, in the flex trend. The well encountered approximately 300 feet of net pay thickness both above and below salt formations. The Garden Banks 215 #4 well was drilled to a total depth of 21,692 feet subsurface in about 1,500 feet of water depth. It is adjacent to the Garden Banks 260 Unit (Baldpate), which includes Blocks 215 South, 216, 259 and 260.

     In early 1998, the Partnership participated in a successful Conger appraisal well, Garden Banks 215 #5, which encountered about 300 feet of net pay sands approximately one and a half miles from the discovery well. Development will be by a sub-sea tie-back to a host facility on a neighboring block. Development drilling is scheduled to begin in the second quarter of 1999. First production from the Conger Field is scheduled for the fourth quarter of the year 2000.

     In late 1997, the Partnership participated in a subsalt discovery at its Penn State Deep prospect. The discovery is located at Garden Banks 216 block (Sun Energy Partners 50 percent). The Penn State Deep discovery well (GB 216 #3) encountered hydrocarbons at about 20,500 feet subsurface in 1,450 feet of water depth. It lies below the GB 216 #2 discovery (Penn State Shallow) drilled in 1996, which encountered 214 net feet of pay in a shallower structure. The GB 216 #3 well found 123 net feet of subsalt pay. The Partnership is developing the Penn State Shallow discovery as a sub-sea tie-back to the Baldpate facilities and is evaluating the deeper discovery as another potential tie-back. The Penn State wells are located approximately three miles to the northeast of the Baldpate facility.

     In late 1997, the Partnership participated in a discovery at High Island A-553 (Sun Energy Partners 33 percent) on the continental shelf. The A-7 well tested at a flow rate of 16 mmcf/d and 800 b/d. The HI A-553 A-7 well was drilled to a total depth of about 13,000 feet in 260 feet of water depth. The well encountered approximately 100 feet of net pay in 4 zones.

     As of December 31, 1998, the Partnership was not drilling or participating in the drilling of any offshore exploratory wells.

     Production and Development

     The Partnership owns a 99 percent interest in the four-block High Island 384 Unit which is located approximately 112 miles off the Texas coast in water depths averaging 360 feet. This development (Patton) was originally discovered in October 1993, began production in January 1995 and in September 1995 achieved the expected peak production of 20 meb/d.

     Late in 1995, the Partnership confirmed the presence of natural gas reserves in a previously untested area of the High Island 384 Unit. The High Island 385 #3 well encountered 158 feet of net gas pay. Two subsequent delineation wells found the same pay interval in nearby fault blocks. In the second phase of Patton, the Partnership installed the "D" platform in 360 feet of water and developed the new gas reservoir. First production occurred in the fourth quarter of 1996 with gross production of 35 mmcf/d. In addition, two wells were drilled and the "E" platform was installed to develop a previously discovered reservoir on High Island 379. These wells came on stream during the fourth quarter of 1996 at 24 mmcfe/d.

     In 1995, the Partnership approved a plan for the development of Viosca Knoll 826 (Sun Energy Partners 50 percent and operator) which lies 80 miles off the Alabama coast in water depths of 1,500 to 2,500 feet. The Neptune development utilizes a new type of floating production facility called a spar. The spar is a cylindrical-shaped vessel anchored vertically to the sea floor. First production occurred in March 1997 and in late 1997 expected peak production of 30 meb/d was achieved. The second phase of drilling was commenced in 1998 and a second, higher peak of about 35 meb/d is expected.

     The Partnership began production at its Baldpate platform in the Gulf of Mexico flex trend in September 1998. Production is expected to increase to a peak of 75meb/d. The nearby Penn State Shallow reservoir is currently being developed as a sub-sea tie-back to Baldpate. The Company also has a discovery at Penn State Deep in the same area. The Baldpate facilities have a rated daily throughput capacity of 60,000 barrels of oil and 200 million cubic feet of gas. Production levels from Baldpate are expected to increase as a total of 7 pre-drilled wells are brought on line. Development of the Baldpate facility utilized leading-edge technology by employing an articulated compliant tower design. At a height of 1,902 feet to the top of the flare boom, it sets a record as the world's tallest free-standing structure. The Partnership has a 50 percent working interest in the project.

     To facilitate the orderly execution of its deep water strategy, in early 1998, the Partnership secured drilling commitments for a substantial portion of its deep water drilling plans. The Partnership along with two partners, has entered into a five-year contract for a deep water semi-submersible drilling rig, capable of drilling in water depths of up to 6,000 feet. The term of the contract is five years, plus options to extend, with rig delivery currently scheduled for the second quarter of 1999. The Partnership has rights to one-third of the term. The Partnership has entered into a five-year contract for 50-percent of the use of a drill ship. The newly-built vessel will have the capacity to drill in water depths of up to 7,500 feet and will become available in the fourth quarter of 1999.

     As of December 31, 1998, the Partnership was drilling or participating in the drilling of 6 gross (2 net) offshore development wells.

ONSHORE

     The onshore area has been a major contributor of production volumes and cash flow with relatively modest reinvestment needs. This is important for the funding of the Partnership's plans in other strategic areas. In 1995, the Partnership initiated significant cost-reduction measures at its operated fields. The Partnership achieved a 4 percent reduction in onshore operating costs per equivalent barrel in 1997. In 1998, onshore operating costs per equivalent barrel increased 14 percent compared to 1997 costs. The Partnership has interests in 60 major onshore fields in five states and operates about 75 percent of its production. In addition, the Partnership has increased its drilling activity to more rapidly exploit its onshore asset portfolio.

     The Partnership is applying 3-D technology to create opportunities in new fault blocks and deeper pool horizons which provide new volumes and reserves. The Partnership will continue to exploit its waterflood operations. The onshore will be managed for maximum cash flow generation.

     Exploration

     In 1997, the Partnership drilled 2 exploration wells (Sun Energy Partners 99 percent and operator) at the Seabreeze field in southeast Texas that tested a total of 33 mmcf/d and 1,160 b/d. The wells were drilled into new fault blocks as a result of a continuing 3-D seismic program around the Partnership's larger onshore fields.

     At December 31, 1998, the Partnership was not drilling or participating in the drilling of any onshore exploratory wells.

     Production and Development

     In 1997, the Partnership increased production at the Northwest Chitwood Unit, (Sun Energy Partners 69 percent and operator) located in south-central Oklahoma, through an ongoing reservoir waterflood program. In 1997, daily oil production increased from about 1,700 barrels to 5,400. In 1998, the NW Chitwood 18-2 and 26-2 wells tested at 2,838 and 840 barrels per day.

     As of December 31, 1998, the Partnership was drilling or participating in the drilling of 5 gross (3 net) development wells onshore.

TABULAR INFORMATION

     The following table sets forth the Partnership's undeveloped and developed oil and gas acreage (in thousands) held at December 31, 1998 and 1997:

                                                                GROSS            NET
                                                            -------------   -------------
                                                            1998    1997    1998    1997
                                                            -----   -----   -----   -----
Undeveloped Acreage
  Onshore.................................................    904     908     499     503
  Offshore................................................    927     889     512     521
                                                            -----   -----   -----   -----
     Total................................................  1,831   1,797   1,011   1,024
                                                            =====   =====   =====   =====
Developed Acreage
  Onshore.................................................    948     982     539     552
  Offshore................................................    225     248     106     116
                                                            -----   -----   -----   -----
     Total................................................  1,173   1,230     645     668
                                                            =====   =====   =====   =====

     The following table sets forth the Partnership's net exploratory and development oil and gas wells drilled in 1998, 1997 and 1996:

                                                      EXPLORATORY WELLS    DEVELOPMENT WELLS
                                                      ------------------   ------------------
                                                      1998   1997   1996   1998   1997   1996
                                                      ----   ----   ----   ----   ----   ----
Oil
  Onshore...........................................   --     --     --     11     29     43
  Offshore..........................................    2      1     --      4      4      9
                                                      ---    ---    ---    ---    ---    ---
                                                        2      1     --     15     33     52
                                                      ---    ---    ---    ---    ---    ---
Gas
  Onshore...........................................   --      3     --     23     39     50
  Offshore..........................................   --     --      1      2      4      8
                                                      ---    ---    ---    ---    ---    ---
                                                       --      3      1     25     43     58
                                                      ---    ---    ---    ---    ---    ---
Dry
  Onshore...........................................    2     --     --      7      4     10
  Offshore..........................................    2      3      2     --      2      2
                                                      ---    ---    ---    ---    ---    ---
                                                        4      3      2      7      6     12
                                                      ---    ---    ---    ---    ---    ---
     Total..........................................    6      7      3     47     82    122
                                                      ===    ===    ===    ===    ===    ===

     The following table sets forth the Partnership's gross and net producing oil and gas wells at December 31, 1998:

                                                             GROSS*           NET
                                                          -------------   -----------
                                                           OIL     GAS     OIL    GAS
                                                          -----   -----   -----   ---
Onshore.................................................  2,403     810   1,179   481
Offshore................................................     86     161      51    87
                                                          -----   -----   -----   ---
     Total..............................................  2,489     971   1,230   568
                                                          =====   =====   =====   ===

------------------------------

* Gross producing wells include 104 multiple completion wells (more than one formation producing into the same well bore).

     The following table sets forth the Partnership's average daily net production for 1998, 1997 and 1996:

                                                              1998   1997   1996
                                                              ----   ----   ----
Crude and Condensate (mb):
  Onshore...................................................   24     27     28
  Offshore..................................................   20     19     15
                                                              ---    ---    ---
                                                               44     46     43
Processed Natural Gas (mb):.................................    7      7      7
                                                              ---    ---    ---
                                                               51     53     50
                                                              ===    ===    ===
Natural Gas (mmcf):
  Onshore...................................................  211    286    299
  Offshore..................................................  160    199    187
                                                              ---    ---    ---
                                                              371    485    486
                                                              ===    ===    ===

     The following table sets forth the Partnership's average revenues and production costs per unit of oil and gas production for 1998, 1997 and 1996:

                                                              1998     1997     1996
                                                             ------   ------   ------
Revenues:
  Crude oil and condensate (per bbl).......................  $13.58   $18.75   $20.43
  Natural gas (per mcf)....................................  $ 2.10   $ 2.40   $ 2.14
  Average production cost per unit of oil and gas
     production (per eb):*
  Offshore
     Operating cost........................................  $ 3.37   $ 3.01   $ 3.20
                                                             ======   ======   ======
  Onshore
     Operating cost........................................  $ 3.19   $ 2.81   $ 2.94
     Production taxes......................................    1.05     1.48     1.32
                                                             ------   ------   ------
       Total production costs..............................  $ 4.24   $ 4.29   $ 4.26
                                                             ======   ======   ======
  Total Company operating cost.............................  $ 3.28   $ 2.99   $ 3.14
     Production taxes......................................     .59      .87      .87
                                                             ------   ------   ------
       Total production costs..............................  $ 3.87   $ 3.86   $ 4.01
                                                             ======   ======   ======

------------------------------
* Excludes natural gas liquids production.

ASSET DISPOSALS

     Assets are managed on a portfolio basis. The Partnership will continue to buy and sell assets with the intention of upgrading its asset base.

RECOVERY METHODS

     During 1998, the Partnership obtained 61 and 39 percent of its crude production from primary and secondary recovery methods. This compares to 63 and 37 percent of its crude oil production in 1997. At December 31, 1998, the Partnership was participating in no major tertiary oil recovery programs.

     The terms "secondary recovery" and "tertiary recovery" relate to those methods used to increase the quantity of crude oil and condensate and natural gas that can be recovered in excess of the quantity recoverable using the primary energy found in a reservoir. Secondary recovery methods include pressure maintenance by waterflooding or natural gas injection.

MARKETING OF OIL AND GAS

     Distribution

     Crude oil, condensate and natural gas are distributed through pipelines and/or trucks or barges to traders, end users, gatherers and transportation companies. Sufficient distribution systems exist and are readily available in the areas of the Partnership's production to enable the Partnership to effectively market its oil and gas. In some instances, the Partnership owns an interest in these systems.

     Crude Oil and Condensate

     During 1998, sales to Sun Company, Inc. and Amoco Production Company totaled approximately 12 and 16 percent of the Partnership's sales of crude oil and condensate. No other customer purchased more than 10 percent of the Partnership's sales of crude oil and condensate.

     Since most of the Partnership's crude oil and condensate is produced in areas where there are other buyers offering to purchase at market prices, the Partnership believes that the loss of any major purchaser would not have a material adverse effect on the Partnership's business. In 1998, the 10 largest customers accounted for approximately 82 percent of such sales.

     Currently, approximately 55 percent of sales are made pursuant to arrangements that are cancelable upon 30 days' written notice by the Partnership or the purchaser, with substantially all of the remainder of the production being sold pursuant to contracts of varying terms of up to six years in length.

     Natural Gas

     The Partnership sold approximately 50 percent of its natural gas production in 1998 to Producers Energy Marketing Company, LLC (ProEnergy). ProEnergy has exclusive marketing rights to gas production owned or controlled by the Partnership for up to 10 years. The Partnership has the option to terminate the marketing agreement after six years. ProEnergy purchases the majority of its members' gas at index prices. No other customer purchased more than 10 percent of the Partnership's natural gas. Approximately 34 percent of the Partnership's natural gas was purchased by various local distribution companies, end users and processors of natural gas under term contracts predating the formation of ProEnergy. Most of these agreements will come to term within three years.

     Hedging

     Because of the volatility of oil and gas prices, the Partnership periodically has entered into crude oil and natural gas hedging activities. Effective with the Kerr-McGee/Oryx merger, the Partnership has elected to eliminate the hedging program and all contracts have been closed.

REGULATION

     General

     The oil and gas industry is subject to regulation by national, state and local governments relating to such matters as the award of exploration and production interests, the imposition of specific drilling obligations, environmental protection controls and control over the development and abandonment of a field (including restrictions on production and abandonment of production facilities). The industry is also subject to the payment of royalties and taxes, which tend to be high compared to those levied on other commercial activities. The Partnership cannot predict the impact of future regulatory, taxation and royalty initiatives.

     Natural Gas

     The domestic gas industry remains under federal regulation pursuant to the Natural Gas Act and the Natural Gas Policy Act.

     Environmental Matters

     The Partnership is subject to, and makes every effort to comply with, various environmental quality control regulations of national and local governments. Although environmental requirements can have a substantial impact upon the energy industry, generally these requirements do not appear to affect the Partnership any differently or to any greater or lesser extent than other exploration and production companies.

     The Partnership has been named as a potentially responsible party (PRP) at four sites pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended. At two of these sites, the Partnership has been named as a de minimis party and therefore expects its liability to be small. At a third site, the Partnership is reviewing its options and anticipates that it will participate in steering committee activities with the Environmental Protection Agency (EPA). At the fourth and largest site, the Operating Industries, Inc. site in California, the Partnership has participated in a steering committee consisting of 139 companies. The steering committee and other PRPs previously entered into two partial consent decrees with the EPA providing for remedial actions which have been or are to be completed. The steering committee has recently successfully negotiated a third partial consent decree which provides for the following remedial actions: a clay cover, methane capturing wells and leachate destruction facilities. The remaining work at the site involves groundwater evaluation and long-term operation and maintenance.

     Based on the facts outlined above and the Partnership's ongoing analyses of the actions where it has been identified as a PRP, the Partnership believes that it has accrued sufficient reserves to absorb the ultimate cost of such actions and that such costs will not have a material impact on the Partnership's financial condition. While liability at superfund sites is typically joint and several, the Partnership has no reason to believe that defaults by other PRPs will result in liability of the Partnership materially larger than expected.

COMPETITION

     The oil and gas industry is highly competitive. Integrated companies, independent companies and individual producers and operators are active bidders for desirable oil and gas properties, as well as for the equipment and labor required to operate and develop such properties. Although these competitors may have financial resources substantially greater than those of the Partnership, management of the Company believes that the Partnership is in a position to compete effectively.

     The availability of a ready market for the Partnership's oil and gas production depends on numerous factors beyond its control, including the level of prices and consumer demand, the extent of worldwide oil and gas production, the cost and availability of alternative fuels, the cost and proximity of pipelines and other transportation facilities, regulation by national and local authorities and the cost of compliance with applicable environmental regulations.

TECHNOLOGY

     The Partnership's exploration, development and production activities depend upon the use of applied technology. In support of this in 1998, the Partnership, through the managing general partner, had 35 engineers, geoscientists, technicians and support personnel focusing on the technology used in the exploration for, and development and production of, energy resources. The Partnership's expenditures on technology activities, including its share of the managing general partner's employee-related costs, were $11 million, $9 million and $8 million for the years 1998, 1997 and 1996.

CONFLICTS OF INTEREST

     Certain conflicts of interest may arise as a result of the relationships between the Company and the Partnership. The Company has oil and gas interests in the Gulf of Mexico in addition to such interests held through the Partnership. The directors and officers of the Company have fiduciary duties to manage the Company in the best interest of its stockholders. The Company, as managing general partner of the Partnership, has a fiduciary duty to manage the Partnership in a manner that is fair to the public unitholders. The duties of the directors of the Company to its stockholders may therefore come into conflict with the duties of the Company as managing general partner of the Partnership.

     A Committee of the Board of Directors of the Company, none of whose members is affiliated with the Company except as Company directors or stockholders or as holders of units, reviews policies and procedures regarding matters of potential conflict of interest. The Committee also monitors the application of such policies and procedures.

OTHER

     The Partnership's financial condition and business operations are affected from time to time by political developments and laws and regulations which relate to such matters as production, taxes, property, imports, pricing and environmental controls. The Company makes no representations as to future events and developments which could affect the Partnership's operations and financial condition. Oil and gas prices are subject to supply and demand. Political developments (especially in the Middle East) and the decisions of OPEC can particularly affect world oil supply and oil prices. Furthermore, the Partnership's business and financial condition could be affected by, among other things, competition, future price changes or controls, material and labor costs, legislation, transportation regulations, tariffs, embargoes and armed conflicts.

ITEM 3. LEGAL PROCEEDINGS

     The historical method used by the oil industry in the United States to establish the price at which crude oil is bought and sold is being challenged. Buyers and sellers have traditionally determined the market price of crude oil by reference to "posted prices", which are prices published by certain crude oil buyers such as crude oil refiners and transporters as the price at which they are willing to buy. A number of suits have been brought alleging that posted prices have been set consistently below market value, and that, as a result, royalties have been underpaid.

     The Partnership was named as a defendant in such a case filed in state court in Starr County, Texas in April, 1995 and a co-defendant in cases filed in state courts in Lee County, Texas and in Louisiana and Alabama and in federal courts in Texas, Louisiana and Mississippi. All of these lawsuits seek certification as class actions on behalf of royalty owners in specific geographic areas, except the Texas and Alabama cases, which seek certification of a nationwide class of royalty owners. These cases also allege that the co-defendants have conspired and acted in concert to establish the price of crude oil in violation of antitrust statutes. These suits are similar to those brought in Texas by the Texas General Land Office, and in New Mexico, Oklahoma and Florida by private royalty owners against major crude oil producers. Suits are also being brought by natural gas royalty interest owners regarding royalty valuation and deductions of post-production costs from royalty.

     The Partnership holds and has held interests in a number of federal and Indian oil and gas production leases. The Minerals Management Service (MMS) of the United States Department of the Interior is challenging the prices on which royalties were based for oil and gas produced from certain of these leases. The MMS has claimed that a number of crude oil producers including the Partnership underpaid royalties owed the federal government on California crude oil production from 1980 to 1988 and has sent Orders to Pay to a number of producers including the Partnership. Separately, numerous oil and gas producers, including the managing general partners of certain of the Operating Partnerships, have been named as defendants in lawsuits brought pursuant to the federal False Claims Act in connection with royalty payments on production from federal and Indian lands.

     While a number of claims and suits against the Partnership and other crude oil and natural gas producers have already been brought by a variety of governmental and private plaintiffs in a number of jurisdictions, the fact that these suits challenge practices common to the industry suggests that additional lawsuits against the Partnership may be filed. The suits filed to date, to include the actions in which the Partnership is a party, are procedurally in the preliminary stages, though settlement discussions have taken place with respect to a number of claims. The Partnership believes it has meritorious defenses and, if acceptable settlements cannot be reached, intends to defend these claims and lawsuits vigorously.

     The Partnership is involved in a number of other legal and administrative proceedings arising in the ordinary course of its oil and gas business. Although the ultimate outcome of these proceedings cannot be ascertained at this time, it is reasonably possible that some of the proceedings could be resolved unfavorably to the Partnership. Management of the Company believes that any liabilities which may arise out of legal claims or proceedings would not be material in relation to its financial position, results of operations or liquidity at December 31, 1998. The Company intends to maintain liability and other insurance for the Partnership of the type customary in the oil and gas business with such coverage limits as the Company deems prudent.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF UNITHOLDERS

     None.

                                    PART II

ITEM 5. MARKET FOR THE REGISTRANT'S LIMITED PARTNERSHIP
        UNITS AND RELATED SECURITY HOLDER MATTERS

     The depositary units of Sun Energy Partners, L.P. are traded on the New York Stock Exchange, Inc. The following table sets forth the high and low sales prices per unit, as reported on the New York Stock Exchange Composite Transactions quotations, for the periods indicated:

                                                                 1998                        1997
                                                        ----------------------      ----------------------
                                                          HIGH          LOW           HIGH          LOW
                                                          ----          ---           ----          ---
First Quarter.........................................     $4 3/4        $4            $5 5/8        $4 3/8
Second Quarter........................................     $4 1/2        $3 5/16       $5 3/8        $4 1/4
Third Quarter.........................................     $3 15/16      $2 9/16       $6 1/16       $5 1/8
Fourth Quarter........................................     $4 1/16       $2 3/4        $5 5/8        $4 1/4

     The Partnership had approximately 1,445 holders of record of depositary units as of February 23, 1999.

     For the years 1998 and 1997, the quarterly cash distributions per unit paid to unitholders were as follows:

                                                              1998    1997
                                                              ----    ----
First Quarter...............................................  $.02    $.15
Second Quarter..............................................    --     .08
Third Quarter...............................................    --     .02
Fourth Quarter..............................................    --      --
                                                              ----    ----
     Total..................................................  $.02    $.25
                                                              ====    ====

     Any future quarterly cash distributions to unitholders are expected to be paid on or about the 10th day of March, June, September and December in each year. Distributions will fluctuate due to oil and gas prices, production volumes, operating costs and the timing and amount of capital expenditures and divestment proceeds. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Cash Distribution Policy.")

ITEM 6. SELECTED FINANCIAL DATA

                                                                 YEAR ENDED DECEMBER 31
                                                     -----------------------------------------------
                                                      1998      1997      1996      1995      1994
                                                     -------   -------   -------   -------   -------
                                                     (MILLIONS OF DOLLARS, EXCEPT PER UNIT AMOUNTS)
For the Period
  Revenues.........................................  $  523    $  728    $  686    $  552    $  613
  Income (loss) before cumulative effect of
     accounting change(1)..........................  $  (44)   $  239    $  248    $   99    $  100
  Net income (loss)(1).............................  $  (44)   $  239    $  248    $   99    $ (477)
  Net income (loss) per unit before cumulative
     effect of accounting change(1)................  $ (.10)   $  .57    $  .59    $  .24    $  .24
  Net income (loss) per unit(1)....................  $ (.10)   $  .57    $  .59    $  .24    $(1.13)
  Cash distributions paid to unitholders...........  $    8    $  105    $   67    $  194    $  114
  Cash distributions paid per unit.................  $  .02    $  .25    $  .16    $  .46    $  .27
  Weighted average units outstanding (in
     thousands)....................................   421.2     421.2     421.2     421.2     421.2
  Capital expenditures.............................  $  367    $  410    $  314    $  206    $  166
At End of Period
  Total assets.....................................  $1,374    $1,468    $1,299    $1,143    $1,181
  Long-term debt(2)................................  $   24    $   38    $   52    $   62    $   74
  Partners' capital................................  $1,102    $1,154    $1,020    $  839    $  934
  Book value per unit..............................  $ 2.62    $ 2.74    $ 2.42    $ 1.99    $ 2.22

------------------------------

(1) Effective January 1, 1994, the Partnership adopted a new policy for determining the ceiling test for its oil and gas properties. A one-time non-cash charge of $577 million for the cumulative effect of the change was recognized in the earnings for 1994. As a result of an impairment test related to the application of Statement of Financial Accounting Standards No. 121, the Partnership reported a non-cash write-down of assets of $75 million in the fourth quarter of 1998.

(2) Includes $24 million, $38 million, $51 million, $62 million and $72 million of long-term debt due to the Company.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Management's discussion and analysis of the Partnership's financial condition and results of operations which follow should be read in conjunction with the Consolidated Financial Statements and Selected Financial Data included in this report.

RESULTS OF OPERATIONS

     The Partnership reported a net loss in 1998 of $44 million. The realized oil price in 1998 decreased 28 percent to $13.58 per barrel and the realized natural gas price decreased 13 percent to $2.10 per mcf. Exploration costs increased 57 percent primarily from increased offshore dry hole costs and increased geological and geophysical expense due to increased activity. Depreciation, depletion and amortization expense increased 29 percent primarily due to a non-cash write down of assets (see Note 6 to the Consolidated Financial Statements).

     Net income in 1997 was $239 million. Production volumes increased 2 percent in 1997 compared to 1996 primarily due to offshore development. The realized oil price in 1997 decreased 8 percent to $18.75 per barrel. The realized gas price in 1997 increased 12 percent to $2.40 per mcf. Exploration costs increased 45 percent primarily from increased offshore dry hole costs and increased geological and geophysical expense due to increased activity. Depreciation, depletion and amortization expense increased 19 percent primarily because of additional development and higher production volumes.

     Net income in 1996 was $248 million. The realized oil price in 1996 increased 24 percent to $20.43 per barrel. The increase in 1996 followed a 12 percent increase in 1995 compared to 1994. The

Partnership's realized gas price in 1996 increased 24 percent to $2.14 per mcf. Total costs and expenses decreased 3 percent to $438 million in 1996. Operating costs decreased 14 percent in 1996 due to cost efficiency measures. Production taxes increased 27 percent in 1996 due to higher prices.

LIQUIDITY AND CAPITAL RESOURCES

     ED&A outlays were $398 million in 1998, $427 million in 1997 and $317 million in 1996. In 1998, 61 percent of the Partnership's total ED&A investment was for development and acquisition and 39 percent was for exploration. In 1999, in the absence of the planned merger of the Partnership, total ED&A outlays would have been expected to be approximately $220 million of which 77 percent was targeted for development and 23 percent for exploration. In 1998, the Partnership replaced 88 percent of its production at an FD&A cost of $11.02 per eb.

     In 1998, cash flow from operating activities decreased $240 million compared to 1997 primarily due to lower oil and gas prices and lower production volumes. Cash flow from investing activities used $273 million in 1998 compared to $421 million in 1997. Proceeds from divestments were $113 million higher in 1998 while capital expenditures were $43 million lower. Cash flow from financing activities used $21 million in 1998 compared to a use of $117 million in 1997 primarily due to reduced distributions to unitholders in 1998.

     In 1997, cash flow from operating activities increased $143 million compared to 1996 primarily due to favorable increases in cash flow working capital components. Cash flow from investing activities used $421 million in 1997 compared to $323 million in 1996. Capital expenditures were $96 million higher in 1997 while proceeds from divestments were $7 million lower. Cash flow from financing activities used $117 million in 1997 compared to a use of $78 million in 1996. Cash distributions paid to unitholders were $38 million higher in 1997 than 1996.

     In 1996, cash flow from operating activities increased $58 million from 1995 primarily due to higher oil and gas prices and lower costs and expenses partially offset by lower production volumes. Cash flow from investing activities used $323 million in 1996 compared to $144 million in 1995. Proceeds from divestments were $67 million lower in 1996 while capital expenditures increased by $108 million. Cash flow used for financing activities decreased by $127 million in 1996 primarily because of the reduced distributions to unitholders.

     The Partnership adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income" effective January 1, 1998. Total comprehensive income and net loss are identical for the year ended December 31, 1998. Additionally, in January 1998, the Partnership adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," resulting in the restatement of selected operating information in years prior to 1998.

     In December 1997, the Partnership adopted SFAS No. 128, "Earnings per Share" and SFAS No. 129, "Disclosure of Information about Capital Structure," resulting in no material change.

     The Partnership's investing levels will be governed by its cash flow from operating activities which will continue to be affected by prevailing oil and gas prices, cost levels and production volumes. Volatility in oil and gas prices experienced over the past several years is expected to continue. Any shortfall in expected cash flow from operating activities may require adjustment of the business plans. Options include deferral of discretionary ED&A outlays and the sale of Partnership units. The Partnership's long-term cash generation capability is ultimately tied to the value of proved reserves.

RESERVE REPLACEMENT

     The ability to sustain cash flow is dependent, among other things, on the level of the Partnership's oil and gas reserves, oil and gas prices and cost containment. Replacement of proved reserves through extensions and discoveries, improved recovery, purchases and revisions to prior reserve estimates in 1998 was 100 percent of liquids production and 78 percent of gas production. Reserve replacement rates of liquids and gas were 185 and 119 percent in 1997 and 122 and 49 percent in 1996.

HEDGING ARRANGEMENTS

     The Partnership from time to time has entered into commodity futures contracts to manage its crude oil and natural gas price risk and to maintain specified margins. Effective with the merger of Oryx into Kerr-McGee, the Partnership has elected to eliminate the hedging program and all contracts have been closed.

YEAR 2000 READINESS

     In 1996, the Company established a formal Year 2000 Program (Program) to assess and correct Year 2000 problems in both information technology and non-informational technology systems. The Program is organized into two major areas: business systems and facilities integrity. Business systems include replacement and upgrade of computer hardware and software, including major business applications, such as purchasing, inventory, engineering, financial, human resources, etc. Facilities integrity encompasses telecommunications, plant process controls, instrumentation and embedded chip systems as well as an assessment of third party Year 2000 readiness.

     As a result of the merger of Oryx with Kerr-McGee, the Company is undertaking steps to minimize Year 2000 problems that might adversely impact the Partnership.

     To date, activities associated with business systems have included:

        - inventory and assessment

        - remediation and testing of legacy systems and hardware

        - communication with critical business partners

     Future activities will include:

        - conversion of data from Oryx's financial, human resources, production, technical and other systems into Year 2000 compliant systems utilized by the Partnership

        - remediating and testing certain Oryx legacy systems that will be retained and utilized by the Partnership

        - replacement of hardware and operating systems with Kerr-McGee Year 2000 compliant systems

        - Year 2000 integration testing of converted and remediated systems to ensure proper functionality beyond 2000.

     These activities are scheduled to be complete near the end of third quarter, 1999. Costs expended to date by the Partnership are approximately $1.4 million. Total forecasted costs are approximately $3.6 million, but are being re-evaluated by the Company as a result of the merger. However, management believes that the costs are not material to the Partnership's results of operations, financial position or cash flow.

     To date, major activities associated with facilities integrity have included:

        - inventory and assessment

        - remediation

        - testing and verification

     Inventory and assessment activities are essentially complete with remediation and testing and verification scheduled for completion in third quarter, 1999. Additional activities will be incorporated and include communication with third party vendors, suppliers and partners, and development of contingency plans. These activities are expected to be completed in late third quarter or early fourth quarter, 1999.

     Costs expended to date have been minor for facilities associated with the Partnership. Forecasted costs to complete these activities are approximately $300,000, but are being re-evaluated by the Company as a result of the merger.

     Management believes that the Program is comprehensive and reduces Year 2000 risks associated with internal systems to a manageable level. Regardless of management's efforts to assess and verify readiness there can be no assurance that all entities affecting the Company will be Year 2000 ready. To address these concerns, contingency plans will be developed. However, failure by a third party to remediate their Year 2000 issues in a timely manner could have a material effect to the Partnership's result of operations and cash flows in a particular quarter or annual period. Failure of a critical operating or safety component, or failure by a key third party supplier or customer are believed to be the most reasonably likely worst case scenarios that could impact the Partnership.

ENVIRONMENTAL

     The Partnership's oil and gas operations are subject to stringent environmental regulations. The Company is dedicated to the preservation of the environment and has committed significant resources to comply with such regulations. Although the Partnership has been named as a potentially responsible party at sites related to past operations, the Company believes the Partnership is in general compliance with applicable governmental regulations and that the potential costs to it, in the aggregate, are not material to its financial condition. However, risks of substantial costs and liabilities are inherent in the oil and gas business. Should other developments occur, such as increasingly strict environmental laws, regulations and enforcement policies or claims for damages resulting from the Partnership's operations, they could result in additional costs and liabilities in the future. (See Note 12 to the Consolidated Financial Statements.)

CASH DISTRIBUTION POLICY

     The Partnership funds its capital outlays from internally generated funds, including cash proceeds from asset sales and makes distributions of only that cash remaining after such outlays.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY FINANCIAL
                           AND OPERATING INFORMATION

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................   14
Financial Statements:
  Consolidated Statements of Income for the Years Ended
     December 31, 1998, 1997 and 1996.......................   15
  Consolidated Balance Sheets as of December 31, 1998 and
     1997...................................................   16
  Consolidated Statements of Cash Flows for the Years Ended
     December 31, 1998, 1997 and 1996.......................   17
  Notes to Consolidated Financial Statements................   18
Supplementary Financial and Operating
  Information -- (Unaudited):
  Oil and Gas Data..........................................   30
  Quarterly Financial Information...........................   33
  Quarterly Operating Information...........................   34

                           SUN ENERGY PARTNERS, L.P.
                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners of Sun Energy Partners, L.P. and the Board of Directors of Oryx Energy Company:

     In our opinion, the accompanying consolidated balance sheets of Sun Energy Partners, L.P. and its Subsidiaries and the related consolidated statements of income and cash flows present fairly, in all material respects, the consolidated financial position of Sun Energy Partners, L.P. and its Subsidiaries as of December 31, 1998 and 1997 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of Oryx Energy Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP

Dallas, Texas
February 22, 1999, except for Note 14 as to which the date is March 9, 1999

                           SUN ENERGY PARTNERS, L.P.

                       CONSOLIDATED STATEMENTS OF INCOME
                 (MILLIONS OF DOLLARS, EXCEPT PER UNIT AMOUNTS)

                                                               YEAR ENDED DECEMBER 31
                                                              ------------------------
                                                               1998     1997     1996
                                                              ------   ------   ------
Revenues
  Oil and gas...............................................  $  501   $  738   $  700
  Other -- net (Notes 3 and 4)..............................      22      (10)     (14)
                                                              ------   ------   ------
                                                                 523      728      686
                                                              ------   ------   ------
Costs and Expenses
  Operating costs...........................................     126      138      139
  Production taxes (Note 5).................................      26       39       38
  Exploration costs.........................................      96       61       42
  Depreciation, depletion and amortization..................     271      210      177
  General and administrative expense (Note 3)...............      40       41       41
  Interest and debt expense (Note 3)........................      20       15       17
  Interest capitalized......................................     (12)     (15)     (16)
                                                              ------   ------   ------
                                                                 567      489      438
                                                              ------   ------   ------
Net Income (Loss)...........................................  $  (44)  $  239   $  248
                                                              ======   ======   ======
Net Income (Loss) Per Unit..................................  $ (.10)  $  .57   $  .59
                                                              ======   ======   ======
Cash Distributions Paid to Unitholders......................  $    8   $  105   $   67
                                                              ======   ======   ======
Cash Distributions Paid Per Unit............................  $  .02   $  .25   $  .16
                                                              ======   ======   ======
Weighted Average Units Outstanding (In Millions)............   421.2    421.2    421.2
                                                              ======   ======   ======

                            (See Accompanying Notes)

                           SUN ENERGY PARTNERS, L.P.

                          CONSOLIDATED BALANCE SHEETS
                             (MILLIONS OF DOLLARS)

                                     ASSETS

                                                                DECEMBER 31
                                                              ---------------
                                                               1998     1997
                                                              ------   ------
Current Assets
  Cash and cash equivalents.................................  $    6   $    2
  Accounts receivable and other current assets..............      65      124
                                                              ------   ------
Total Current Assets........................................      71      126
Properties, Plants and Equipment (Note 6)...................   1,221    1,254
Investment in Affiliate (Note 1)............................      82       88
                                                              ------   ------
Total Assets................................................  $1,374   $1,468
                                                              ======   ======

                      LIABILITIES AND PARTNERS' CAPITAL
Current Liabilities
  Advances from affiliate (Note 3)..........................  $   88   $   49
  Accounts payable..........................................      58       80
  Accrued liabilities (Note 7)..............................      50       84
  Current portion of long-term debt due affiliate (Note
     8).....................................................      14       13
  Current portion of long-term debt (Note 8)................       1        1
                                                              ------   ------
Total Current Liabilities...................................     211      227
Long-Term Debt Due Affiliate (Note 8).......................      24       38
Deferred Credits and Other Liabilities (Note 12)............      37       49
Commitments and Contingent Liabilities (Note 9)
Partners' Capital (Notes 10 and 11)
  Limited partnership interests.............................     338      354
  General partnership interests.............................     764      800
                                                              ------   ------
Partners' Capital...........................................   1,102    1,154
                                                              ------   ------
Total Liabilities and Partners' Capital.....................  $1,374   $1,468
                                                              ======   ======

------------------------------

The successful efforts method of accounting is followed.

                            (See Accompanying Notes)

                           SUN ENERGY PARTNERS, L.P.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (MILLIONS OF DOLLARS)

                                                              YEAR ENDED DECEMBER 31
                                                              -----------------------
                                                              1998     1997     1996
                                                              -----    -----    -----
Cash and Cash Equivalents From Operating Activities
Net Income (Loss)...........................................  $ (44)   $ 239    $ 248
  Adjustments to reconcile net income (loss) to net cash
     from operating activities
     Depreciation, depletion and amortization...............    271      210      177
     Dry hole costs and leasehold impairment................     52       27       19
     Loss (gain) on sale of assets..........................    (21)       5        2
     Other..................................................     (2)       5       15
                                                              -----    -----    -----
                                                                256      486      461
  Changes in working capital:
     Accounts receivable and other current assets...........     59       12      (40)
     Accounts payable, accrued liabilities and advances from
      affiliate.............................................    (17)      40      (26)
                                                              -----    -----    -----
Net Cash Flow Provided From Operating Activities............    298      538      395
                                                              -----    -----    -----
Cash and Cash Equivalents From Investing Activities
  Capital expenditures......................................   (367)    (410)    (314)
  Proceeds from divestments.................................    114        1        8
  Other.....................................................    (20)     (12)     (17)
                                                              -----    -----    -----
Net Cash Flow Used For Investing Activities.................   (273)    (421)    (323)
                                                              -----    -----    -----
Cash and Cash Equivalents From Financing Activities
  Proceeds from borrowings..................................     --       --        2
  Repayments of long-term debt..............................    (13)     (12)     (13)
  Cash distributions paid to unitholders....................     (8)    (105)     (67)
                                                              -----    -----    -----
Net Cash Flow Used For Financing Activities.................    (21)    (117)     (78)
                                                              -----    -----    -----
Changes in Cash and Cash Equivalents........................      4       --       (6)
Cash and Cash Equivalents at Beginning of Year..............      2        2        8
                                                              -----    -----    -----
Cash and Cash Equivalents at End of Year....................  $   6    $   2    $   2
                                                              =====    =====    =====

                            (See Accompanying Notes)

                           SUN ENERGY PARTNERS, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization and Control

     Sun Energy Partners, L.P. (Sun Energy Partners) engages in the oil and gas exploration and production business in the United States. Prior to February 26, 1999, Oryx Energy Company (Oryx) controlled Sun Energy Partners and was its managing general partner. On that date, Kerr-McGee Corporation (Kerr-McGee) became managing general partner following its merger with Oryx, and Kerr-McGee now controls Sun Energy Partners. The Company refers to Oryx prior to February 26, 1999 and to Kerr-McGee since February 26, 1999. As of December 31, 1998, the Company owned 98.2 percent of Sun Energy Partners. The remaining 1.8 percent interest is comprised of limited partnership interests held by public unitholders in the form of depositary units (Units).

     Sun Energy Partners operates through Sun Operating Limited Partnership, a Delaware limited partnership, and several other operating partnerships (collectively, the Operating Partnerships). In all of the partnerships which comprise the Operating Partnerships, Sun Energy Partners holds a 99 percent interest as the sole limited partner, while the Company holds a 1 percent interest as the managing general partner.

     Sun Energy Partners and the Operating Partnerships (collectively, the Partnership) have no officers or employees. The officers and employees of the Company perform all management functions.

     Basis of Presentation

     The Partnership's consolidated financial statements have been prepared using the proportionate method of consolidation for Sun Energy Partners and its 99 percent interest in the Operating Partnerships. Such financial statements are prepared in accordance with generally accepted accounting principles which is different from the basis used for reporting taxable income or loss to unitholders.

     Cash Equivalents

     The Partnership considers highly liquid investments with original maturities of less than 3 months to be cash equivalents. Cash equivalents are stated at cost which approximates market value.

     Properties, Plants and Equipment

     The successful efforts method of accounting is followed for costs incurred in oil and gas operations.

          Capitalization Policy. Acquisition costs are capitalized when incurred. Costs of unproved properties are transferred to proved properties when proved reserves are added. Exploration costs, including geological and geophysical costs and costs of carrying unproved properties, are charged against income as incurred. Exploratory drilling costs are capitalized initially; however, if it is determined that an exploratory well did not find proved reserves, such capitalized costs are charged to expense, as dry hole costs, at that time. Development costs are capitalized. Costs incurred to operate and maintain wells and equipment are expensed.

          Leasehold Impairment and Depreciation, Depletion and
     Amortization. Periodic valuation provisions for impairment of capitalized costs of unproved properties are expensed. The acquisition costs of proved properties are depleted by the unit-of-production method based on proved reserves by field. Capitalized exploratory drilling costs which result in the addition of proved reserves and development costs are amortized by the unit-of-production method based on proved developed reserves by field. In addition, unamortized capital costs at a field level are reduced to fair value if the sum of expected undiscounted future cash flows is less than net book value.

                           SUN ENERGY PARTNERS, L.P.

1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
          Dismantlement, Restoration and Abandonment Costs. Such costs are estimated and accrued as a component of depreciation, depletion and amortization expense; actual costs are charged to the accrual.

          Retirements. Gains and losses on the disposals of fixed assets are generally reflected in income. For certain property groups, the cost less salvage value of property sold or abandoned is charged to accumulated depreciation, depletion and amortization except that gains and losses for these groups are taken into income for unusual retirements or retirements involving an entire property group.

     Investment in Affiliate

     Effective in 1988, Oryx Energy Company issued three million shares of its $1 par value common stock to an operating partnership of the Partnership in exchange for certain assets. These shares were converted into 1,107,000 shares of Kerr-McGee common stock consistent with the terms of the Kerr-McGee/Oryx merger agreement (Note 14) and continue to be non-voting and legally restricted from disposition. The Partnership accounts for this investment under the cost method, whereby investment income is recognized by the Partnership if and when common dividends are received from the Company.

     Capitalized Interest

     The Partnership capitalizes interest costs incurred as a result of the acquisition and installation of significant assets.

     Income Taxes

     The Operating Partnerships and Sun Energy Partners are treated as partnerships for income tax purposes and, as a result, income or loss of the Partnership is includable in the tax returns of the individual unitholders. Accordingly, no recognition has been given to income taxes in the financial statements.

     At December 31, 1998, 1997 and 1996, the Partnership's financial reporting bases of assets and liabilities exceeded the tax bases of its assets and liabilities (net temporary differences) by $654 million, $758 million and $596 million.

     Cash Flows

     For purposes of reporting cash flows, cash and cash equivalents includes cash, highly liquid investments with remaining maturities of less than 3 months (see "Cash Equivalents", above) and advances to affiliate.

     Interest paid totaled $20 million, $15 million and $17 million in 1998, 1997 and 1996.

     Sales of Oil and Gas

     Sales of oil and gas are recorded on the entitlement method. Differences between actual production and entitlements result in a receivable when underproduction occurs and a payable when overproduction occurs.

     During 1998, 1997 and 1996, sales of oil to the Partnership's top purchaser totaled approximately 16 percent, 18 percent and 8 percent, and sales of natural gas to the Partnership's top purchaser totaled 50 percent, 52 percent and 51 percent. The Partnership believes that the loss of any major purchaser would not have a material adverse effect on its business.

                           SUN ENERGY PARTNERS, L.P.

1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     Oil and Gas Price Hedging Activity

     The Partnership, from time to time, enters into arrangements to hedge the impact of price fluctuations on anticipated crude oil and natural gas sales. Gains or losses on hedging activities are recognized in oil and gas revenues in the period in which the hedged production is sold (Note 2).

     Environmental Costs

     The Partnership establishes reserves for environmental liabilities as incurred (Note 12).

     Statement Presentation

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The Partnership adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income" effective January 1, 1998. Total comprehensive income and net loss are identical for the year ended December 31, 1998. Additionally, in January 1998, the Partnership adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," resulting in the restatement of selected operating information in years prior to 1998. In December 1997, the Partnership adopted SFAS No. 128, "Earnings per Share" and SFAS No. 129, "Disclosure of Information about Capital Structure," resulting in no material change.

2)  FINANCIAL INSTRUMENTS

     Derivatives

     As discussed in Note 1, the Partnership enters into hedging arrangements for crude oil and natural gas prices with major financial institutions. The Partnership does not enter into derivative transactions for trading purposes.

     At December 31, 1998, the Partnership was a party to crude oil collar contracts to hedge about 7 percent of its estimated 1999 crude oil production at an average floor price of $15.85 per barrel and an average ceiling price of $17.35 per barrel. Approximately 31 percent of its estimated 1999 natural gas production was hedged at an average floor price of $2.29 per mmbtu and an average ceiling price of $2.47 per mmbtu. At December 31, 1997, the Partnership was a party to crude oil and natural gas contracts to hedge about 9 percent of its estimated 1998 crude oil production at an average floor price of $20.17 per barrel and an average ceiling price of $21.24 per barrel and 20 percent of its estimated 1998 natural gas production at an average floor price of $2.19 per mmbtu and an average ceiling price of $2.40 per mmbtu. These arrangements serve to reduce the volatility associated with prices of crude oil and natural gas. The aggregate carrying values of these assets at December 31, 1998 and 1997 were $7 million and $2 million and the aggregate fair values, subject to daily fluctuation, based on quotes from brokers, were approximately $18 million and $5 million.

     The above mentioned derivative contracts expose the Partnership to credit risk. The Partnership has established controls to manage this risk and closely monitors the creditworthiness of its counterparties which are major financial institutions. In the normal course of business, collateral is not required for financial instruments with credit risk. The Partnership believes that losses from nonperformance are unlikely to occur.

                           SUN ENERGY PARTNERS, L.P.

2)  FINANCIAL INSTRUMENTS (CONTINUED)
     Other Financial Instruments

     At December 31, 1998 and 1997, the carrying values of the Partnership's long-term debt, including amounts due within one year, were $39 million and $52 million (Note 8). At December 31, 1998 and 1997, the aggregate fair values of the Partnership's long-term debt were approximately $41 million and $55 million, estimated primarily based on current rates offered to the Partnership for debt of the same remaining maturities.

3)  RELATED PARTY TRANSACTIONS

     Advances to/from Affiliate

     The Company has served as the Partnership's lender and borrower of funds and a clearing-house for the settlement of intercompany receivables and payables. Deposits earn interest at a rate equal to the rate paid by a major money market fund. Demand loans bear interest at a rate based on the prime rate.

     Long-Term Debt Due Affiliate

     The Partnership is indebted to the Company under a 9.75% note due 1999-2001 (Note 8).

     Sales of Natural Gas

     During the fourth quarter of 1995, the Partnership, Apache Corporation and Parker & Parsley Petroleum Company formed Producers Energy Marketing Company, LLC (ProEnergy) to jointly market natural gas. Full operations commenced in April 1996. In 1997, Pioneer Natural Resources Company (formerly Parker & Parsley Petroleum Company) terminated its relationship with ProEnergy. As of December 31, 1997 the Partnership had an ownership interest of 40 percent in ProEnergy; however, ownership varied based on the Partnership's share of natural gas throughput for the preceding quarter. The Partnership accounted for its investment in ProEnergy using the equity method, and as of December 31, 1997 had an investment in ProEnergy of $4 million. The Partnership sold substantially all of its natural gas production to ProEnergy at index prices. On June 18, 1998, the Partnership sold its interest in ProEnergy at a gain of $15 million and entered into an agreement with the purchaser whereby the purchaser would market the Partnership's gas production for up to ten years through ProEnergy. Natural gas sales to ProEnergy totaled $82 million for the six months ended June 30, 1998, $219 million for the year ended December 31, 1997 and $193 million for the nine months ended December 31, 1996. At December 31, 1997, the Partnership had an outstanding receivable balance of $22 million from ProEnergy. On June 30, 1998, the Partnership had an outstanding receivable balance of $19 million from ProEnergy which was subsequently collected.

     Direct and Indirect Cost

     The Company is reimbursed by the Partnership for all direct costs incurred in performing management functions and indirect costs (including payroll and payroll related costs and the cost of postemployment benefits and management incentive plans) allocable to the Partnership. The full cost of direct and indirect costs incurred on behalf of the Partnership by the Company is allocated to the Partnership based on services rendered and extent of use. Such costs, which are charged principally to production cost, exploration cost and general and administrative expense, totaled $57 million, $61 million and $61 million for the years 1998, 1997 and 1996. The Company does not receive any carried interests, promotions, back-ins or other similar compensation as the general partner of the Partnership.

                           SUN ENERGY PARTNERS, L.P.

3)  RELATED PARTY TRANSACTIONS (CONTINUED)
     Interest Income

     Interest income received from the Company, which is reflected in "Other-net" in the Consolidated Statements of Income, was earned on advances to the Company and totaled $3 million, $4 million and $4 million during the years 1998, 1997 and 1996.

     Interest Cost

     Interest cost paid to the Company, which is included in "Interest and debt expense" in the Consolidated Statements of Income, was primarily incurred on long-term debt and advances due the Company and totaled $20 million, $14 million and $16 million during the years 1998, 1997 and 1996 (Note 8).

4)  OTHER-NET

     Other-net consists of the following:

                                                              1998    1997    1996
                                                              -----   -----   -----
                                                              (MILLIONS OF DOLLARS)
Interest income.............................................   $ 3    $  4    $  4
Gain (loss) on sale of assets...............................    21      (5)     (2)
Miscellaneous...............................................    (2)     (9)    (16)
                                                               ---    ----    ----
                                                               $22    $(10)   $(14)
                                                               ===    ====    ====

5)  PRODUCTION TAXES

     Production taxes consisted of the following:

                                                              1998     1997     1996
                                                              -----    -----    -----
                                                               (MILLIONS OF DOLLARS)
Severance...................................................   $15      $28      $29
Property taxes..............................................    11       11        9
                                                               ---      ---      ---
                                                               $26      $39      $38
                                                               ===      ===      ===

                           SUN ENERGY PARTNERS, L.P.

6)  PROPERTIES, PLANTS AND EQUIPMENT

     At December 31, the Partnership's properties, plants and equipment and accumulated depreciation, depletion and amortization were as follows:

                                                                1998         1997
                                                              ---------    ---------
                                                              (MILLIONS OF DOLLARS)
Gross Investment
  Proved properties.........................................   $3,716       $3,840
  Unproved properties.......................................      126           75
  Other.....................................................       11            8
                                                               ------       ------
                                                                3,853        3,923
                                                               ------       ------
Less Accumulated Depreciation, Depletion and Amortization
  Proved properties*........................................    2,628        2,666
  Other.....................................................        4            3
                                                               ------       ------
                                                                2,632        2,669
                                                               ------       ------
Net Investment..............................................   $1,221       $1,254
                                                               ======       ======

------------------------------

* Includes $28 million for dismantlement, restoration and abandonment at December 31, 1998 and 1997.

     As a result of an impairment test related to the application of SFAS No. 121, the Partnership reported a non-cash write-down of assets of $75 million in 1998. The Partnership deemed that certain of its oil and gas fields, primarily offshore, were impaired because the assets were no longer expected to recover their net book value through future estimated cash flows. The lower estimated cash flows result primarily from continued weakness in oil and gas prices. In addition, minor downward reserve revisions were deemed necessary for certain oil and gas fields. The prices used in performing the impairment analysis of future cash flows are the Partnership's investment guideline prices, developed internally giving consideration to currently available price forecasts for 1999 of $13.00 to $17.50 per barrel and $1.80 to $2.40 per mmbtu as published by various energy industry consultants and investment banks. The Partnership used crude oil prices of $14.50 per barrel in 1999 escalating to $18.50 per barrel in 2001 and increased by $.50 per barrel annually thereafter and natural gas prices of $2.10 per mmbtu in 1999 escalating to $2.20 per mmbtu in 2000 and increased by $.05 per mmbtu annually thereafter. A discount rate of 10% based on the Partnership's approximate weighted-average cost of capital was used. The Partnership used proven reserves and probable reserves when justified by actual drilling results and planned additional drilling. The impairment loss is included in "Depreciation, depletion and amortization" in the Consolidated Statements of Income. The impairment represents about 6% of the Partnership's oil and gas assets.

7)  ACCRUED LIABILITIES

     At December 31, the Partnership's accrued liabilities were comprised of the following:

                                                              1998    1997
                                                              ----    ----
                                                              (MILLIONS OF
                                                                DOLLARS)
Drilling and operating costs................................  $46     $62
Taxes payable...............................................    4      13
Other.......................................................   --       9
                                                              ---     ---
                                                              $50     $84
                                                              ===     ===

                           SUN ENERGY PARTNERS, L.P.

8)  LONG-TERM DEBT

     At December 31, the Partnership's long-term debt consisted of the following:

                                                              1998    1997
                                                              ----    ----
                                                              (MILLIONS OF
                                                                DOLLARS)
9.75% note payable to affiliate, due 1999-2001, payable in
  quarterly installments....................................  $38     $51
Capitalized lease obligations due 1999......................    1       1
                                                              ---     ---
                                                               39      52
Less: Current portion of note payable to affiliate..........   14      13
      Current portion of capitalized lease obligations......    1       1
                                                              ---     ---
                                                              $24     $38
                                                              ===     ===

     Repayment obligations under the Partnership's long-term debt due affiliate are $14 million, $16 million, and $8 million in 1999, 2000 and 2001.

9)  COMMITMENTS AND CONTINGENT LIABILITIES

     The Partnership has operating leases for office space and other property and equipment. Total rental expense for such leases for the years 1998, 1997 and 1996 was $13 million, $12 million and $15 million. Under contracts existing as of December 31, 1998, future minimum annual rentals applicable to noncancellable operating leases that have initial or remaining lease terms in excess of 1 year were as follows (in millions of dollars):

Year Ending December 31:
  1999......................................................  $ 3
  2000......................................................    2
  2001......................................................    2
  2002......................................................    1
                                                              ---
     Total minimum payments required........................  $ 8
                                                              ===

     Several legal and administrative proceedings are pending against the Partnership. Although the ultimate outcome of these proceedings cannot be ascertained at this time, and it is reasonably possible that some of them could be resolved unfavorably to the Partnership, management of the Company believes that any liabilities which may arise would not be material to the Partnership's financial position, results of operations or liquidity.

                           SUN ENERGY PARTNERS, L.P.

10)  PARTNERS' CAPITAL

                                                     LIMITED PARTNERS                        GENERAL PARTNER
                                  -------------------------------------------------------   -----------------
                                                       ORYX ENERGY                             ORYX ENERGY
                                      PUBLIC             COMPANY              TOTAL              COMPANY              TOTAL
                                  ---------------   -----------------   -----------------   -----------------   -----------------
                                  UNITS   DOLLARS    UNITS    DOLLARS    UNITS    DOLLARS    UNITS    DOLLARS    UNITS    DOLLARS
                                  -----   -------   -------   -------   -------   -------   -------   -------   -------   -------
                                                             (DOLLARS IN MILLIONS, UNITS IN THOUSANDS)
December 31, 1995...............  7,543     $14     121,628    $243     129,171    $257     292,000    $582     421,171   $  839
  Cash distributions............    --       (1)         --     (20)         --     (21)         --     (46)         --      (67)
  Net income....................    --        5          --      72          --      77          --     171          --      248
                                  -----     ---     -------    ----     -------    ----     -------    ----     -------   ------
December 31, 1996...............  7,543      18     121,628     295     129,171     313     292,000     707     421,171    1,020
  Cash distributions............    --       (2)         --     (30)         --     (32)         --     (73)         --     (105)
  Net income....................    --        4          --      69          --      73          --     166          --      239
                                  -----     ---     -------    ----     -------    ----     -------    ----     -------   ------
December 31, 1997...............  7,543      20     121,628     334     129,171     354     292,000     800     421,171    1,154
  Cash distributions............    --       --          --      (2)         --      (2)         --      (6)         --       (8)
  Net loss......................    --       (1)         --     (13)         --     (14)         --     (30)         --      (44)
                                  -----     ---     -------    ----     -------    ----     -------    ----     -------   ------
December 31, 1998...............  7,543     $19     121,628    $319     129,171    $338     292,000    $764     421,171   $1,102
                                  =====     ===     =======    ====     =======    ====     =======    ====     =======   ======

11)  CASH DISTRIBUTIONS

     Distributable cash is defined as revenues (including interest income) less operating costs; seismic, geological and geophysical costs (including related costs); payments of principal of and interest on debt; general and administrative expenses including reimbursements to the Company as managing general partner; capital expenditures (net of proceeds from divestments); and cash exploration costs. No deduction is made for depreciation, depletion and amortization.

     Sun Energy Partners' quarterly cash distributions per unit for the years 1998, 1997 and 1996 were as follows:

                                                              1998    1997    1996
                                                              ----    ----    ----
First Quarter...............................................  $.02    $.15    $.02
Second Quarter..............................................    --     .08     .07
Third Quarter...............................................    --     .02     .06
Fourth Quarter..............................................    --      --     .01
                                                              ----    ----    ----
     Total..................................................  $.02    $.25    $.16
                                                              ====    ====    ====

12)  DEFERRED CREDITS AND OTHER LIABILITIES

     At December 31, the Partnership's deferred credits and other liabilities were comprised of the following:

                                                              1998    1997
                                                              ----    ----
                                                              (MILLIONS OF
                                                                DOLLARS)
Accrued environmental cleanup costs.........................  $14     $15
Other.......................................................   23      34
                                                              ---     ---
                                                              $37     $49
                                                              ===     ===

     Environmental cleanup costs have been accrued in response to the identification of several sites that require cleanup based on environmental pollution, some of which have been designated as superfund sites by the Environmental Protection Agency (EPA). The Partnership has been named as a Potentially

                           SUN ENERGY PARTNERS, L.P.

12)  DEFERRED CREDITS AND OTHER LIABILITIES (CONTINUED)
Responsible Party (PRP) at four sites pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended. At two of these sites, the Partnership has been named as a de minimis party and therefore expects its liability to be small. At a third site, the Partnership is reviewing its options and anticipates that it will participate in steering committee activities with the EPA. At the fourth and largest site, the Operating Industries, Inc. site in California, the Partnership has participated in a steering committee consisting of 139 companies. The steering committee and other PRPs previously entered into two partial consent decrees with the EPA providing for remedial actions which have been or are to be completed. The steering committee has successfully negotiated a third partial consent decree which provides for the following remedial actions: a clay cover, methane capturing wells and leachate destruction facilities. The remaining work at the site involves groundwater evaluation and long-term operation and maintenance. The Partnership is a member of the group that is responsible for carrying out the first phase of the work, which is expected to take 5 to 8 years. Completion of all phases is estimated to take up to 30 years. The maximum liability of the group, which is joint and several for each member of the group, is expected to range from approximately $450 million to $600 million, of which the Partnership's share is expected to be approximately $10 million. Cleanup costs are payable over the period that the work is completed.

     Based on the facts outlined above and the Partnership's ongoing analyses of the actions where it has been identified as a PRP, the Partnership believes that it has accrued sufficient reserves to absorb the ultimate cost of such actions and that such costs therefore will not have a material impact on the Partnership's liquidity, capital resources or financial condition. While liability at superfund sites is typically joint and several, the Partnership has no reason to believe that defaults by other PRPs will result in liability of the Partnership materially larger than expected.

     In October 1996, Statement of Position (SOP) 96-1, "Environmental Remediation Liabilities," was issued. It required companies to recognize the costs of environmental remediation on an accrual basis. The Partnership has and continues to recognize the costs required by the SOP, therefore, adoption in 1997 had no material impact on its financial position or results of operations.

13)  GEOGRAPHIC SEGMENT INFORMATION

     Sales of oil to the Partnership's top purchaser in 1998, 1997 and 1996 totaled approximately 16, 18 and 8 percent of oil revenue. Sales of gas to the Partnership's top purchaser in 1998, 1997 and 1996 totaled approximately 50, 52 and 51 percent of gas revenue. The Partnership believes that the loss of any major purchaser would not have a material adverse effect on the Partnership's business.

                           SUN ENERGY PARTNERS, L.P.

13)  GEOGRAPHIC SEGMENT INFORMATION (CONTINUED)
     Financial information by segment, as utilized by management of the Company for making operating decisions, for the years ended December 31, 1998, 1997 and 1996 is summarized as follows:

                                                           ONSHORE    OFFSHORE    TOTAL
                                                           -------    --------    ------
                                                               (MILLIONS OF DOLLARS)
December 31, 1998
  Revenues
     Oil and gas.........................................   $283       $ 218      $  501
     Gain on sale of assets..............................     21          --          21
     Other...............................................     (2)         --          (2)
                                                            ----       -----      ------
  Total Revenues.........................................    302         218         520
                                                            ----       -----      ------
  Operating Expenses
     Operating costs.....................................     69          57         126
     Production taxes....................................     26          --          26
     Exploration costs...................................     26          70          96
     Depreciation, depletion and amortization............     78         193         271
                                                            ----       -----      ------
  Total Operating Expenses...............................    199         320         519
                                                            ----       -----      ------
  Operating Profit (Loss)................................   $103       $(102)          1
                                                            ====       =====
     General and administrative expense..................                            (40)
     Interest, net.......................................                             (5)
                                                                                  ------
  Net Loss...............................................                         $  (44)
                                                                                  ======
  Capital Expenditures...................................   $ 70       $ 297*     $  367
                                                            ====       =====      ======
  Total Assets...........................................   $654       $ 720      $1,374
                                                            ====       =====      ======

------------------------------

* Includes capitalized interest of $12 million.

                           SUN ENERGY PARTNERS, L.P.

13)  GEOGRAPHIC SEGMENT INFORMATION (CONTINUED)

                                                           ONSHORE    OFFSHORE    TOTAL
                                                           -------    --------    ------
                                                               (MILLIONS OF DOLLARS)
December 31, 1997
  Revenues
     Oil and gas.........................................   $440       $ 298      $  738
     Loss on sale of assets..............................     (5)         --          (5)
     Other...............................................     (9)         --          (9)
                                                            ----       -----      ------
  Total Revenues.........................................    426         298         724
                                                            ----       -----      ------
  Operating Expenses
     Operating costs.....................................     79          59         138
     Production taxes....................................     39          --          39
     Exploration costs...................................     13          48          61
     Depreciation, depletion and amortization............     90         120         210
                                                            ----       -----      ------
  Total Operating Expenses...............................    221         227         448
                                                            ----       -----      ------
  Operating Profit.......................................   $205       $  71         276
                                                            ====       =====
     General and administrative expense..................                            (41)
     Interest, net.......................................                              4
                                                                                  ------
  Net Income.............................................                         $  239
                                                                                  ======
  Capital Expenditures...................................   $126       $ 284*     $  410
                                                            ====       =====      ======
  Total Assets...........................................   $788       $ 680      $1,468
                                                            ====       =====      ======

------------------------------

* Includes capitalized interest of $15 million.

                           SUN ENERGY PARTNERS, L.P.

13)  GEOGRAPHIC SEGMENT INFORMATION (CONTINUED)

                                                           ONSHORE    OFFSHORE    TOTAL
                                                           -------    --------    ------
                                                               (MILLIONS OF DOLLARS)
December 31, 1996
  Revenues
     Oil and gas.........................................   $440       $ 260      $  700
     Loss on sale of assets..............................     (2)         --          (2)
     Other...............................................    (16)         --         (16)
                                                            ----       -----      ------
  Total Revenues.........................................    422         260         682
                                                            ----       -----      ------
  Operating Expenses
     Operating costs.....................................     82          57         139
     Production taxes....................................     38          --          38
     Exploration costs...................................      9          33          42
     Depreciation, depletion and amortization............     99          78         177
                                                            ----       -----      ------
  Total Operating Expenses...............................    228         168         396
                                                            ----       -----      ------
  Operating Profit.......................................   $194       $  92         286
                                                            ====       =====
     General and administrative expense..................                            (41)
     Interest, net.......................................                              3
                                                                                  ------
  Net Income.............................................                         $  248
                                                                                  ======
  Capital Expenditures...................................   $ 86       $ 228*     $  314
                                                            ====       =====      ======
  Total Assets...........................................   $792       $ 507      $1,299
                                                            ====       =====      ======

------------------------------

* Includes capitalized interest of $16 million.

14)  SUBSEQUENT EVENTS

     Effective February 26, 1999, Oryx merged into Kerr-McGee.

     On March 9, 1999, Kerr-McGee, as managing general partner, announced that its Board of Directors had approved a plan to merge Sun Energy Partners with Kerr-McGee Energy (an indirect wholly-owned subsidiary of Kerr-McGee). As part of the transaction, each of the publicly held limited partnership units will be converted solely into the right to receive $4.52 in cash, and as a result, Kerr-McGee will own 100% of Sun Energy Partners. The transaction is subject to the expiration of the Hart-Scott-Rodino waiting period and other customary closing conditions and regulatory approvals, and is expected to be completed by the end of the third quarter, 1999.

                           SUN ENERGY PARTNERS, L.P.

                            SUPPLEMENTARY FINANCIAL
                     AND OPERATING INFORMATION (UNAUDITED)

OIL AND GAS DATA

     CAPITALIZED COSTS

                                                                   DECEMBER 31
                                                              ----------------------
                                                                1998         1997
                                                              ---------    ---------
                                                              (MILLIONS OF DOLLARS)
Onshore:
  Proved properties.........................................   $1,881       $2,218
  Unproved properties.......................................        2            4
                                                               ------       ------
  Total capitalized costs...................................    1,883        2,222
  Less accumulated depreciation, depletion and
     amortization...........................................    1,450        1,680
                                                               ------       ------
  Net capitalized costs.....................................   $  433       $  542
                                                               ======       ======
Offshore:
  Proved properties.........................................   $1,835       $1,622
  Unproved properties.......................................      124           71
                                                               ------       ------
  Total capitalized costs...................................    1,959        1,693
  Less accumulated depreciation, depletion and
     amortization...........................................    1,178          986
                                                               ------       ------
  Net capitalized costs.....................................   $  781       $  707
                                                               ======       ======

     COSTS INCURRED IN OIL AND GAS PRODUCING ACTIVITIES

                                                              1998     1997     1996
                                                              -----    -----    -----
                                                               (MILLIONS OF DOLLARS)
Onshore:
  Property acquisition costs:
     Proved.................................................  $ --     $  9     $  6
     Unproved...............................................    --        2       --
  Exploration costs.........................................    23       13       12
  Development costs.........................................    68      111       76
                                                              ----     ----     ----
                                                              $ 91     $135     $ 94
                                                              ====     ====     ====
Offshore:
  Property acquisition costs:
     Proved.................................................  $  2     $ --     $ --
     Unproved...............................................    62       30       24
  Exploration costs.........................................    70       77       33
  Development costs*........................................   173      185      166
                                                              ----     ----     ----
                                                              $307     $292     $223
                                                              ====     ====     ====

---------------
* Excludes capitalized interest of $12 million, $15 million and $16 million for 1998, 1997 and 1996.

     EXPLORATION COSTS

                                                              1998     1997     1996
                                                              -----    -----    -----
                                                               (MILLIONS OF DOLLARS)
Onshore
  Dry hole costs............................................   $ 6      $--      $--
  Leasehold impairment......................................     7        4        1
  Geological and geophysical................................    12       10        9
                                                               ---      ---      ---
                                                               $25      $14      $10
                                                               ===      ===      ===
Offshore
  Dry hole costs............................................   $39      $23      $18
  Geological and geophysical................................    29       21       13
  Other.....................................................     3        3        1
                                                               ---      ---      ---
                                                               $71      $47      $32
                                                               ===      ===      ===

     ESTIMATED NET QUANTITIES OF PROVED OIL AND GAS RESERVES

     Proved reserve quantities were based on estimates prepared by Company engineers in accordance with guidelines established by the Securities and Exchange Commission and were reviewed by Gaffney, Cline & Associates, Inc., independent petroleum engineers. The Partnership considers such estimates to be reasonable; however, due to inherent uncertainties and the limited nature of reservoir data, estimates of underground reserves are imprecise and subject to change over time as additional information becomes available.

     There has been no favorable or adverse event that has caused a significant change in estimated proved reserves since December 31, 1998. The Partnership has no long-term supply agreements or contracts with governments or authorities in which it acts as producer nor does it have any interest in oil and gas operations accounted for by the equity method. All reserves are located onshore and offshore within the United States.

                                       CRUDE OIL AND CONDENSATE          NATURAL GAS LIQUIDS                 NATURAL GAS*
                                        (MILLIONS OF BARRELS)           (MILLIONS OF BARRELS)          (BILLIONS OF CUBIC FEET)
                                     ----------------------------    ----------------------------    ----------------------------
                                     ONSHORE    OFFSHORE    TOTAL    ONSHORE    OFFSHORE    TOTAL    ONSHORE    OFFSHORE    TOTAL
                                     -------    --------    -----    -------    --------    -----    -------    --------    -----
PROVED RESERVES
BALANCE AT DECEMBER 31, 1995.......    120         66        186       15           3        18        813        472       1,285
Revisions of previous estimates....      5          4          9        3          (1)        2        (10)       (12)        (22)
Improved recovery..................      1         --          1       --          --        --         --         --          --
Purchases of minerals in place.....      3         --          3       --          --        --          8         --           8
Sales of minerals in place.........     (3)        --         (3)      --          --        --        (26)        (6)        (32)
Extensions and discoveries.........      2          3          5        2          --         2         56         45         101
Production.........................    (10)        (6)       (16)      (2)         --        (2)      (110)       (68)       (178)
                                       ---         --        ---       --          --        --       ----        ---       -----
BALANCE AT DECEMBER 31, 1996.......    118         67        185       18           2        20        731        431       1,162
Revisions of previous estimates....      2          2          4        2          --         2         14        (23)         (9)
Improved recovery..................      3         --          3        1          --         1          8          3          11
Purchases of minerals in place.....      4         --          4        1          --         1         16          3          19
Sales of minerals in place.........     --         --         --       --          --        --         (3)        --          (3)
Extensions and discoveries.........      1         19         20        1          --         1         37        153         190
Production.........................    (10)        (7)       (17)      (3)         --        (3)      (106)       (71)       (177)
                                       ---         --        ---       --          --        --       ----        ---       -----
BALANCE AT DECEMBER 31, 1997.......    118         81        199       20           2        22        697        496       1,193
Revisions of previous estimates....      1          5          6        1          (1)       --         32        (37)         (5)
Improved recovery..................     --         --         --       --          --        --         --         --          --
Purchases of minerals in place.....     --         --         --       --          --        --         --          4           4
Sales of minerals in place.........    (12)        --        (12)      --          --        --        (80)        --         (80)
Extensions and discoveries.........     --         12         12        1          --         1         28         79         107
Production.........................     (9)        (7)       (16)      (3)         --        (3)       (78)       (57)       (135)
                                       ---         --        ---       --          --        --       ----        ---       -----
BALANCE AT DECEMBER 31, 1998.......     98         91        189       19           1        20        599        485       1,084
                                       ===         ==        ===       ==          ==        ==       ====        ===       =====
Proved Developed Reserves At:
  December 31, 1995................     99         16        115       13          --        13        638        234         872
  December 31, 1996................    101         16        117       14          --        14        603        205         808
  December 31, 1997................    101         20        121       16          --        16        575        174         749
  December 31, 1998................     85         21        106       15          --        15        491        144         635

------------------------------
* Natural gas reserve volumes include liquefiable hydrocarbons approximating 5 percent of total gas reserves which are recoverable downstream. Such recoverable liquids also have been included in natural gas liquids reserve volumes.

STANDARDIZED MEASURE

     The standardized measure of discounted future net cash flows from estimated production of proved oil and gas reserves is presented in accordance with the provisions of Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities" (SFAS No. 69). In computing this data, assumptions other than those mandated by SFAS No. 69 could produce substantially different results. The Partnership cautions against viewing this information as a forecast of future economic conditions or revenues.

     The standardized measure has been prepared assuming year-end selling prices adjusted for future fixed and determinable contractual price changes, year-end development and production costs and a 10 percent annual discount rate. No future income tax expense has been provided for the Partnership since it incurs no income tax liability. (See Summary of Significant Accounting
Policies -- Income Taxes in Note 1 to the Consolidated Financial Statements.) The year-end realized prices were $8.86 and $17.16 per barrel of oil and $1.82 and $2.29 per mcf of gas for 1998 and 1997.

                                                         ONSHORE    OFFSHORE     TOTAL
                                                         -------    --------    -------
                                                             (MILLIONS OF DOLLARS)
1998
Future cash inflows....................................  $ 2,112     $1,741     $ 3,853
Future production and development costs................     (951)      (787)     (1,738)
                                                         -------     ------     -------
Future net cash flows..................................    1,161        954       2,115
Discount at 10 percent.................................     (484)      (353)       (837)
                                                         -------     ------     -------
Standardized measure...................................  $   677     $  601     $ 1,278
                                                         =======     ======     =======
1997
Future cash inflows....................................  $ 3,870     $2,663     $ 6,533
Future production and development costs................   (1,508)      (999)     (2,507)
                                                         -------     ------     -------
Future net cash flows..................................    2,362      1,664       4,026
Discount at 10 percent.................................   (1,001)      (549)     (1,550)
                                                         -------     ------     -------
Standardized measure...................................  $ 1,361     $1,115     $ 2,476
                                                         =======     ======     =======

     SUMMARY OF CHANGES IN THE STANDARDIZED MEASURE

                                                          1998       1997       1996
                                                         -------    -------    ------
                                                            (MILLIONS OF DOLLARS)
Balance, beginning of year.............................  $ 2,476    $ 4,183    $2,341
Increase (decrease) in discounted future net cash
  flows:
  Sales of oil and gas production, net of related
     costs.............................................     (349)      (561)     (523)
  Revisions to estimates of proved reserves:
     Prices net of production taxes....................   (1,195)    (2,023)    1,724
     Development costs.................................     (225)      (167)       (9)
     Production costs..................................      208         (1)      (31)
     Quantities........................................       22         25        59
     Other.............................................     (190)       (52)     (213)
  Extensions, discoveries and improved recovery, less
     related costs.....................................      142        353       336
  Development costs incurred during the period.........      241        296       242
  Purchases of reserves in place.......................        3         26        38
  Sales of reserves in place...........................      (95)        (1)       (8)
  Accretion of discount................................      240        398       227
                                                         -------    -------    ------
Balance, end of year...................................  $ 1,278    $ 2,476    $4,183
                                                         =======    =======    ======

QUARTERLY FINANCIAL INFORMATION

                                                                     QUARTER ENDED
                                                    -----------------------------------------------
                                                    MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31
                                                    --------   -------   ------------   -----------
                                                    (MILLIONS OF DOLLARS, EXCEPT PER UNIT AMOUNTS)
Revenue:
  1998............................................    $146      $138         $116          $ 123
                                                      ====      ====         ====          =====
  1997............................................    $200      $169         $169          $ 190
                                                      ====      ====         ====          =====
Gross profit:*
  1998............................................    $  3      $ 28         $ 16          $ (65)
                                                      ====      ====         ====          =====
  1997............................................    $ 98      $ 58         $ 69          $  67
                                                      ====      ====         ====          =====
Net income (loss):
  1998............................................    $ --      $ 28         $  3          $ (75)
                                                      ====      ====         ====          =====
  1997............................................    $ 83      $ 48         $ 51          $  57
                                                      ====      ====         ====          =====
Net income (loss)per unit:
  1998............................................    $ --      $.07         $.01          $(.18)
                                                      ====      ====         ====          =====
  1997............................................    $.20      $.11         $.12          $ .14
                                                      ====      ====         ====          =====

------------------------------

* Gross profit equals oil and gas revenues plus gas plant margins less production cost, exploration cost and depreciation, depletion and amortization.

QUARTERLY OPERATING INFORMATION

                                                                 QUARTER ENDED
                                            --------------------------------------------------------
                                            MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31    YEAR
                                            --------   -------   ------------   -----------   ------
Crude oil and condensate:
  Net production (thousand barrels daily):
     1998.................................       48        45           41            43          44
     1997.................................       41        45           49            49          46
  Average price (per barrel):
     1998.................................   $15.05    $13.47       $13.12        $12.51      $13.58
     1997.................................   $21.19    $18.20       $17.81        $18.21      $18.75
Natural gas:
  Net production (million cubic feet
     daily):
     1998.................................      378       381          366           361         371
     1997.................................      507       500          470           462         485
  Average price (per thousand cubic feet):
     1998.................................   $ 2.16    $ 2.11       $ 2.00        $ 2.11      $ 2.10
     1997.................................   $ 2.77    $ 2.05       $ 2.22        $ 2.55      $ 2.40

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
        ON ACCOUNTING AND FINANCIAL DISCLOSURE

     None.

                                    PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

     The Partnership has no employees. The Company, as the managing general partner of the Partnership, has the responsibility for the Partnership's conduct of operations. Set forth below is information as of March 1, 1999 concerning the 14 directors of the Company and the 13 executive officers of the Company (3 of which are also directors). All elected executive officers of the Company are elected annually by the Board of Directors of the Company. The directors are divided into 3 classes with approximately one-third of the directors constituting the Board being elected each year to serve a three-year term. Class I directors (whose term expires in 2002) are Mr. McDaniel, Mr. Murphy, Mr. Simmons and Mr. White-Thomson. Class II directors (whose term expires in 2000) are Dr. Earle, Dr. Jischke, Mr. Keiser, Mr. Richie and Mr. Rompala. Class III directors (whose term expires in 2001) are Mr. Bradford, Mr. Corbett, Mr. Genever-Watling, Mr. Morris and Ms. Walters.

                NAME, AGE AND                               BUSINESS EXPERIENCE DURING
          POSITION WITH THE COMPANY                               PAST FIVE YEARS
          -------------------------                         --------------------------
William E. Bradford, 64......................  Chairman, Halliburton Company, a provider of energy
  Director                                       and energy services from 1998; Chairman and Chief
                                                 Executive Officer of Dresser Industries, Inc., now
                                                 merged with Halliburton Company, from 1996 to 1998;
                                                 President and Chief Operating Officer of Dresser
                                                 Industries, Inc. from 1992 to 1995.
George D. Christiansen, 54...................  Vice President since March 1998; Vice President,
  Vice President, Safety and Environmental       Environmental Assessment and Remediation from
                                                 January 1996 to March 1998; Vice President,
                                                 Minerals Exploration, Hydrology and Real Estate,
                                                 Safety and Environmental Affairs Division from 1994
                                                 to 1996; Vice President, Exploration, Minerals
                                                 Exploration Division from 1980 to 1994.
Luke R. Corbett, 52..........................  Chief Executive Officer of Kerr-McGee since February
  Chief Executive Officer and Director           27, 1999; Chairman of the Board and Chief Executive
                                                 Officer from 1997 to February 26, 1999; President
                                                 and Chief Operating Officer from 1995 through
                                                 January 1997; Group Vice President from 1992 to
                                                 1995.
Kenneth W. Crouch, 55........................  Senior Vice President of Kerr-McGee since 1996;
  Senior Vice President                          Senior Vice President, Exploration, Kerr-McGee Oil
                                                 & Gas Corporation since 1996; Senior Vice
                                                 President, North America and International
                                                 Exploration, Exploration and Production Division
                                                 from 1995 to 1996; Vice President and Managing
                                                 Director of Exploration for North Sea Operation,
                                                 Exploration and Production Division from 1993 to
                                                 1995.

                NAME, AGE AND                               BUSINESS EXPERIENCE DURING
          POSITION WITH THE COMPANY                               PAST FIVE YEARS
          -------------------------                         --------------------------
Sylvia A. Earle, 63..........................  Chair, Deep Ocean Exploration and Research, Inc.,
  Director                                       since 1992; Explorer-in-Residence for the National
                                                 Geographic Society since 1998; Chair of the Sea
                                                 Change Trust, a non-profit scientific research
                                                 organization from 1993 to 1995; Advisor to the
                                                 Administrator from 1992 to 1993; and Chief
                                                 Scientist of the National Oceanic and Atmospheric
                                                 Administration from 1990 to 1992.
David C. Genever-Watling, 53.................  Managing Director, SMG Management L.L.C., an
  Director                                       investment firm, since 1997; President and Chief
                                                 Executive Officer of General Electric Industrial
                                                 and Power Systems from 1992 to 1995.
Julius C. Hilburn, 48........................  Vice President, Human Resources since 1996; Manager,
  Vice President, Human Resources                Benefits Administration from 1992 to 1996.
Russell G. Horner, Jr., 59...................  Senior Vice President and Corporate Secretary of
  Senior Vice President, General Counsel and     Kerr-McGee since 1997; General Counsel since 1986;
  Corporate Secretary                            Vice President form 1986 to 1997.
Martin C. Jischke, 57........................  President of Iowa State University since 1991.
  Director
Robert L. Keiser, 56.........................  Chairman of the Board of Kerr-McGee Corporation since
  Chairman of the Board                          February 27, 1999; Chairman of the Board and Chief
                                                 Executive Officer of Oryx Energy Company from 1994
                                                 to February 26, 1999.
Deborah A. Kitchens, 42......................  Vice President and Controller since 1996; Controller,
  Vice President and Controller                  Exploration and Production Division from 1992 to
                                                 1996.
John C. Linehan, 59..........................  Executive Vice President of Kerr-McGee since 1997;
  Executive Vice President and Chief             Chief Financial Officer since 1987; Senior Vice
  Financial Officer                              President from 1987 to 1997.
Tom J. McDaniel, 60..........................  Vice Chairman of the Board of Kerr-McGee since
  Vice Chairman and Director                     February 1997; Senior Vice President and Corporate
                                                 Secretary from 1989 through January 1997.
William C. Morris, 60........................  Chairman of the Board of J. & W. Seligman & Co.,
  Director                                       Inc., an investment firm; Chairman of the Board of
                                                 Tri-Continental Corporation and Chairman of the
                                                 Boards of the companies in the Seligman family of
                                                 investment companies, all since December 1988.
                                                 Chairman of the Board of Carbo Ceramics, Inc. since
                                                 1987.

                NAME, AGE AND                               BUSINESS EXPERIENCE DURING
          POSITION WITH THE COMPANY                               PAST FIVE YEARS
          -------------------------                         --------------------------
John J. Murphy, 67...........................  Managing Director of SMG Management L.L.C., an
  Director                                       investment firm, since January 1997; Chairman of
                                                 the Board of Dresser Industries, Inc., hydrocarbon
                                                 energy products and services, from 1983 through
                                                 November 1996; Chief Executive Officer of Dresser
                                                 Industries, Inc. from 1983 to 1995.
John M. Rauh, 49.............................  Treasurer since 1996; Vice President since 1987;
  Vice President and Treasurer                   Controller From 1987 to 1996.
Leroy C. Richie, 57..........................  President, Intrepid World Communications since
  Director                                       September 1998; Vice President and General Counsel
                                                 for Automotive Legal Affairs, Chrysler Corporation,
                                                 1990 through December 1997.
Richard R. Rompala, 52.......................  Chairman of the Board, President and Chief Executive
  Director                                       Office of The Valspar Corporation, a manufacturer
                                                 of paints and related coatings, since February
                                                 1998; President and Chief Executive Officer from
                                                 1995 to January 1998; President in 1994; Group Vice
                                                 President of PPG Industries from 1987 to 1994.
Matthew R. Simmons, 55.......................  President of Simmons & Company International, a
  Director                                       specialized investment banking firm that serves the
                                                 worldwide energy service industry, since founding
                                                 the company in 1974.
Jean B. Wallace, 44..........................  Vice President, General Administration since 1996;
  Vice President, General Administration         Vice President, Human Resources from 1989 to 1996.
Farah M. Walters, 54.........................  President and Chief Executive Officer of University
  Director                                       Hospitals Health System of Cleveland, Ohio since
                                                 1992.
Michael G. Webb, 51..........................  Senior Vice President of Kerr-McGee since 1993;
  Senior Vice President                          Senior Vice President, Exploration, Exploration and
                                                 Production Division from 1993 to 1996.
Ian L. White-Thomson, 62.....................  Chairman of U.S. Borax, Inc.,a provider of borax and
  Director                                       borate products since 1996; President and Chief
                                                 Executive from 1996 to 1999; Chief Executive
                                                 Officer of Rio Tinto Borax Ltd. since 1995.
W. Peter Woodward, 50........................  Senior Vice President of Kerr-McGee since June 1997;
  Senior Vice President                          Senior Vice President of Kerr-McGee Chemical
                                                 Corporation since June 1997; Senior vice president,
                                                 Chemical Marketing of Kerr-McGee Chemical
                                                 Corporation from may 1996 through May 1997.
                                                 Director, Pigment Business Management of Kerr-McGee
                                                 Chemical Corporation from 1993 through April 1996.

ITEM 11. EXECUTIVE COMPENSATION

     The directors, officers and employees of the Company (the managing general partner) receive no direct compensation from the Partnership for their services to the Partnership. Such persons receive compensation from the Company, a substantial portion of which is generally reimbursed to the Company by the Partnership as costs allocable to it. (See Note 3 to the Consolidated Financial Statements.)

     The Partnership reimburses the Company for all direct costs and indirect costs associated with the Partnership's activities. For the year 1998, the Company received $57 million as reimbursement of costs allocable to the Partnership. Such amounts included salaries of employees and allocations of certain executive and administrative expenses. The aggregate amount reimbursed by the Partnership to the Company in 1998 for the salaries of the Chief Executive Officer of the Partnership and each of the four most highly compensated executive officers of the Partnership other than the Chief Executive Officer was approximately $1 million. (See Note 3 to the Consolidated Financial Statements.)

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table provides certain information regarding beneficial ownership of the limited partnership units of Sun Energy Partners, L.P. as of March 1, 1999.

                       UNITS OF SUN ENERGY PARTNERS, L.P.

                                                               NUMBER OF    PERCENT OF
                      BENEFICIAL OWNER                           UNITS        CLASS
                      ----------------                        -----------   ----------
Kerr-McGee Corporation
  123 Robert S. Kerr Avenue
  Oklahoma City, OK 73102...................................  413,627,359     98.2*
All Directors and Executive Officers of Managing General
  Partner (Kerr-McGee Corporation) as a Group (24)..........           --        --

------------------------------

* Assumes that Kerr-McGee Corporation's 292,000,000 general partnership units are converted into limited partnership units of Sun Energy Partners, L.P.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In its capacity as managing general partner of the Partnership, the Company controls the Partnership and its operations and has served as a lender and borrower of funds for the Partnership. Following is a table which summarizes lending activities between the Partnership and the Company during the year ended December 31, 1998:

                                              BALANCE DUE                                  BALANCE DUE
                                                 FROM                                         FROM
                                              PARTNERSHIP                                  PARTNERSHIP
                                           DECEMBER 31, 1997   ADDITIONS   REPAYMENTS   DECEMBER 31, 1998
                                           -----------------   ---------   ----------   -----------------
                                                               (MILLIONS OF DOLLARS)
Variable Rate Advances to Oryx Energy
  Company................................        $(49)          $(186)        $147            $(88)
                                                 =====          ======        ====            =====
9.75% Note Payable to Oryx Energy
  Company................................        $(51)          $   --        $ 13            $(38)
                                                 =====          ======        ====            =====

     During 1998, no amounts were owed to the Partnership by the Company for variable rate advances. The largest balance owed to the Company by the Partnership during 1998 resulting from advances from Oryx Energy Company and amounts due under the 9.75% Note Payable was $259 million. Certain information required by this section is included in Notes to the Consolidated Financial Statements. See Notes 1, 3 and 8 included elsewhere in this Form 10-K.

                                    PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

     (a) The following Documents are filed as a part of this report:

          1. Financial Statements:

     See Index to Financial Statements, Supplementary Financial and Operating Information on page 13.

          2. Exhibits:

   2         -- Agreement and Plan of Merger, dated as of March 9, 1999, between Sun Energy Partners, L.P. and Kerr-McGee Energy
                  Corporation
   3(a)      -- Second Amended and Restated Agreement of Limited
                  Partnership of Sun Energy Partners, L.P., dated
                  December 10, 1985 (incorporated by reference to Exhibit
                  3(a) of the Form SE filed March 20, 1986)
   3(a)(i)   -- Amendment No. 1, dated March 9, 1999, to the Second
                  Amended and Restated Agreement of Limited Partnership
                  of Sun Energy Partners, L.P.
   3(b)      -- Certificate of Limited Partnership of Sun Energy
                  Partners, L.P., dated October 1, 1985 (incorporated by
                  reference to Exhibit 3(b) of the Partnership's Form
                  10-K for the one month ended December 31, 1985)
   3(b)(i)   -- Certificate of Amendment, dated March 9, 1999, to the
                  Certificate of Limited Partnership of Sun Energy
                  Partners, L.P.
   4(a)      -- Deposit Agreement, made as of December 3, 1985 among Sun
                  Energy Partners, L.P., Manufacturers Hanover Trust
                  Company, Sun Company, Inc., Oryx Energy Company and All
                  Limited Partners in Sun Energy Partners, L.P.
                  (incorporated by reference to Exhibit 4(a) of the Form
                  SE filed March 20, 1986)
   4(b)      -- Instruments defining the rights of security holders,
                  including indentures: The Partnership will provide
                  copies of the instruments relating to long-term debt to
                  the SEC upon request
  12         -- Computation of Consolidated Ratios of Earnings to Fixed
                  Charges
  21         -- Affiliated Operating Partnerships/Subsidiary Corporations
                  of Sun Energy Partners. L.P. (incorporated by reference
                  to Exhibit 22 of the Form SE filed March 18, 1988)
  24         -- Power of Attorney executed by certain officers and
                  directors of Kerr-McGee Corporation, managing general
                  partner of Sun Energy Partners, L.P.
  27         -- Financial Data Schedule
  99(a)      -- Agreement of Limited Partnership of Sun Operating Limited
                  Partnership dated November 18, 1985, as amended
                  (incorporated by reference to Exhibit 28(a) of the Form
                  SE filed March 20, 1986)
  99(b)      -- Certificate of Limited Partnership of Sun Operating
                  Limited Partnership dated November 19, 1985
                  (incorporated by reference to Exhibit 28(b) of the
                  Partnership's Form 10-K for the one month ended
                  December 31, 1985)
  99(c)      -- Sun Operating Limited Partnership 9.75% Promissory Note
                  (incorporated by reference to Exhibit 28(c) of the
                  Partnership's Annual Report on Form 10-K for the fiscal
                  year ended December 31, 1991, as amended by Amendment
                  No. 1 on Form 8 dated July 17, 1992, Commission File
                  No. 1-9033)
  99(d)      -- Letter Agreement Dated November 21, 1990, Between Oryx
                  Energy Company and Atlantic Richfield Company
                  (incorporated by reference to Exhibit 28(a) of the
                  Partnership's Current Report on Form 8-K dated January
                  31, 1991, Commission File No. 1-9033)
  99(e)      -- Amendment Dated November 28, 1990 to Letter Agreement
                  Dated November 21, 1990, Between Oryx Energy Company
                  and Atlantic Richfield Company (incorporated by
                  reference to Exhibit 28(b) of the Partnership's Current
                  Report on Form 8-K dated January 31, 1991, Commission
                  File No. 1-9033)

     (b) Reports on Form 8-K:

     The Partnership did not file any reports on Form 8-K during the quarter ended December 31, 1998.

                                   SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 SUN ENERGY PARTNERS, L.P.

                                            By:      KERR-MCGEE CORPORATION
                                                  (Managing General Partner)

                                            By:     /s/ JOHN C. LINEHAN
                                              ----------------------------------
                                                       John C. Linehan
                                                 Executive Vice President and
                                                   Chief Financial Officer

Date: March 24, 1999

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by or on behalf of the following persons on behalf of the Registrant and in the capacities with Kerr-McGee Corporation, Managing General Partner, and on the date indicated:

                      SIGNATURE                                      TITLE                        DATE
                      ---------                                      -----                        ----

                WILLIAM E. BRADFORD*                   Director                              March 24, 1999
-----------------------------------------------------
                 William E. Bradford

                  LUKE R. CORBETT*                     Chief Executive Officer and           March 24, 1999
-----------------------------------------------------    Director (principal executive
                   Luke R. Corbett                       officer)

                  SYLVIA A. EARLE*                     Director                              March 24, 1999
-----------------------------------------------------
                   Sylvia A. Earle

              DAVID C. GENEVER-WATLING*                Director                              March 24, 1999
-----------------------------------------------------
              David C. Genever-Watling

                 MARTIN C. JISCHKE*                    Director                              March 24, 1999
-----------------------------------------------------
                  Martin C. Jischke

                  ROBERT L. KEISER*                    Chairman of the Board                 March 24, 1999
-----------------------------------------------------
                  Robert L. Keiser

                 /s/ JOHN C. LINEHAN                   Executive Vice President and Chief    March 24, 1999
-----------------------------------------------------    Financial Officer (principal
                   John C. Linehan                       financial officer)

                  TOM J. MCDANIEL*                     Vice Chairman and Director            March 24, 1999
-----------------------------------------------------
                   Tom J. McDaniel

                 WILLIAM C. MORRIS*                    Director                              March 24, 1999
-----------------------------------------------------
                  William C. Morris

                   JOHN J. MURPHY*                     Director                              March 24, 1999
-----------------------------------------------------
                   John J. Murphy

                  LEROY C. RICHIE*                     Director                              March 24, 1999
-----------------------------------------------------
                   Leroy C. Richie

                 RICHARD M. ROMPALA*                   Director                              March 24, 1999
-----------------------------------------------------
                 Richard M. Rompala

                      SIGNATURE                                      TITLE                        DATE
                      ---------                                      -----                        ----

                 MATTHEW R. SIMMONS*                   Director                              March 24, 1999
-----------------------------------------------------
                 Matthew R. Simmons

                  FARAH M. WALTERS*                    Director                              March 24, 1999
-----------------------------------------------------
                  Farah M. Walters

                IAN L. WHITE-THOMSON*                  Director                              March 24, 1999
-----------------------------------------------------
                Ian L. White-Thomson

*By: /s/ JOHN C. LINEHAN
-----------------------------------------------------
     John C. Linehan
     Attorney-in-Fact

------------------------------
* Original powers of attorney authorizing Luke R. Corbett, Tom J. McDaniel and John C. Linehan or any one of them, to sign this Form 10-K Annual Report on behalf of Sun Energy Partners, L.P., is being filed as an Exhibit to this Form 10-K.

                                   EXHIBIT 12
                           SUN ENERGY PARTNERS, L.P.

                 COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS
                        TO FIXED CHARGES -- UNAUDITED(A)
                             (MILLIONS OF DOLLARS)

                                                              YEAR ENDED DECEMBER 31
                                                              ----------------------
                                                               1998           1997
                                                              -------        -------
Ratio of Earnings to Fixed Charges:
     Fixed Charges:
          Consolidated interest cost and debt expense.......   $  20          $  15
          Interest allocable to rental expense(b)...........       2              2
                                                               -----          -----
                    Total...................................   $  22          $  17
                                                               =====          =====

     Earnings:
          Consolidated income (loss)........................   $ (44)         $ 239
          Fixed charges.....................................      22             17
          Interest capitalized..............................     (12)           (15)
          amortization of previously capitalized interest...       7              4
                                                               -----          -----
                    Total...................................   $ (27)         $ 245
                                                               =====          =====
Ratio of Earnings to Fixed Charges(c).......................                  14.41
                                                                              =====

---------------

(a) The consolidated financial statements of Sun Energy Partners, L.P. include the accounts of all subsidiaries (more than 50 percent owned and/or controlled).

(b) Represents one-third of total operating lease rental expense which is that portion deemed to be interest.

(c) Since earnings for the year ended December 31, 1998 were less than zero, the ratio of earnings to fixed charges for such period is not meaningful and, accordingly, has not been presented. Earnings for such period were inadequate to cover fixed charges by $49 million.

                                                                        PART III
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-Q

[X]   QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

                 FOR THE QUARTERLY PERIOD ENDED MARCH 31, 1999

                                       OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

        FOR THE TRANSITION PERIOD FROM                TO

                         COMMISSION FILE NUMBER 1-9033

                           SUN ENERGY PARTNERS, L.P.
             (Exact name of registrant as specified in its charter)

                  Delaware                                      75-2070723
       (State or other jurisdiction of                       (I.R.S. Employer
       incorporation or organization)                     Identification Number)

                123 Robert S. Kerr Ave., Oklahoma City, OK 73102
            (Address of principal executive offices)     (Zip code)

                                 (405) 270-1313
              (Registrant's telephone number, including area code)

                             ---------------------

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

                             ---------------------

     The total number of Partnership Units outstanding as of April 30, 1999 was 421,170,459.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           FORWARD-LOOKING STATEMENTS

     In the following report, Sun Energy Partners, L.P. has included certain statements (other than statements of historical fact) that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When used herein, the words "budget", "budgeted", "anticipate", "expects", "believes", "seeks", "goals", "intends" or "projects" and similar expressions are intended to identify forward-looking statements. It is important to note that Sun Energy Partners, L.P.'s actual results could differ materially from those projected by such forward-looking statements. Although Sun Energy Partners, L.P. believes the expectations reflected in such forward-looking statements are reasonable and such forward-looking statements are based upon the best data available at the time this report is filed with the Securities and Exchange Commission, no assurance can be given that such expectations will prove correct. Factors that could cause Sun Energy Partners, L.P.'s results to differ materially from the results discussed in such forward-looking statements include, but are not limited to, the following: production variances from expectations, volatility of oil and gas prices, the need to develop and replace its reserves, the substantial capital expenditures required to fund its operations, exploration uses, environmental risks, uncertainties about estimates of reserves, competition, government regulation and political actions, and the ability of Sun Energy Partners, L.P. to implement its business strategy. All such forward-looking statements in this document are expressly qualified in their entirety by the cautionary statements in this paragraph.

                                      III-2

                           SUN ENERGY PARTNERS, L.P.

                                     INDEX

                                                                        PAGE
                                                                        ----
                       PART I. FINANCIAL INFORMATION

Item 1.   Financial Statements

          Condensed Consolidated Statements of Income for the Three
          Months Ended March 31, 1999 and 1998........................    4

          Condensed Consolidated Balance Sheets at March 31, 1999 and
          December 31, 1998...........................................    5

          Condensed Consolidated Statements of Cash Flows for the
          Three Months Ended March 31, 1999 and 1998..................    6

          Notes to Condensed Consolidated Financial Statements........    7

          Report of Independent Accountants...........................    8

Item 2.   Management's Discussion and Analysis of Financial Condition
          and Results of Operations...................................    9
                         PART II. OTHER INFORMATION

Item 1.   Legal Proceedings...........................................   11

Item 6.   Exhibits and Reports on Form 8-K............................   11

SIGNATURE.............................................................   12

                                      III-3

                                     PART I

                             FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

                           SUN ENERGY PARTNERS, L.P.

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                 (MILLIONS OF DOLLARS, EXCEPT PER UNIT AMOUNTS)

                                                              FOR THE THREE MONTHS
                                                                 ENDED MARCH 31
                                                              ---------------------
                                                                1999        1998
                                                              ---------   ---------
                                                                   (UNAUDITED)
REVENUES
  Oil and gas...............................................  $    109    $    138
  Other.....................................................        (3)          8
                                                              --------    --------
                                                                   106         146
                                                              --------    --------
COSTS AND EXPENSES
  Operating costs...........................................        26          37
  Production taxes..........................................         4           8
  Exploration costs.........................................         9          41
  Depreciation, depletion and amortization..................        46          49
  General and administrative expense........................         6          11
  Interest and debt expense.................................         4           4
  Interest capitalized......................................        --          (4)
                                                              --------    --------
                                                                    95         146
                                                              --------    --------
Net Income..................................................  $     11    $     --
                                                              ========    ========
Net Income Per Unit.........................................  $    .03    $     --
                                                              ========    ========
Cash Distributions Paid Per Unit............................  $     --    $    .02
                                                              ========    ========
Weighted Average Number of Units Outstanding (in
  thousands)................................................   421,171     421,171
                                                              ========    ========

                            (See Accompanying Notes)

                                      III-4

                           SUN ENERGY PARTNERS, L.P.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                             (MILLIONS OF DOLLARS)

                                     ASSETS

                                                               MARCH 31     DECEMBER 31
                                                                 1999          1998
                                                              -----------   -----------
                                                              (UNAUDITED)
Current Assets
  Cash and short-term investments...........................    $    5        $    6
  Accounts receivable and other current assets..............        97            65
                                                                ------        ------
Total Current Assets........................................       102            71
Properties, Plants and Equipment (Note 2)...................     1,243         1,221
Investment in Affiliate.....................................        79            79
Other.......................................................         4             3
                                                                ------        ------
Total Assets................................................    $1,428        $1,374
                                                                ======        ======
                           LIABILITIES AND PARTNERS' CAPITAL
Current Liabilities
  Advances from affiliate...................................    $  149        $   88
  Accounts payable..........................................        51            58
  Accrued liabilities.......................................        51            50
  Current portion of long-term debt due affiliate...........        14            14
  Current portion of long-term debt.........................         1             1
                                                                ------        ------
Total Current Liabilities...................................       266           211
Long-Term Debt due Affiliate................................        20            24
Deferred Credits and Other Liabilities......................        30            37
Partners' Capital (Note 3)
  Limited partnership interests.............................       341           338
  General partnership interests.............................       771           764
                                                                ------        ------
Partners' Capital...........................................     1,112         1,102
                                                                ------        ------
Total Liabilities and Partners' Capital.....................    $1,428        $1,374
                                                                ======        ======

     The successful efforts method of accounting is followed.

                            (See Accompanying Notes)

                                      III-5

                           SUN ENERGY PARTNERS, L.P.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (MILLIONS OF DOLLARS)

                                                              FOR THE THREE
                                                              MONTHS ENDED
                                                                MARCH 31
                                                              -------------
                                                              1999    1998
                                                              ----    -----
                                                               (UNAUDITED)
CASH AND CASH EQUIVALENTS FROM OPERATING ACTIVITIES
Net income..................................................  $ 11    $  --
Adjustments to reconcile net income to net cash from
  operating activities:
  Depreciation, depletion and amortization..................    46       49
  Dry hole costs and leasehold impairment...................     1       26
  Loss (gain) on divestments................................     3       (5)
  Changes in working capital:
     Advances from affiliate................................    61       23
     Accounts receivable and other current assets...........   (34)      38
     Accounts payable and accrued liabilities...............    (6)      47
                                                              ----    -----
Net Cash Flow Provided From Operating Activities............    82      178
                                                              ----    -----
CASH AND CASH EQUIVALENTS FROM INVESTING ACTIVITIES
  Capital expenditures......................................   (67)    (155)
  Other.....................................................   (12)     (12)
                                                              ----    -----
Net Cash Flow Used In Investing Activities..................   (79)    (167)
                                                              ----    -----
CASH AND CASH EQUIVALENTS FROM FINANCING ACTIVITIES
  Repayments of long-term debt..............................    (4)      (3)
  Cash distributions paid to unit holders...................    --       (9)
                                                              ----    -----
Net Cash Flow Used In Financing Activities..................    (4)     (12)
                                                              ----    -----
CHANGES IN CASH AND CASH EQUIVALENTS........................    (1)      (1)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............     6        2
                                                              ----    -----
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................  $  5    $   1
                                                              ====    =====

                            (See Accompanying Notes)

                                      III-6

                           SUN ENERGY PARTNERS, L.P.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

     The accompanying condensed consolidated financial statements and related notes of Sun Energy Partners, L.P. and its subsidiaries (hereinafter, unless the context otherwise requires, being referred to as the Partnership) are presented in accordance with the requirements of Form 10-Q and do not include all disclosures normally required by generally accepted accounting principles or those normally made in annual reports on Form 10-K. In management's opinion, all adjustments necessary for a fair presentation of the results of operations for the periods shown have been made and are of a normal recurring nature. The results of operations of the Partnership for the three months ended March 31, 1999 are not necessarily indicative of the results for the full year 1999.

     The Partnership has adopted Statement of Financial Accounting Standards
(SFAS) No. 130, "Reporting Comprehensive Income." Comprehensive income and net income are identical for the periods ended March 31, 1999 and 1998.

2. PROPERTIES, PLANTS AND EQUIPMENT

                                                              MARCH 31    DECEMBER 31
                                                                1999          1998
                                                              ---------   ------------
                                                               (MILLIONS OF DOLLARS)
Gross property..............................................   $3,865        $3,853
Less accumulated depreciation, depletion and amortization...    2,622         2,632
                                                               ------        ------
Net property................................................   $1,243        $1,221
                                                               ======        ======

3. PARTNERS' CAPITAL

     At March 31, 1999, the ownership of the Partnership was comprised of a 69 percent general partnership interest and a 31 percent limited partnership interest. Prior to February 26, 1999, Oryx Energy Company (Oryx) controlled the Partnership and was its managing general partner. On that date, Kerr-McGee Corporation (Kerr-McGee) became managing general partner following its merger with Oryx, and Kerr-McGee now holds a 98.2 percent interest in the Partnership. A 1.8 percent limited partnership interest in the form of depositary units is held by the public. As of March 31, 1999, there were a total of 421.2 million units outstanding.

4. PLANNED MERGER

     On March 9, 1999, Kerr-McGee, as managing general partner, announced that its Board of Directors had approved a plan to merge Sun Energy Partners with Kerr-McGee Energy Corporation (an indirect wholly-owned subsidiary of Kerr-McGee). As part of the transaction, each of the publicly held limited partnership units will be converted solely into the right to receive $4.52 in cash, and as a result, Kerr-McGee will own 100% of Sun Energy Partners. The transaction is subject to customary closing conditions and regulatory approvals and is expected to be completed by the third quarter, 1999. Early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, was granted effective on April 7, 1999. Amendment No. 1 to the preliminary Information Statement on Schedule 14C was filed with the Securities Exchange Commission on May 3, 1999, pursuant to the Securities Exchange Act of 1934.

                                      III-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners of Sun Energy Partners, L.P. and the Board of Directors of Kerr-McGee Corporation:

     We have reviewed the accompanying condensed consolidated balance sheet of Sun Energy Partners, L.P. and its Subsidiaries as of March 31, 1999 and the related condensed consolidated statements of income and cash flows for the three months ended March 31, 1999 and 1998. These financial statements are the responsibility of Kerr-McGee Corporation's management.

     We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical review procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated financial statements for them to be in conformity with generally accepted accounting principles.

     We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet as of December 31, 1998 and the related consolidated statements of income and cash flows for the year then ended (not presented herein); and in our report dated February 22, 1999, except for
Note 14 as to which the date is March 9, 1999, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 1998, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

                                            /s/  PricewaterhouseCoopers LLP

Dallas, Texas
May 7, 1999

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ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS

FINANCIAL CONDITION

     The Partnership's cash and cash equivalents decreased by $1 million over the three months ended March 31, 1999. Cash flows for the first quarter of 1999 included $82 million provided from operating activities, $79 million used for investing activities and $4 million used for financing activities. The $82 million net cash flow provided from operating activities was comprised of $61 million net cash flow provided from operating activities before changes in current assets and liabilities and $21 million of net cash flow provided from changes in current assets and liabilities. The $61 million net cash flow provided from operating activities before changes in current assets and liabilities was negatively impacted by decreased crude oil and natural gas prices and decreased natural gas volumes. The $21 million net cash flow provided from changes in current assets and liabilities consisted of a $61 million increase in advances from affiliate, a $34 million increase in accounts receivable and other current assets and a $6 million decrease in accounts payable and accrued liabilities.

     The $79 million net cash flow used for investing activities consisted primarily of $67 million used for capital expenditures. The $4 million net cash flow used for financing activities resulted from the scheduled payment of $4 million of long-term debt.

     As a result of a combination of low operating cash flow and high capital expenditures, no cash distribution will be paid for the 1999 first quarter. Distributions will fluctuate due to oil and gas prices, production volumes, operating costs, capital expenditures, exploration expenses and divestment proceeds.

RESULTS OF OPERATIONS

     Net income for the first quarter of 1999 was $11 million compared to break-even in the first quarter of 1998. Revenues for the 1999 first quarter were $106 million versus $146 million for the first quarter of 1998. In comparing the first quarter of 1999 with the first quarter of 1998, crude oil prices decreased by $3.65 per barrel and natural gas prices decreased $.27 per million cubic feet. Crude oil production per barrel per day was the same for both periods and natural gas volumes decreased 25 million cubic feet per day. The reduction in gas volumes resulted primarily from December 1998 divestitures and production declines.

     Average net production of crude oil and condensate was 48 thousand barrels daily during the first quarters of 1999 and 1998. The average crude oil and condensate price in the first quarter of 1999 decreased to $11.40 per barrel, as compared with $15.05 per barrel in the same period last year.

     Average net production of natural gas for the first quarter of 1999 was 353 million cubic feet daily compared with average net production of 378 million cubic feet daily for the same period in 1998. The average natural gas price for the first quarter of 1999 was $1.89 per thousand cubic feet, as compared with $2.16 per thousand cubic feet in the same period last year.

     Prior to February 26, 1999, Oryx Energy Company (Oryx) controlled Sun Energy Partners and was its managing general partner. On that date, Kerr-McGee Corporation (Kerr-McGee) became managing general partner following its merger with Oryx, and Kerr-McGee now controls Sun Energy Partners. The Company refers to Oryx prior to February 26, 1999 and to Kerr-McGee since February 26, 1999.

     On March 9, 1999, Kerr-McGee, as managing general partner, announced that its Board of Directors had approved a plan to merge Sun Energy Partners with Kerr-McGee Energy Corporation (an indirect wholly-owned subsidiary of Kerr-McGee). (See Note 4 to the Condensed Consolidated Financial Statements.)

YEAR 2000 READINESS

     In 1996, the Company established a formal Year 2000 Program (Program) to assess and correct Year 2000 problems in both information technology and non-informational technology systems. The Program is organized into two major areas: business systems and facilities integrity. Business systems

                                      III-9
include replacement and upgrade of computer hardware and software, including major business applications, such as purchasing, inventory, engineering, financial, human resources, etc. Facilities integrity encompasses telecommunications, plant process controls, instrumentation and embedded chip systems as well as an assessment of third party Year 2000 readiness.

     As a result of the merger of Oryx with Kerr-McGee, the Company is undertaking steps to minimize Year 2000 problems that might adversely impact the Partnership.

     To date, activities associated with business systems have included:

     - inventory and assessment

     - remediation and testing of legacy systems and hardware

     - communication with critical business partners

     Ongoing activities include:

     - conversion of data from Oryx's financial, human resources, production, technical and other systems into Year 2000 compliant systems utilized by the Partnership

     - remediating and testing certain Oryx legacy systems that will be retained and utilized by the Partnership

     - replacement of hardware and operating systems with Kerr-McGee Year 2000 compliant systems

     - Year 2000 integration testing of converted and remediated systems to ensure proper functionality beyond 2000

     These activities are scheduled to be complete near the end of third quarter, 1999. Costs expended to date by the Partnership are approximately $2.0 million. Total forecasted costs are approximately $3.6 million, but are being re-evaluated by the Company as a result of the merger. Management believes that the costs are not material to the Partnership's results of operations, financial position or cash flow.

     To date, major activities associated with facilities integrity have included:

     - inventory and assessment

     - remediation

     - testing and verification

     Inventory and assessment activities are essentially complete with remediation and testing and verification scheduled for completion in third quarter, 1999. Additional activities will be incorporated and include communication with third party vendors, suppliers and partners, and development of contingency plans. These activities are expected to be complete in late third quarter or early fourth quarter, 1999. Overall, facilities integrity activities are approximately 70 percent complete.

     Costs expended to date have been minor for facilities associated with the Partnership. Forecasted costs to complete these activities are approximately $200,000, but are being re-evaluated by the Company as a result of the merger.

     Management believes that the Program is comprehensive and reduces Year 2000 risks associated with internal systems to a manageable level. Regardless of management's efforts to assess and verify readiness there can be no assurance that all entities affecting the Company will be Year 2000 ready. To address these concerns, contingency plans will be developed. However, failure by a third party to remediate their Year 2000 issues in a timely manner could have a material effect to the Partnership's result of operations and cash flows in a particular quarter or annual period. Failure of a critical operating or safety component, or failure by a key third party supplier or customer are believed to be the most reasonably likely worst case scenarios that could impact the Partnership.

                                     III-10

                                    PART II

                               OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

     Two purported class action lawsuits entitled Kaplan v. Sun Energy Partners, L.P. and Greenfield v. Sun Energy Partners, L.P. have been filed in Delaware Chancery Court by several unit holders. The complaints in these actions variously name as defendants Sun Energy Partners, Kerr-McGee Corporation, former directors of Oryx Energy Company and Kerr-McGee Corporation directors. Among other things, the plaintiffs allege that the defendants have breached fiduciary and common law duties by failing to offer a fair price to unit holders in the merger, failing to negotiate the purchase price at arms-length, failing to obtain an independent valuation of the units and of Sun Energy Partners, and otherwise seeking to enrich themselves to the detriment of the unit holders. The plaintiffs further allege that the merger is timed to take advantage of the depressed market price of the units and that the purchase price is grossly inadequate relative to the market price of the units prior to the announcement of the merger and the premium paid in Kerr-McGee Corporation's merger with Oryx. These lawsuits seek unspecified damages and costs and to enjoin or rescind the merger, among other things. Sun Energy Partners and Kerr-McGee Corporation believe that these lawsuits are wholly without merit.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

     (a) Exhibits:

        27       -- Financial Data Schedule

     (b) Reports on Form 8-K:

          The Partnership did not file any reports on Form 8-K during the quarter ended March 31, 1999.

     We are pleased to furnish this report to unit holders who request it by writing to:

          Sun Energy Partners, L.P. Unit holder Relations
          c/o Kerr-McGee Corporation
          Managing General Partner
          123 Robert S. Kerr Avenue
          Oklahoma City, Oklahoma 73102

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

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            SUN ENERGY PARTNERS, L.P.

                                            By:      KERR-MCGEE CORPORATION
                                              ----------------------------------
                                                  (Managing General Partner)

                                            By:   /s/ DEBORAH A. KITCHENS
                                              ----------------------------------
                                                     Deborah A. Kitchens
                                                (Vice President and Controller
                                                and Chief Accounting Officer)

Date: May 7, 1999

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